UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-39460

KYMERA THERAPEUTICS, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	**81-2992166**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
500 North Beacon Street, 4th Floor	
Watertown, Massachusetts	**02472**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (857) 285-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KYMR	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant, based on the last sale price of the Common Stock at the close of business on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $2,294.8 million. Shares of common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's Common Stock outstanding as of February 20, 2026 was 81,642,394.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders, which the registrant intends to file with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K

Table of Contents

SUMMARY OF THE MATERIAL AND OTHER RISKS ASSOCIATED WITH OUR BUSINESS

- We are a clinical stage company and that may make it difficult for our stockholders to evaluate the success of our business to date and to assess our future viability.

- We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

- We will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.

- We are very early in our development efforts and our product candidates, whether conducted by us or our collaborators, are in early clinical development. If we are unable to advance them through the clinic for safety or efficacy reasons or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

- Our approach to the discovery and development of product candidates is novel and unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.

- We may not be successful in our efforts to identify or discover additional product candidates, or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

- If we experience delays or difficulties in the initiation or enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

- Positive results from early preclinical studies and clinical trials of our current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies of our current or future product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

- A pandemic, epidemic, or outbreak of an infectious disease may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.

- Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

- Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our current or future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates when and if any of them are approved.

- We rely, and expect to continue to rely, on third parties to conduct our ongoing and planned preclinical studies and clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

- If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired, and we may not be able to compete effectively in our market.

- Unstable global economic and geopolitical conditions may have serious adverse consequences on our business, financial condition, stock price and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms or other comparable terminology. These statements are not guarantees of future results or performance and involve substantial risks and uncertainties. Forward-looking statements in this Annual Report include, but are not limited to, express or implied statements about:

- the initiation, timing, progress, results, and cost of our research and development programs, and our current and future preclinical and clinical studies, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

- our ability to continue to enable a rational and effective drug discovery and development engine;

- the timing and the success of preclinical development efforts under our collaborations for IRAK4 and CDK2 programs and clinical studies for our STAT6 and IRF5 programs;

- our plans to submit investigational new drug applications (INDs) to the U.S. Food and Drug Administration, or FDA for current and future product candidates;

- the subsequent initiation of planned clinical trials;

- our ability to identify research priorities and apply a risk-mitigated strategy to efficiently discover and develop product candidates, including by applying learnings from one program to other programs and from one modality to our other modalities;

- our potential ability to manufacture our drug substances, delivery vehicles, and product candidates for preclinical use, for clinical trials and on a larger scale for commercial use, if approved;

- the ability and willingness of our third-party strategic collaborators to continue research and development activities relating to our development candidates and product candidates;

- our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates;

- our ability to obtain and maintain regulatory approval of our product candidates;

- our ability to commercialize our products, if approved;

- the pricing and reimbursement of our product candidates, if approved;

- the implementation of our business model, and strategic plans for our business, product candidates, and technology;

- the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

- estimates of our future expenses, revenues, capital requirements, and our needs for additional financing;

- the potential benefits of strategic collaboration agreements, our ability to enter into strategic collaborations or arrangements, and our ability to attract collaborators with development, regulatory and commercialization expertise;

- future agreements with third parties in connection with the commercialization of product candidates and any other approved product;

- the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

- our financial performance;

- the rate and degree of market acceptance of our product candidates;

- regulatory developments in the United States and foreign countries;

- our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

- our ability to produce our products or product candidates with advantages in turnaround times or manufacturing cost;

- the success of competing therapies that are or may become available;

- our ability to attract and retain key scientific or management personnel;

- the impact of laws and regulations;

- developments relating to our competitors and our industry;

- the effect of any pandemics, geopolitical conflicts or new or increased international tariffs, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to our preclinical studies and future clinical trials; and

- other risks and uncertainties, including those listed under the caption "Risk Factors."

Any forward-looking statements in this Annual Report reflect our current views with respect to future events and with respect to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described under Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

All of our forward-looking statements are as of the date of this Annual Report only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of or any material adverse change in one or more of the risk factors or risks and uncertainties referred to in this Annual Report or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the Securities and Exchange Commission, or the SEC, could materially and adversely affect our business, prospects, financial condition and results of operations. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report that modify or impact any of the forward-looking statements contained in this Annual Report will be deemed to modify or supersede such statements in this Annual Report.

We may from time to time provide estimates, projections and other information concerning our industry, the general business environment, and the markets for certain diseases, including estimates regarding the potential size of those markets and the estimated incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events, circumstances or numbers, including actual disease prevalence rates and market size, may differ materially from the information reflected in this Annual Report. Unless otherwise expressly stated, we obtained this industry, business information, market data, prevalence information and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources, in some cases applying our own assumptions and analysis that may, in the future, prove not to have been accurate.

PART I

Item 1. Business.

We are a clinical-stage biopharmaceutical company dedicated to reinventing the treatment of human disease through the development of innovative, highly differentiated oral medicines that address significant health problems and meaningfully improve patients' lives. We are committed to advancing novel technologies to address targets that have known disease-causing biology, but which have not been drugged, or have been inadequately drugged, often based on limitations of existing technologies. Our approach is intended to discover and develop a new generation of medicines in a disease-agnostic manner.

We are a leader in targeted protein degradation (TPD), a next-generation small molecule therapeutic modality that engages the body's natural cellular recycling system to selectively eliminate disease-causing proteins. Our objective is to develop molecules that are both potent and highly selective, creating the unique potential to address diseases that are poorly served by current treatment options. To date, we have progressed multiple programs into clinical development and expect to advance at least one new molecular entity into clinical testing annually. We intend to leverage our drug development expertise to become a fully integrated biopharmaceutical company with an industry-leading pipeline of novel medicines.

Our current discovery and development efforts are primarily directed at high-value targets in immunology. We believe there are more than 160 million patients in the United States, Europe and Japan that are diagnosed with some of the most prevalent immune-inflammatory diseases that our programs have the potential to address, nearly half of whom remain untreated. Of those treated, most patients are treated with therapies that do not treat the underlying diseases but mostly their symptoms. As a result, only a small percentage of patients, which we believe to be approximately 3% of the diagnosed population with moderate to severe inflammatory diseases, are currently treated with systemic advanced therapies, mostly injectable biologics. While generally efficacious, biologics have drawbacks. Biologics tend to be more expensive to manufacture, and the cost burden ultimately falls on patients and payors. Patient access to therapy can also be a challenge, as biologics can be more complex to prescribe and reimburse than small molecule medicines. Additionally, biologics are administered as injections - which may result in injection site reactions or pain - a less preferred route of administration as compared to oral medications, which offer greater flexibility for patients. We believe we have the potential to deliver a compelling value proposition to a significant underserved patient population: small molecule medicines with biologics-like activity through the convenience of a daily, oral pill.

Our publicly disclosed immunology programs target STAT6, IRF5 and IRAK4, each of which addresses targets within validated pathways, providing the opportunity to treat a broad range of diseases. We are developing KT-621 as part of our STAT6 program, and recently initiated the BROADEN2 Phase 2b clinical trial in adult and adolescent patients with moderate to severe Atopic Dermatitis (AD) and the BREADTH Phase 2b clinical trial in adult patients with moderate to severe asthma. We are also developing KT-579 as part of our oral IRF5 degrader program, and we recently initiated a Phase 1 clinical trial in healthy volunteers. We are collaborating with Sanofi S.A. ("Sanofi") on the development of our IRAK4 degrader, KT-485/SAR447971, which Sanofi plans to advance into clinical testing in 2026. In June 2025, we announced a strategic collaboration with Gilead Sciences, Inc. ("Gilead") to develop novel oral molecular glue degraders for CDK2. Our additional early undisclosed pipeline programs focus on addressing high impact targets that have been elusive to conventional modalities and that drive the pathogenesis of multiple serious diseases with significant unmet medical needs.

In addition to our immunology focus, we also have research initiatives in other therapeutic areas. Additionally, we believe many of our key discovery and development capabilities have broad applicability, creating an opportunity for us to develop impactful therapies leveraging small-molecule modalities in addition to TPD.

Our Strategy

We intend to achieve our mission to discover and develop novel and transformative medicines that improve the lives of patients with serious diseases by pursuing several key strategic objectives:

- We plan to advance our existing clinical and preclinical programs through critical inflection points that we believe will de-risk our molecules and approach.

- Guided by our drug development principles, we intend to expand our therapeutic pipeline by continuing to identify high-value targets that have disruptive therapeutic potential and that are well-suited for our approaches.

- We will continue to invest in our capabilities to identify novel molecules that address elusive targets and optimize them to highly specific drug candidates in a disease agonistic manner.

- We have developed a broad patent estate and expect to expand and protect our proprietary know-how and intellectual property.

- We intend to build our organizational capabilities to advance our goal of becoming a fully integrated biopharmaceutical company, including expertise in key therapeutic areas, development and eventually commercial functions.

- We will continue to consider synergistic collaboration opportunities that further our goal of delivering transformative therapies to the broadest patient populations.

Drug Discovery Approach and Capabilities

Our approach to target selection and our proprietary drug discovery capabilities enable us to rationally design innovative medicines that ultimately have the potential to address disease-causing proteins of all classes.

We place significant emphasis on target selection, which is focused on potentially first-in-class or best-in-class opportunities. We are focused on deploying our technology against diseases in areas of significant patient need that are not yet meaningfully addressed by traditional medicines, and where we believe TPD is the only or best way to elucidate the desired biology or clinical outcome. This approach includes addressing undrugged proteins in nodes of pathways with clinical validation and supported by strong human genetics, many of which are difficult-to-drug transcription factors or scaffolding proteins.

After identifying a protein of interest, we use our toolbox of integrated capabilities to help accelerate the discovery and development of small molecule medicines, enabling us to study molecular structures and gain a better understanding of the biological mechanisms of proteins. Critical components of our capabilities include the following:

- A comprehensive hit identification strategy using high-content as well as fit-for-purpose technologies such as DNA encoded libraries and fragment-based as well as X-ray-based screenings;

- Machine learning and artificial intelligence in virtual screening, hit validation and optimization technologies;

- Lead optimization expertise that includes proprietary properties-based chemistry optimization, X-ray crystallography, cryogenic electron microscopy, and pharmacokinetic/pharmacodynamic-centric enabled lead optimization;

- Proprietary global quantitative proteomics techniques; and

- Translational biology focused on patient disease samples.

Our TPD approach is rooted in a deep understanding of the relationship between E3 ubiquitin ligases and target proteins, which allows us to identify the properties that make a target both ligandable and degradable and to determine how multiple factors impact potency, selectivity, pharmacokinetics (PK) and pharmacodynamics (PD). We have built extensive capabilities and knowledge that contribute to the development of our preclinical and clinical pipeline. We have generated predictive models that reflect our deep knowledge and understanding of the interplay between targets and drug properties, driving optimization of drug disposition and in vitro and in vivo PK/PD relationships of our compounds across different tissue and cell types.

Due to its unique advantages, TPD is capable of targeting proteins traditionally undrugged by small molecules. Specifically, TPD can target proteins without a catalytic function such as scaffolding proteins and transcription factors, with small molecule-like drug properties that can potentially be dosed orally and distributed systemically, unlike other modalities.

Because of the catalytic nature of the degradation process, we believe the TPD modality has the potential to be therapeutically effective with smaller amounts of drug substance and less frequent dosing than traditional therapeutics. TPD molecules have been shown to be amenable to existing small molecule manufacturing principles which can be less costly than other therapeutic modalities.

Our Pipeline

The following table summarizes our disclosed pipeline.


Program
IND-Enabling
Phase 1
Phase 2
Phase 3
Rights
Kymera Wholly-Owned Immunology Programs
STAT6
KT-621 - AD
KT-621 - Asthma
Potential Indications: AD, Asthma, COPD, EoE, CRSwNP, CSU, PN, BP, others
KYMERA
IRF5
KT-579
Potential Indications: Lupus, Sjögrens, RA, IBD, SSc, DM, others
KYMERA
Partnered Programs
IRAK4
KT-485
Potential Indications: HS, AD, RA, Asthma, IBD, others
sanofi
CDK2
Molecular Glue
Potential Indications: Breast Cancer and other Solid Tumors
GILEAD

Figure 1

Our Disclosed Immunology Programs

STAT6 Program

Summary

We are developing oral medicines that target STAT6, an essential transcription factor specific to the IL-4/IL-13 signaling pathway and the central driver of Type 2 inflammation in allergic and atopic diseases. STAT6 is a genetically validated target, and the IL-4/13 pathway has been clinically validated by approved biologics, including dupilumab, an injectable monoclonal antibody designed to treat Type 2 diseases.

Background on Pathway and Target

STAT6 is the essential and specific transcription factor required for IL-4 and IL-13 cytokine-signaling and a central driver of Type 2-driven inflammation in atopic and allergic diseases. The pathogenic role of STAT6 is supported by human genetics showing that gain of function mutations of STAT6 cause severe early onset allergic diseases in humans. Additionally, STAT6 knockout in mice is protective in multiple allergic disease models, and those mice develop normally and are viable and fertile. Published research also has demonstrated that a partial loss-of-function variant in STAT6, found in a study of individuals in Iceland, resulted in dampened IL-4 signaling and protection from Type 2-driven asthma.

Development Opportunities

We estimate that more than 140 million people in the US, Europe and Japan suffer from diseases predominately driven by Type 2 inflammation, about 48 million of which can be characterized as moderate to severe. There are existing therapeutics that have validated key pathways across many of these diseases, including atopic dermatitis (AD), asthma, chronic obstructive pulmonary disease (COPD), chronic rhinosinusitis with nasal polyps(CRSwNP), chronic spontaneous urticaria (CSU), eosinophilic esophagitis (EoE), prurigo nodularis (PN), bullous pemphigoid (BP) and others. Many of the existing treatments include injectable biologics, some of which have demonstrated strong efficacy, but which can be inconvenient for patients, difficult to reimburse and are costly to manufacture. Small molecule inhibitors have also been developed to treat certain Type 2-mediated diseases, but often insufficiently block these signaling pathways, limiting their efficacy, and in certain cases may carry various safety risks. Based on its preclinical profile, we believe KT-621 has the

potential to provide comparable clinical activity to biologics with the convenience of oral dosing and, as a result, the potential to access a broader patient population.

We believe KT-621 has potential utility in many dermatology, gastroenterology, and respiratory indications including, but not limited to, AD, asthma, COPD, EoE, cCRSwNP, CSU, PN, and BP, among others. We expect to focus our development strategy in these areas, which have been validated with existing treatments, such as dupilumab, that act to inhibit Type 2 cell differentiation. We are currently evaluating KT-621 in AD and asthma.

Atopic Dermatitis

Atopic dermatitis (AD) is a chronic, pruritic inflammatory skin disease that occurs most frequently in children but also affects adults. In the major global markets, the diagnosed prevalence of AD is estimated at 43 million patients, with approximately 60% falling into the moderate-to-severe category. AD follows a chronic relapsing course over months to years, with dry skin and severe pruritus as the primary symptoms, sometimes accompanied by skin thickening from chronic scratching and fissuring. AD is treated symptomatically with topical therapies, including emollients, corticosteroids, and phosphodiesterase inhibitors. The leading FDA-approved systemic treatment is the IL-4Ra targeting antibody dupilumab, which is considered a safe and effective treatment for AD. Nonetheless, penetration of existing therapies, including dupilumab, remains low, leaving a significant percentage of patients who are currently underserved.

Asthma

Asthma is a chronic lung disease affecting people of all ages. It is caused by inflammation and muscle tightening around the airways, which makes it harder to breathe. Symptoms can include coughing, wheezing, shortness of breath and chest tightness. These symptoms can be mild or severe and can come and go over time. In major global markets, it is estimated that approximately 55 million people worldwide are diagnosed with asthma, with approximately 50% falling into the moderate or severe category. Asthma is a leading chronic disease in children, affecting about 5 million children under the age of 18. Treatments include inhaled corticosteroids, bronchodilator medications and biologics, such as dupilumab, for moderate to severe disease.

KT-621 Clinical Development Summary

In 2025, we completed a first-in-human Phase 1 trial evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of single- and multiple-ascending doses of KT-621 compared to placebo in a total of 118 healthy volunteers. KT-621 demonstrated a favorable pharmacokinetic profile after single and multiple doses and showed a dose proportional increase in exposure after multi-dosing. KT-621 also demonstrated rapid, deep and prolonged STAT6 degradation in blood after single doses of KT-621 and in blood and skin after multiple doses of KT-621.


Robust STAT6 Degradation in Blood and
Skin Following Low Daily Oral Doses
Ns (Blood, Skin)
Placebo (18, 17)
1.5mg QD (9, 7)
12.5mg QD (7, 7)
25mg QD (9, 8)
50mg QD (9, 9)
100mg QD (9, 9)
200mg QD(9, 9)
STAT6 % Change from Baseline Mean (SE(±)
100
50
0
-50
-100
Placebo
1.5mg QD
12.5mg QD
25mg QD
50mg QD
100mg QD
200mg QD
Blood Degradation
56%
-68%
-92%
-94%
-92%
-98%
-94%
Skin Degradation
-8%
-48%
-92%
-88%
-96%
-95%
-97%

Figure 2

Treatment with KT-621 also reduced multiple disease relevant Type 2 biomarkers in healthy volunteers, including a median TARC reduction up to 37% and median Eotaxin-3 reduction up to 63%.

The safety profile of KT-621 was undifferentiated from placebo, with no serious adverse events, no severe adverse events, no treatment related adverse events in more than one subject, and no clinically relevant changes in vital signs, lab tests or electrocardiograms.

We also conducted a Phase 1b study evaluating KT-621 in patients with moderate to severe AD. The KT-621 BroADen Phase 1b clinical trial was an open-label, single-arm study that enrolled 22 patients with moderate to severe AD across two dose levels, 100 mg and 200 mg of KT-621 once daily for 28 days. The study was designed to evaluate KT-621 safety and tolerability and to demonstrate that KT-621 could achieve robust STAT6 degradation in both blood and skin, resulting in reductions in multiple Type 2 inflammatory biomarkers in circulation and in the transcriptome of active AD lesions after 4-weeks of dosing comparable to current standard of care treatment dupilumab. The study also explored effects on clinical activity and disease burden endpoints. KT-621 demonstrated its potential to deliver a first-in-class once-a-day oral treatment for Type 2 inflammatory diseases across every measure evaluated in the BroADen clinical trial, including STAT6 degradation, biomarker modulation, clinical activity, impact on other comorbid Type 2 diseases and safety.

KT-621 BroADen Phase 1b Atopic Dermatitis Trial Results

Pharmacokinetics (PK) and STAT6 Degradation

KT-621 exhibited a plasma PK profile across the 100 mg and 200 mg dose groups consistent with the Phase 1a healthy volunteer trial results. KT-621 demonstrated deep and consistent STAT6 degradation in both blood and skin across the 100 mg and 200 mg dose groups, translating strongly from the Phase 1a healthy volunteer study. At Day 29, median STAT6 degradation in blood as measured by flow cytometry was 98% at both the 100 mg and 200 mg doses. In skin lesions, where STAT6 levels were 2-fold higher compared to healthy volunteers, KT-621 achieved median STAT6 degradation of 94% by mass spectrometry at both the 100 mg and 200 mg doses with multiple subjects' STAT6 level dropping below the lower limit of quantification (LLOQ).

Type 2 Biomarkers:

Thymus and Activation-Regulated Chemokine (TARC): A validated biomarker of Type 2 inflammation, TARC reductions with KT-621 were robust and highly associated with baseline levels of TARC in treated patients, consistent with reported dupilumab studies across multiple diseases. In patients with baseline TARC in line with dupilumab AD studies, defined as ≥1,600 pg/mL (which is the lower bound of the 95% confidence interval for median baseline TARC levels from the dupilumab SOLO1-2 AD studies), the median TARC reduction at Day 29 was 74%, in line with published dupilumab results at week 4. Across all patients, TARC was reduced by a median 48% and 55% for the 100 mg and 200 mg dose groups, respectively.

Eotaxin-3: At Day 29, KT-621 achieved a median reduction in Eotaxin-3 of 62% and 73% for the 100 mg and 200 mg dose groups, respectively. Eotaxin-3 is a highly specific downstream cytokine of the IL-4/IL-13 pathway. These results numerically exceeded what has been reported with dupilumab in asthma and chronic rhinosinusitis with nasal polyps (CRSwNP) patients even at 52 weeks.

Immunoglobulin E (IgE): At Day 29, KT-621 achieved a median IgE reduction of 5% and 14% for the 100 mg and 200 mg dose groups, respectively, which were comparable to the reported dupilumab data at week 4. As expected for a Type 2 biomarker with a long half-life, reductions emerged gradually and aligned with kinetics observed in studies for representative biologics.

IL-31: KT-621 achieved robust reductions in serum IL-31, a validated Type 2 biomarker linked to pruritus in AD. At Day 29, median IL-31 levels were reduced by 56% and 54% in the 100 mg and 200 mg dose groups, respectively, demonstrating potent suppression of this pruritogenic cytokine through STAT6 degradation. This is the first known demonstration in AD patients of reduction in blood levels of IL-31 with IL-4/13 pathway blockade.

Fractional Exhaled Nitric Oxide (FeNO): A validated biomarker of Type 2 lung inflammation shown to be modulated by biologics like dupilumab targeting the IL-4/13 pathway in asthma, KT-621 achieved median FeNO reductions at Day 29 of 25% and 33% among all patients within the 100 mg and 200 mg dose groups, respectively. This is the first known demonstration of FeNO reduction in AD patients, providing initial proof of concept for KT-621 inhibition of Type 2 inflammation in lungs.

Skin Transcriptomics: Across all patients and doses, KT-621 led to decreases in core Type 2 inflammation and AD disease-relevant gene sets in skin lesions after 4-weeks of dosing, including genes such as TARC, PARC, Eotaxin-3, periostin, keratin 16 and TSLP, with results comparable to dupilumab at week 4.

Clinical Endpoints

Eczema Area and Severity Index (EASI): Mean EASI score reductions at Day 29 were 62% and 63% in the 100 mg and 200 mg dose groups, respectively, and 63% across all patients. KT-621 demonstrated rapid onset of action with measurable EASI impact by Day 8, the earliest timepoint reported. Comparable reductions were observed in patients with low or high baseline TARC levels and patients with low or high baseline EASI.

For EASI and all other clinical endpoints measured, KT-621 achieved improvements that were in line with or in some cases numerically exceeded published data for dupilumab at week 4. In addition, results were generally comparable across patients with or without prior biologics use.



Figure 3

EASI-50 (≥50% improvement from baseline) was 67% and 83% in the 100 mg and 200 mg dose groups, respectively, and 76% across all patients. EASI-75 (≥75% improvement from baseline) was 33% and 25% in the 100 mg and 200 mg dose groups, respectively, and 29% across all patients.



Figure 4

Peak Pruritus (Itch): Mean Peak Pruritus Numerical Rating Scale (PPNRS) reductions at Day 29 were 47% and 35% in the 100 mg and 200 mg dose groups, respectively, and 40% across all patients. KT-621 demonstrated rapid onset of action with measurable impact on pruritus as soon as Day 8, the earliest timepoint reported.



Figure 5

SCORing Atopic Dermatitis Index (SCORAD): KT-621 demonstrated improvements across all SCORAD domains, including itch and sleeplessness, reflecting both lesion improvement and symptom relief. At Day 29, total SCORAD scores decreased substantially with 52% and 46% mean reductions in the 100 mg and 200 mg dose groups, respectively, and 48% across all patients. For sleeplessness, at Day 29 mean reductions were 72% and 78% in the 100 mg and 200 mg dose groups, respectively, and 76% across all patients. For itch, at Day 29 the mean reductions were 40% and 47% in the 100 mg and 200 mg dose groups, respectively, and 44% across all patients.



Mean % Change in Total SCORAD
KT-621 100 mg QD (n=10)¹
KT-621 200 mg QD (n=12)
KT-621 Overall (n=22)¹
Mean (±SE) Percent Change from Baseline in Total SCORAD
-46%
-52%
-48%
Mean % Change in SCORAD Itch
KT-621 100 mg QD (n=10)¹
KT-621 200 mg QD (n=12)
KT-621 Overall (n=22)¹
Mean (±SE) Percent Change from Baseline in SCORAD - Itch
-40%
-44%
-47%
Mean % Change in SCORAD - Sleeplessness²
KT-621 100 mg QD (n=9)³
KT-621 200 mg QD (n=11)
KT-621 Overall (n=20)³
Mean (±SE) Percent Change from Baseline in SCORAD - Sleeplessness
-72%
-78%
-76%
ON TREATMENT
Time (Day)
Note: Analysis based on observed cases at each visit; ¹One patient in the 100mg cohort missed the D29 visit (n=9 for 100 mg and n=21 for Overall at D29); ²Only patients with non-zero baseline sleeplessness are included; ³One patient in the 100 mg cohort missed the D29 visit (n=8 for 100 mg and n=19 for Overall at D29); SCORAD: SCORing Atopic Dermatitis.

Figure 6

Validated Investigator Global Assessment for Atopic Dermatitis (vIGA-AD): At Day 29, the proportion of vIGA-AD responders (patients achieving a score of 0 or 1 with at least a 2-point improvement) was 22% and 17% in the 100 mg and 200 mg dose groups, respectively, and 19% across all patients.

Patient Reported Outcomes (DLQI and POEM): KT-621 produced meaningful improvements in patient-reported quality of life, as measured by the Dermatology Life Quality Index (DLQI) and Patient-Oriented Eczema Measure (POEM). Both scores declined steadily over the 4-week treatment period across both dose levels. These outcomes underscore KT-621's rapid, patient-perceived impact on daily functioning and well-being, complementing the objective clinical improvements observed across other endpoints.

Impact on Comorbid Type 2 Diseases

Asthma and Allergic Rhinitis: In those AD patients with comorbid asthma (n=4), at Day 29, KT-621 achieved a median FeNO reduction of 56%, which numerically exceeded published data for dupilumab at week 4 in asthma patients, and clinically meaningful ACQ-5 mean change of -1.2 points which corresponded to a 100% responder rate (≥0.5-point improvement). In evaluable patients with comorbid allergic rhinitis, KT-621 demonstrated activity with meaningful improvements in both Total Nasal Symptom Score (TNSS, n=7) and Rhinoconjunctivitis Quality of Life Questionnaire (RQLQ, n=6) measures, with notable responder rates (≥0.5-point improvement) in both endpoints. These findings demonstrate KT-621's broader potential across immuno-inflammatory diseases, reflecting systemic Type 2 pathway engagement.



Median % Change from Baseline in FeNO (n=4)
Median (Q1, Q3) Percent Change from Baseline in FeNO
ON TREATMENT
Time (Day)

Figure 7

Safety and Tolerability

KT-621 was well-tolerated with a favorable safety profile consistent with the Phase 1b trial in patients with moderate to severe AD. There were no serious adverse events (SAEs), no severe AEs, no related treatment-emergent-adverse events (TEAEs) or TEAEs leading to discontinuation, no AEs of conjunctivitis, herpes infections or arthralgias, and no clinically relevant changes in vital signs, laboratory tests or electrocardiograms.

Clinical Development Plan

Two parallel Phase 2b trials to evaluate KT-621 in patients with moderate to severe AD and asthma are ongoing with data expected by mid-2027 and late-2027, respectively.

IRF5 Program

Summary

We are developing oral medicines that target IRF5, a master regulator of innate and adaptive immune response pathways involving pro-inflammatory cytokines, B cell activation, and Type I Interferon. IRF5 is a genetically validated transcription factor that has been widely implicated in inflammatory and autoimmune diseases. Functional risk variants in IRF5 have been associated with increased susceptibility to multiple diseases, and IRF5-regulated pathways have been clinically validated through the development of multiple approved and investigational therapies.

Background on Pathway and Target

IRF5, a historically undrugged transcription factor, is a master regulator of innate and adaptive immune response pathways involving pro-inflammatory cytokines (TNFα, IL-6, IL-12, IL-23), B cell activation (autoantibody production), and Type I Interferon (IFN). IRF5 is selectively expressed and activated in specific cell types such as dendritic cells, monocytes, macrophages, and B cells. Its cell- and disease activation-specific profile has the potential to block cell-specific immune dysregulation while sparing normal cell function.

Dysregulated IRF5 activation is implicated in the pathogenesis of multiple diseases, including autoimmune disorders, and chronic inflammatory conditions such as systemic lupus erythematosus (SLE), rheumatoid arthritis (RA) and inflammatory bowel disease (IBD). As a central regulator of immune signaling, IRF5 represents a compelling therapeutic target for diseases characterized by immune dysregulation and excessive inflammation that remain underserved by existing therapies.

Development Opportunities

We estimate that more than 10 million people across the United States, Europe, and Japan are affected by diseases in which IRF5-mediated pathways are implicated in pathogenesis. KT-579 has the potential for broad utility in diseases where effective and well tolerated oral therapies are needed including lupus, Sjögren’s Syndrome, Rheumatoid Arthritis, Inflammatory Bowel Disease, Systemic Sclerosis, Dermatomyositis, among others.

KT-579 Preclinical Development

Our lead molecule in our IRF5 program is KT-579, an investigational, potentially first-in-class oral IRF5 degrader being developed for the treatment of rheumatic and autoimmune diseases. We have conducted comprehensive preclinical studies in human primary cells, patient derived cells, and in vivo disease models to assess KT-579’s selectivity, potency, degradation levels, efficacy and tolerability. KT-579, a potent, selective and oral degrader has the potential to be the first IRF5-targeted therapy to deliver a novel oral treatment option, in many cases superior to pathway biologics.

Preclinical Selectivity

KT-579 was highly selective for IRF5 over all other proteins in the detectable proteome including other IRF family proteins.


KT-579: 10xDC90 in hPBMCs @ 24 hrs
IRF5
All other IRFs
-Log10(p-Value)
Log2(Fold-Change)
IRF1
IRF7
IRF9
IRF3
IRF8
IRF2
IRF4
10
5
0
-5
-2.5
0
2.5
5

Figure 8

Preclinical Potency

KT-579 also demonstrated picomolar to nanomolar potencies across all relevant human cell types evaluated, including B cells, dendritic cells, macrophages, and monocytes. KT-579 demonstrated potent inhibition of proinflammatory cytokines downstream of TLR4, TLR7, TLR8 and TLR9 activation in cellular assays and blocked Type I IFN production and response.


Equipotent Degradation in Relevant hPBMC Subsets @ 24hrs
PBMC
B Cells
Monocytes
pDCs
mDCs
% IRF5 Remaining
KT-579 Concentration (nM)
150
100
50
0
0.0001
0.001
0.01
0.1
1
10
100
1000

Cell Subsets	KT-579 DC_{50} (nM)
PBMC	0.8
CD19+ B cells	1.0
CD14+ Monocytes	0.6
HLA-DR+CD123+ pDCs	0.9
HLA-DR+CD11c mDCs	0.9

Figure 9

Preclinical Degradation Levels

KT-579 achieved robust degradation (>90%) across multiple preclinical species in vivo and in all disease-relevant tissues with low oral doses.



Figure 10

Preclinical Efficacy Models

In several preclinical efficacy models of lupus and RA, KT-579 was generally more efficacious than clinically active or marketed small molecule inhibitors and injectable biologics, phenocopying IRF5 knockout studies.

In lupus models, KT-579 significantly impacted Type I IFN signaling and pathogenic B cell subsets, key molecular pathways known to be involved in lupus pathogenesis, that resulted in marked reductions of blood interferon-stimulated genes, serum autoantibodies (anti-dsDNA), kidney IgG deposition, and protected from renal disease progression. Additionally, in lupus patient PBMC samples, KT-579 effectively blocked TLR7- and TLR8-induced pro-inflammatory cytokines and IFNβ production and TLR9-induced IgG levels.



Figure 11

In RA rodent models, KT-579 achieved a dose-dependent reduction of joint swelling that correlated with inhibition of pro-inflammatory cytokines and Th1 responses in joint tissue and protected from bone destruction.



Figure 12

Preclinical Tolerability

In preclinical safety studies, there were no adverse findings in non-GLP and GLP toxicity studies in non-human primates and rodents.

KT-579 Clinical Development

We recently initiated Phase 1 testing in healthy volunteers for KT-579.

Collaboration Product Candidates

We have strategically entered into collaborative arrangements with companies to research, develop and commercialize protein degraders and molecular glue degraders.

Sanofi

We are collaborating with Sanofi on the development of drug candidates targeting IRAK4 outside of the oncology and immuno-oncology fields. In June 2025, under the terms of the Sanofi Agreement (as defined below), Sanofi decided to exercise its participation election right for the IRAK4 degraders, including KT-485/SAR447971. KT-485 is a highly active and selective oral IRAK4 degrader for the treatment of IL-1R/TLR-driven immuno-inflammatory conditions and diseases with high unmet medical need. Sanofi plans to advance KT-485 into clinical testing in 2026.

IRAK4 is a critical regulator of innate immunity and key protein of the myddosome complex that mediates signaling through IL-1 and toll-like receptors. IRAK4 is a scaffolding kinase that acts at the interface of the innate and adaptive immune responses with a variety of functions depending on its kinase activity and scaffolding function. Eliminating IRAK4 completely through degradation impacts both the kinase and scaffolding functions, therefore having the potential to achieve a broad, well-tolerated, anti-inflammatory effect providing a novel therapeutic approach for a variety of immune-inflammatory diseases.

Gilead Sciences

In June 2025, we entered into an exclusive option and license agreement with Gilead Sciences to accelerate the development and commercialization of a novel molecular glue degrader (MGD) program targeting cyclin-dependent kinase 2 (CDK2) with broad oncology treatment potential, including in breast cancer and other solid tumors.

CDK2-directed MGDs are a new type of drug designed to remove CDK2 – a key contributor in tumor growth – rather than just inhibiting its function. Traditional inhibitors of CDK2 often interfere with similar proteins, which can cause undesired side effects. MGDs have the potential to provide more precise, safe and effective treatments for cancers that rely on CDK2 activity by selectively removing this protein from cells.

Kymera will lead all research activities for the CDK2 program. If Gilead exercises its option to exclusively license the program, Gilead will have global rights to develop, manufacture and commercialize all products resulting from the collaboration.

Collaboration Agreement with Sanofi (formerly Genzyme Corporation)

On July 7, 2020, we entered into a collaboration agreement, or the Original Sanofi Agreement, with Genzyme Corporation, a subsidiary of Sanofi, to co-develop drug candidates directed to two biological targets. The Original Sanofi Agreement became effective during the third quarter of 2020.

On November 15, 2022, we entered into an Amended and Restated Collaboration and License Agreement with Sanofi, or the Amended Sanofi Agreement, which amended the Original Sanofi Agreement to revise certain research terms and responsibilities set forth under the Original Sanofi Agreement. The Amended Sanofi Agreement also specifies details around the timing and number of Phase 2 trials required under the terms of the collaboration. The Amended Sanofi Agreement became effective on December 5, 2022. The Original Sanofi Agreement, as amended by the Amended Sanofi Agreement, is referred to herein as the Sanofi Agreement.

Under the Sanofi Agreement, we granted to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. Such license is exercisable on a collaboration target-by-collaboration target basis only after a specified milestone. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immune-oncology.

Pursuant to the Sanofi Agreement, with respect to both targets we are responsible for discovery and preclinical research and conducting a phase 1 clinical trial for at least one degrader directed against IRAK4 plus up to three back up degraders, the costs of which will be borne by us, except in certain circumstances. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

In addition, pursuant to the Sanofi Agreement, Sanofi will grant to us an exclusive option, or Opt-In Right, exercisable, at our sole discretion, on a collaboration target-by-collaboration target basis that will include the right to (i) fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if we exercise our Opt-In Right, Sanofi will grant to us an exclusive option, applicable to each collaboration target, which upon exercise will allow us to conduct certain co-promotion activities in the field in the United States.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi paid to us an upfront payment of $150.0 million. In addition to the upfront payment, under the agreement we were eligible to receive certain development milestone payments of up to $1.48 billion, and commercial milestone payments of up to $700.0 million, in the aggregate. We will further be eligible to receive tiered royalties on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. We or Sanofi may terminate the agreement upon the other party's material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the agreement for convenience or for a material safety event upon advance prior written notice, and we may terminate the agreement with respect to any collaboration candidate if, following Sanofi's assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

In December 2022, Sanofi provided us with written notice of its intention to take KT-474 into Phase 2 clinical trials. In the fourth quarter of 2023, we achieved two milestones of $40.0 million and $15.0 million relating to the dosing of the first patient in the Phase 2 clinical trial for the first and second indications, respectively. In the first quarter of 2025, the Company achieved a development milestone related to certain preclinical activities associated with the IRAK4 program. In connection with this milestone the Company unconstrained $20.0 million of consideration in the first quarter of 2025. All milestone payments have been received as of December 31, 2025.

In June 2025, Sanofi communicated its decision to exercise its full participation election under the terms of the Sanofi Agreement, and to advance KT-485/SAR447971, into clinical testing. As a result, Sanofi stopped development of KT-474. In connection with the IRAK4 program, we remain eligible to receive up to $975 million in development and commercial milestones upon the achievement of certain developmental or regulatory events and upon the achievement of certain net sales thresholds.

In September 2023, we mutually agreed to cease activities related to the undisclosed target and we are no longer eligible for the milestone and royalty payments associated with the second target.

Option and license agreement with Gilead Sciences

On June 25, 2025, we entered into an exclusive option and license agreement (the "Gilead Agreement") with Gilead, to collaborate on developing novel molecular glue degraders directed against cyclin-dependent kinase 2 ("CDK2"). Under the Gilead Agreement, we granted to Gilead an exclusive option, exercisable during a defined option period, to exercise an exclusive, worldwide license to develop, manufacture, and commercialize certain CDK2 degraders generated under the collaboration.

Pursuant to the Gilead Agreement, we are responsible for all discovery and preclinical research activities through the delivery of a complete data package as defined in the agreement. If, after receiving the complete data package, Gilead exercises its option to license the program, Gilead will have global rights to develop, manufacture and commercialize all products resulting from the collaboration.

If Gilead does not exercise the option during the option period defined in the agreement, then the Gilead Agreement will terminate. Following option exercise, the Gilead Agreement will expire on a product-by-product and country-by-country basis upon the expiration of all royalty obligations under the agreement. Gilead may terminate the agreement for convenience upon advance written notice. Each party may also terminate the agreement for material breach, insolvency, and the agreement may be terminated for certain other customary reasons, including Gilead's right to terminate certain provisions of the agreement following a change of control of our company.

In consideration for the exclusive option and rights granted under the Gilead Agreement, we received a non-refundable upfront payment of $40.0 million. In addition, if Gilead exercises the option, the we are entitled to receive an option exercise payment of $45.0 million and will be eligible to receive up to $665.0 million upon the achievement of certain development, regulatory and commercial milestones. We are also eligible to receive tiered royalties on net sales by Gilead ranging from high single-digit to mid-teen percentages, subject to customary reductions in certain circumstances

Manufacturing / Supply Chain

We do not own or operate manufacturing facilities for the production of our drug candidates and currently have no plans to build our own clinical or commercial scale manufacturing capabilities. We currently engage with third-party contract manufacturing organizations, or CMOs, for the manufacture of our drug candidates for preclinical studies, and we intend to continue to do so in the future. We rely on and expect to continue to rely on third-party manufacturers for the production of both drug substance and finished drug product. We have engaged third-party manufacturers to supply the drug substances for our drug candidates and a third-party manufacturer to develop and manufacture finished drug products that we are using in our clinical trials. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.

All of our drug candidates are organic compounds of low molecular weight, generally called small molecules, but which are larger than traditional small molecule therapeutics. We have selected these compounds not only on the basis of their potential efficacy and safety, but also because we anticipate an ease of synthesis and cost of goods. We have produced drug substances and drug products for use in our clinical trials and continue to refine our production processes. The drug substance and drug product processes are amenable to scale-up and do not require unusual equipment in the manufacturing process. To adequately meet our needs for late-stage clinical and commercial manufacturing, our suppliers will need to scale their production, or we will need to secure alternate suppliers.

Competition

The biotechnology industry is extremely competitive in the race to develop new products. While we believe we have significant competitive advantages with our years of expertise in targeted protein degradation, clinical development expertise, and intellectual property position, we currently face and will continue to face competition for our development programs from companies that use targeted protein degradation or targeted protein degradation development platforms, and from companies focused on more traditional therapeutic modalities such as small molecules and antibodies. The competition is likely to come from multiple sources, including larger pharmaceutical companies, biotechnology companies, and academia.

Companies developing small molecule protein degraders therapies for patients, include, but are not limited to, Arvinas, Inc., C4 Therapeutics, Inc., Nurix Therapeutics, Inc., and Foghorn Therapeutics, Inc. Further, several pharmaceutical companies have disclosed preclinical investments in this field. Our competitors will also include companies that are or will be developing other targeted protein degradation methods as well as small molecule, antibody, or gene therapies for the same indications that we are targeting. In addition to competitors we face in developing small molecule protein degraders, we will also face competition in the indications we expect to pursue with our STAT6, IRF5, IRAK4 and CDK2 programs. In particular, several pharmaceutical companies have announced partnerships around programs targeting STAT6, and/or have their own internal STAT6 programs, including Gilead Sciences, Inc, Johnson & Johnson, Pfizer and Sanofi.

More broadly, many of the indications targeted by our programs have approved standards of care which may include more traditional therapeutic modalities. In order to compete effectively with these existing therapies, we will need to demonstrate that our protein degrader therapies are favorable to existing therapeutics.

Intellectual Property

Our success depends in part on our ability to secure intellectual property protection for our product candidates and future products, as well as our platform protein degradation technologies and any other relevant inventions and improvements that are considered commercially important to our business. Our success also depends on our ability to defend and enforce our intellectual property rights, preserve the confidentiality of our proprietary information, and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.

As with other biotechnology and pharmaceutical companies, our ability to secure and maintain intellectual property protection for our product candidates, future products, and other proprietary technologies will depend on our success in obtaining effective patent coverage and enforcing those patents if granted. However, we cannot guarantee that our pending patent applications, and any patent applications that we may in the future file, will result in the issuance of patents, or that any issued patents we may obtain will provide sufficient proprietary protection from competitors. Any issued patents that we obtain may be challenged, invalidated, or circumvented by third parties.

In addition to patents, we also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary technology, in part, through confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and potential collaborators.

17

Patent Portfolio

Our intellectual property includes a portfolio of wholly owned patent families covering our platform E3 ligase ligand technology and our novel bifunctional degrader product candidates, including claims to compositions of matter, pharmaceutical compositions, methods of use, methods of treatment, and other related compounds and methods. Our intellectual property portfolio is in its early development stages. Our patent portfolio is generally organized into two categories: (1) platform E3 ligase ligand patent families and (2) protein degrader patent families, including various target-specific degrader patent families.

Platform E3 Ligase Ligand Patent Families

Our platform E3 ligase ligand patent families are wholly owned and include four patent families directed to novel ligands for the cereblon E3 ubiquitin ligase, as well as methods of treatment and other related methods. As of December 31, 2025, our platform E3 ligase ligand patent families included granted U.S. patents, pending patent applications in the U.S. and Europe. Any U.S. or foreign patents resulting from these applications, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2045, absent any patent term adjustments or extensions.

Protein Degrader Patent Families

Our protein degrader patent families are wholly owned and are directed to novel bifunctional degrader compounds that are useful in affecting ubiquitination of a target protein, as well as methods of treatment and other related methods. As of December 31, 2025, our protein degrader patent families included granted U.S. patents, and numerous patent applications in U.S., PCT, and foreign jurisdictions, such as Australia, Canada, Europe, Israel, Japan, Mexico, New Zealand, and the Russian Federation. Any U.S. or foreign patents resulting from these applications, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2043, absent any patent term adjustments or extensions.

Target-Specific Degrader Patent Families

Our target-specific degrader patent families focus protection around degrader compounds that are designed to target specific proteins for degradation, as well as methods of treatment and other inventions related to the compounds, such as dosing methods, formulation, etc. . Such protein targets include, for example, IRAK (interleukin-1 receptor-associated kinases), STAT (signal transducers and activators of transcription, e.g.,STAT3 and STAT6), CDK2, and IRF5.

IRAK-Specific Patent Families

Our IRAK-specific patent families are wholly owned and include patent families covering degrader compounds that are designed to specifically target IRAK for degradation and patent families covering novel IRAK ligands. As of December 31, 2025, our IRAK-specific patent families included numerous granted U.S. and foreign patents, and pending patent applications filed in U.S., PCT, and foreign jurisdictions, such as Australia, Argentina, Brazil, Canada, China, Europe, Eurasia, Gulf Cooperation Council, Israel, India, Japan, Mexico, New Zealand, Singapore, South Africa, and Taiwan. Any U.S. or foreign patents resulting from our IRAK-specific patent families, if granted and all appropriate maintenance fees paid, are expected to expire between 2038 and 2044, absent any patent term adjustments or extensions.

With respect to the KT-485 product candidate, as of December 31, 2025, we have pending patent applications in the U.S. and all major jurisdictions.

STAT-Specific Patent Families

Our STAT-specific patent families focus on degrader compounds that are designed to specifically target signal transducers and activators of transcription (STAT) for degradation. As of December 31, 2025, our STAT-specific patent families included granted U.S. patents and pending and granted patent applications filed in U.S., PCT, and foreign jurisdictions, such as Australia, Canada, China, Eurasia, Europe, India, Israel, Japan, South Korea, Mexico, and Taiwan. Two of the international patent applications directed to methods of treatment are co-owned with academic collaborators, and the remaining STAT-specific patent families are wholly owned. Any U.S. or foreign patents resulting from our STAT-specific patent families, if granted and all appropriate maintenance fees paid, are expected to expire between 2040 and 2044, absent any patent term adjustments or extensions.

Other Target-Specific Patent Families

As of December 31, 2025, we own three granted U.S. patents and over 75 patent applications filed in U.S., PCT, and foreign jurisdictions, such as Australia, Argentina, Brazil, Canada, China, Europe, Gulf Cooperation Council, Israel, India, Japan, Mexico, New Zealand, Singapore, South Africa, and Taiwan which focus on degrader compounds designed to specifically target other proteins. Any U.S. or foreign patents resulting from these patent families, if granted and all appropriate maintenance fees paid, are expected to expire between 2040 and 2044, absent any patent term adjustments or extensions.

The term of individual patents may vary based on the countries in which they are obtained. Generally, patents issued from applications filed in the United States are effective for 20 years from the earliest effective non-provisional filing date. In certain cases, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA approved drug, an FDA-approved method of treatment using the drug, and/or a method of manufacturing the FDA-approved drug. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent, though the total patent term, including any extension, must not exceed 14 years following FDA approval. A patent can only be extended once, such that, if a single patent is applicable to multiple products, it can only be extended based on one product.

The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective national filing date.

Similar patent term extension provisions are available in Europe and other foreign jurisdictions to extend the term of a patent covering an approved drug. When possible, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

Trademarks

We have filed and intend to file applications for trademark registrations in connection with our product candidates and other technologies in various jurisdictions, including the United States and the European Union. All of our European Union trademarks in existence as of December 31, 2020 were automatically cloned onto the United Kingdom register due to "Brexit."

As of December 31, 2025, our trademark portfolio includes registrations, pending and allowed applications of the KYMERA mark and the KYMERA THERAPEUTICS mark, and the KT mark in the United States, Europe, and Canada, all covering Class 5 pharmaceutical and medical preparations and therapeutics and Class 42 pharmaceutical research and development and drug development and discovery services. We also have registrations, allowed applications, and pending applications in Europe, the United States, and Canada respectively for our K & Design logo mark covering the same goods and services.

We also hold registrations of E3 HUMAN ATLAS and E3 LIGASE WHOLE BODY ATLAS in the European Union and the United Kingdom covering Class 42 pharmaceutical research and development and drug development and discovery services.

Trade Secrets

In addition to patents, we may rely on trade secrets and know-how to develop and maintain our competitive position. Companies typically rely on trade secrets to protect aspects of their business that are not amenable to, or that they do not consider appropriate for, patent protection. We protect trade secrets, if any, and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements provide that all confidential information developed or made known during the course of an individual or entity's relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all relevant inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs. We, along with our vendors, contract research organizations and contract manufacturers, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the U.S., the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, as amended, its implementing regulations and other laws. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other legal requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA's refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before our product candidates are approved as drugs for therapeutic indications and may be marketed in the U.S. generally involves the following:

- completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

- completion of the manufacture, under current Good Manufacturing Practices, or cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

- submission to the FDA of an IND application, which must become effective before clinical trials may begin;

- approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- submission to the FDA of a New Drug Applicaiton, or NDA;

- a determination by the FDA within 60 days of its receipt of an NDA, to accept the filing for review;

- satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

- potential FDA audit of the clinical trial sites that generated the data in support of the NDA;

- payment of user fees for FDA review of the NDA; and

- FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the U.S.

FDA leadership announced in February 2026 that the FDA will, going forward, adopt the default position that one adequate and well-controlled study, combined with confirmatory evidence, can serve as the basis of marketing authorization for novel products.

Preclinical Studies and Clinical Trials for Drugs

Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research patients will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirements that all research patients provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary. Additionally, recent policy proposals in the U.S., if enacted, may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly.

Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.

- *Phase 1*—Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

- *Phase 2*—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug's potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

- *Phase 3*—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor's initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Marketing Approval for Drugs

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug's safety and efficacy for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the U.S.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA receiving priority review. The FDA does not always meet its PDUFA goal dates for standard or priority review NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, program if it believes that a risk evaluation and mitigation strategy is necessary to ensure that the benefits of the drug outweigh its risks. The REMS program could include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk-minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S., or if it affects more than 200,000 individuals in the U.S., there is no reasonable expectation that the cost of developing and making the product available in the U.S. for the disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product's showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs for Drugs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review, Accelerated Approval and platform technology designation and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as Priority Review, discussed below.

In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA must review an application in six months compared to ten months for a standard review.

Additionally, products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated Approval is usually contingent on a sponsor's agreement to conduct additional post-approval studies to verify and describe the product's clinical benefit and, under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the Agency, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA for a drug that uses or incorporates the platform technology.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

Pediatric Information and Pediatric Exclusivity

Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and certain supplements to an NDA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

A drug can also obtain pediatric market exclusivity in the U.S. Pediatric Exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, indications of the active moiety and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection, may be granted based on the voluntary completion of a pediatric trial or of multiple pediatric trials in accordance with an FDA-issued "Written Request" for such trials, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

U.S. Post-Approval Requirements for Drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, tracking and tracing, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Although physicians may prescribe legally available products for off-label uses, manufacturers and individuals working on behalf of manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve applications or supplements to approved applications, or withdrawal of product approvals;

- product seizure or detention, or refusal to permit the import or export of products;

- injunctions or the imposition of civil or criminal penalties; and

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or mandated modification of promotional materials and labeling and issuance of corrective information.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other Healthcare Laws

Drug companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. These laws and regulations may limit our relationships with our partners, providers, and third-party payors. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. They also include patient data privacy and security laws and regulations, including a growing number of state laws focused on consumer privacy, consumer health data, biometrics and genetic information.

It is possible that governmental authorities will conclude that our business practices do not comply with current or future fraud and abuse laws or other healthcare laws and regulations. If our operations or our partners' operations are found to be in violation of any of such laws or any other governmental regulations that apply, by extension, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment. These laws are broadly applicable, and the scope and enforcement of each of these laws is uncertain and subject to rapid change. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from its business.

Insurance Coverage and Reimbursement

In the United States and markets in other countries, providers and patients generally rely on third-party payors to reimburse associated healthcare costs. Even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors (like Medicare and Medicaid, commercial health insurers and managed care organizations, among others) provide coverage and establish adequate reimbursement levels for the product.

In the United States, principal decisions about reimbursement for new drugs are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS. No uniform policy of coverage and reimbursement for drug products exists among all third-party payors, and coverage and reimbursement can differ significantly from payor to payor for the same product.

The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product. Third-party payors increasingly challenge the prices charged, examine medical necessity, review the cost-effectiveness of medical products and services and impose controls to manage costs. Third-party payors may limit coverage to products on an approved formulary, which might not include all of the approved products for a particular indication.

To secure coverage and reimbursement for any product that obtains approval, a company may need to conduct expensive pharmacoeconomic studies to demonstrate medical necessity and cost-effectiveness. This requires additional expenditure above and beyond the costs required to obtain FDA or other regulatory approvals. Companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Products may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company's revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Current and future healthcare reform legislation

In the United States, there has always been and likely will continue to be proposed and finalized changes to reform the healthcare system, including attempts to broaden the availability of healthcare, improve the quality of healthcare, and contain or lower the cost of healthcare.

A significant example of such a healthcare reform measure is the Affordable Care Act, or ACA, enacted in March 2010. The ACA, among other things, changed coverage and payment policies for products and services under government health care programs, including many provisions that affected how drug products are covered and reimbursed, included various reporting requirements for drug companies, and subjected drug companies to revisions in the calculation and payment of various rebate liability obligations owed to the government under various drug reimbursement programs. It also expanded requirements for drug manufacturers to provide coverage in the form of discounts under the Medicare Part D program.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. This likely includes efforts to challenge, repeal or replace the ACA. Other legislative healthcare reform measures have been enacted since the ACA and include, for example, legislative changes to how drug manufacturers calculate rebates owed under the Medicaid drug rebate program.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Most recently, the Inflation Reduction Act of 2022 ("IRA"), included several provisions that may impact our business to varying degrees. This includes reducing the annual out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025; imposing new manufacturer financial liability on many drugs reimbursed under Medicare Part D; and allowing the U.S. government to negotiate Medicare pricing for certain high-cost drugs and biologics without generic or biosimilar competition. The IRA also requires drug companies to pay rebates to Medicare for drug prices that increase faster than inflation. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if any approved indications are for rare diseases. The IRA also imposes rebates on Medicare Part B and Part D drugs whose prices have increased at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. The outcome of these lawsuits is uncertain. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the pharmaceutical industry and the pricing of prescription drug products. The effect of IRA on our business and the pharmaceutical industry in general is not yet known.

In addition, the One Big Beautiful Bill Act of 2025 ("OBBBA") imposed significant reductions in Medicaid funding, additional work requirements for Medicaid recipients, and more frequent reenrollment requirements. These changes are expected to place substantial pressure on state Medicaid budgets, reduce enrollment, and limit covered services, which could decrease utilization of, and reimbursement for, our products, if approved.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the U.S. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. The current administration has issued executive orders and supported proposed regulatory initiatives in 2025 that could have a significant impact on the prices that we, or any collaborators, may receive for any approved products.

On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation ("MFN") price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if "significant progress" is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the current administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model ("GLOBE") for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs ("GUARD") model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions fOr U.S. Medicaid ("GENEROUS") Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Compliance with other federal and state laws or requirements; changing legal requirements

If any products that we may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which we may be subject.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Government Regulation of Drugs Outside of the United States

To market any product outside of the U.S., we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization or identification of an alternate regulatory pathway, manufacturing, commercial sales and distribution of our products. For instance, in the United Kingdom and the European Economic Area, or the EEA (comprised of the EU Member States plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized procedure or a national procedure.

- *Centralized procedure*—If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, following the opinion of the European Medicines Agency's Committee for Medicinal Products for Human Use, or CHMP, the European Commission issues a single marketing authorization valid across the EEA. The centralized procedure is compulsory for human medicines derived from biotechnology processes or advanced therapy medicinal products (i.e. gene therapy, somatic cell therapy and tissue engineered products), products that contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, viral diseases, and designated orphan medicinal products. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the European Medicines Agency, or EMA, as long as the medicine concerned contains a new active substance not yet authorized in the EU, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application, or MAA, by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA's recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

- *National procedures*—There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

  o *Decentralized procedure*—Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

  o *Mutual recognition procedure*—In the mutual recognition procedure, a medicine is first authorized in one EU country, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In the EU, innovative medicinal products for therapeutic indications that are authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

The criteria for designating an "orphan medicinal product" in the EU are similar in principle to those in the U.S. In the EU, a medicinal product may be designated as orphan if: (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or, if such a method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, no MAA shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same therapeutic indication. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the EU where an agreed pediatric investigation plan for pediatric studies has been complied with. No extension to any supplementary protection certificate, or SPC, can be granted on the basis of pediatric studies for orphan indications. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, a marketing authorization may be granted to a similar product for the same therapeutic indication as an authorized orphan product at any time if (i) the second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized orphan product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product.

Prior to obtaining a marketing authorization in the EU, applicants must demonstrate compliance with all measures included in an EMA-approved pediatric investigation plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, the so-called Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population. Before an MAA can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP. If an applicant obtains a marketing authorization in all EU Member States, or a marketing authorization granted in the centralized procedure by the European Commission, and the study results for the pediatric population are included in the product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the SPC, provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to 2 years before the SPC expires. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Similar to the U.S., the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.

In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014 (Clinical Trials Regulation) which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union.

The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the "Clinical Trials Information System" or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by coordinated assessment by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) following review by a Reference Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the concerned EU Member State. However, overall related timelines are defined by the Clinical Trials Regulation.

All of the aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided legislative proposals to the European Parliament and the European Council for their review and approval, and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission's legislative proposals are approved (with or without amendment), they will be adopted into EU law.

Government regulation of data collection outside of the United States

In the event we conduct clinical trials in the EU, we will be subject to additional privacy restrictions. The collection and use of personal health data in the EEA is governed by the General Data Protection Regulation ("EU GDPR") and the UK is governed by the UK General Data Protection Regulation ("UK GDPR"). The UK GDPR and the UK Data Protection Act 2018 set out the UK's data protection regime, which is independent from but aligned to the EU's data protection regime. In this Annual Report on Form 10-K, "GDPR" refers to both the EU GDPR and the UK GDPR, unless specified otherwise. The GDPR applies to the processing of personal data by any company established in the EEA and to companies established outside the EEA to the extent they process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for "high risk" processing, limitations on retention of personal data, mandatory data breach notification and "privacy by design" requirements, and creates direct obligations on service providers acting as processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of a company's global revenues for the preceding financial year, or €20,000,000 (£17,500,000 in the UK), whichever is greater. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR will require significant time, resources and expense, and we may be required to put in place additional controls and processes ensuring compliance with the new data protection rules. There has been limited enforcement of the GDPR to date, particularly in biopharmaceutical development, so we face uncertainty as to the exact interpretation of the new requirements on any future trials and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. Although the UK is regarded as a third country under the EU's GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with the GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EEA and/or UK, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect our business, financial condition, results of operations and prospects.

Should we utilize third party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom we have limited control.

Brexit and the Regulatory Framework in the United Kingdom

The UK formally left the EU on January 31, 2020.

As a result of the Northern Ireland Protocol, following Brexit, the EMA remained responsible for approving novel medicines for supply in Northern Ireland under the EU centralized procedure, and a separate authorization was required to supply the same medicine in Great Britain (England, Wales and Scotland). A new framework named the Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, and the medicines aspects of the Windsor Framework have applied since January 1, 2025. This new framework fundamentally changes the previous system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. The MHRA is now responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland) and the EMA no longer has any role in approving medicinal products destined for Northern Ireland under the EU centralized procedure. A single UK-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. However, although a separate authorization is now required to market medicinal products in the UK., under an international recognition procedure which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a UK. marketing authorization.

Employees and Human Capital

As of December 31, 2025, we had 238 full-time employees. Within our workforce, 189 employees are engaged in research and development and 49 are engaged in business development, finance, legal, and general management and administration. We consider the intellectual capital of our employees to be an essential driver of our business and key to our future prospects. We continually evaluate the business need and opportunity and balance in house expertise and capacity with outsourced expertise and capacity. Currently, we outsource substantially all clinical trial work to clinical research organizations and certain drug manufacturing to contract manufacturers. Drug development is a complex endeavor which requires deep expertise and experience across a broad array of disciplines. Pharmaceutical companies, both large and small, compete for a limited number of qualified applicants to fill specialized positions. We monitor our compensation programs closely and provide what we consider to be a very competitive mix of compensation and insurance benefits for all our employees, as well as participation in our equity programs. To attract qualified applicants, the Company offers a comprehensive benefits package consisting of base salary and cash target bonus, medical and other benefits and equity compensation for every employee. Bonus opportunity and equity compensation increase as a percentage of total compensation based on level of responsibility. Actual bonus payout is based on performance.

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

We support our employees' further development with individualized development plans, mentoring, coaching, group training, conference attendance and financial support including tuition reimbursement.

Facilities

Our corporate headquarters are located in Watertown, Massachusetts, where we lease and occupy approximately 100,624 square feet of office and laboratory space. This lease has an initial term of 134 months, and we have two consecutive options to extend the term of the lease for five years each at then-market rates. Additionally, we lease 34,522 square feet of office and laboratory space in Watertown that we are not currently occupying. The current term of this lease expires March 31, 2030, with an option to extend the term five additional years with 12 months' notice with rent set at an agreed upon market rate. We intend to sublease and are actively marketing the additional space to third parties.

We believe our facilities are sufficient to meet our current needs. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Our Corporate Information

We were incorporated under the laws of Delaware in September 2015 under the name Project HSC, Inc. We are the successor in interest to Kymera Therapeutics, LLC, a limited liability company formed under the laws of the State of Delaware on May 25, 2017, and the former holder of all of our outstanding shares of common stock. Our principal executive offices are located at 500 North Beacon Street, 4th Floor, Watertown, MA 02472 and our telephone number is (857) 285-5300. Our website address is www.kymeratx.com. References to our website are inactive textual references only and the content of our website should not be deemed incorporated by reference into this Annual Report on Form 10-K.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge on our website located at www.kymeratx.com as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission, or the SEC.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. The SEC's Internet website address is http://www.sec.gov.

A copy of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are posted on our website, www.kymeratx.com, under "Investors".

Item 1A. Risk Factors.

Our business involves a high degree of risk. You should carefully consider the material and other risks and uncertainties described and summarized below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Special Note Regarding Forward-Looking Statements," before you make an investment decision. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Annual Report on Form 10-K. The risks described below are not the only risks that we face. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock. New risks can emerge from time to time, and it is not possible to predict the impact that any factor or combination of factors may have on our business, prospects, financial condition and results of operations.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical stage company and that may make it difficult for our stockholders to evaluate the success of our business to date and to assess our future viability.

Since our formation in 2015 and our initial funding in 2016, our operations to date have been limited primarily to organizing and staffing our company, business planning, raising capital, researching and developing our drug discovery technology, developing our pipeline, building our intellectual property portfolio, undertaking preclinical studies and conducting clinical trials of our product candidates. We have never generated any revenue from drug sales. We have not obtained regulatory approvals for any of our current product candidates. Any predictions we make about our future success or viability may not be as accurate as they could be if we had a longer operating history. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors, such as developments relating to macroeconomic conditions. We will need to transition from a company with a research and development focus to a company capable of supporting late-stage development and commercial activities. We may not be successful in such a transition.

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

Since inception, we have incurred significant operating losses. To date, we have financed our operations primarily through the issuance and sale of our convertible preferred stock to outside investors, collaborators in private equity financings, upfront payments under our collaborations and sales of our common stock in our initial public offering, or IPO, and multiple public and private offerings of common stock and our at-the market sales program. As of December 31, 2025, our cash and cash equivalents and marketable securities were $1,619.4 million. We have incurred net losses each year since our inception, and we had an accumulated deficit of $1,066.0 million as of December 31, 2025. For the years ended December 31, 2025, 2024 and 2023, we reported net losses of $311.4 million, $223.9 million and $147.0 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over the next several years and for the foreseeable future. We expect our expenses to significantly increase in connection with our ongoing activities, as we:

- initiate and complete preclinical studies and clinical trials for current or future product candidates;

- prepare and submit Investigational New Drug applications, or INDs, with the FDA, for future product candidates;

- develop and scale up our capabilities to support our ongoing preclinical activities and clinical trials for our product candidates and commercialization of any of our product candidates for which we may obtain marketing approval;

- secure facilities to support continued growth in our research, development and commercialization efforts;

- advance research and development related activities to expand our product pipeline;

- expand and improve the capabilities of our drug discovery platform;

- seek regulatory approval for our product candidates that successfully complete clinical development;

- contract to manufacture our product candidates;

- maintain, expand and protect our intellectual property portfolio;

- hire additional staff, including clinical, scientific and management personnel; and

- incur additional costs associated with continuing to operate as a public company.

In addition, if we obtain marketing approval for our current or future product candidates, we will incur significant expenses relating to sales, marketing, product manufacturing and distribution. Because of the numerous risks and uncertainties associated with developing pharmaceutical drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Risks Related to Future Financial Condition

We will need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our product candidate development programs or future commercialization efforts.

The development of pharmaceutical drugs is capital-intensive. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek marketing approval for, our current or future product candidates. In addition, if we obtain marketing approval for any of our current or future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, product manufacturing and distribution to the extent that we exercise our opt-in rights with collaborators or that such sales, marketing, product manufacturing and distribution are not the responsibility of our collaborators. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our current or future product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

As of December 31, 2025 we had approximately $1,619.4 million of cash and cash equivalents and marketable securities, which we expect will be sufficient to fund our operations into 2029. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate also assumes that we do not obtain any additional funding through collaborations or other strategic alliances. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

- the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our current or future product candidates, including additional expenses attributable to adjusting our development plans (including any supply related matters);

- the scope, prioritization and number of our research and development programs;

- the costs, timing and outcome of regulatory review of our current or future product candidates;

- our ability to establish and maintain additional collaborations on favorable terms, if at all;

- the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration agreements we obtain;

- the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

- the extent to which we acquire or in-license other current or future product candidates and technologies;

- the costs of securing manufacturing arrangements for commercial production; and

- the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our current or future product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve drug sales. In addition, our current or future product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional funding to achieve our business objectives.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current or future product candidates. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or current or future product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will continue to incur significant legal, accounting and other expenses. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. For example, the Exchange Act requires, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. These reporting requirements continue to evolve, which has created uncertainty for public companies like us and accommodating these evolving standards may require increased legal and financial compliance costs and make some activities more time-consuming and costly. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. It may be more difficult and more expensive for us to obtain director and officer liability insurance in the future and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or FDIC, as receiver. Since then, additional financial institutions have experienced similar failures and have been placed into receivership. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, then our ability to access our cash, cash equivalents and marketable securities may be threatened, which could have a material adverse effect on our business and financial condition.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with whom we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- delayed or lost access to working capital sources and/or delays, inability or reductions in our ability to enter into new credit facilities or other working capital resources;

- potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements;

- potential or actual breach of financial covenants in any credit agreements or credit arrangements; or

- potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements.

Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations. In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our customers or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a supplier may determine that it will no longer deal with us as a customer. In addition, a supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any supplier bankruptcy or insolvency, or any breach or default by a supplier, or the loss of any significant supplier relationships, could result in material losses to us and may have a material adverse impact on our business.

Risks Related to Drug Development and Regulatory Approval

Risks Related to Preclinical and Clinical Development

We are very early in our development efforts and our STAT6 and IRF5 programs are in early clinical development with additional programs in preclinical development. If we are unable to advance our programs into and through the clinic for safety or efficacy reasons or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

Our ability to become profitable depends upon our ability to generate revenue. To date, while we have generated collaboration revenue, we have not generated any revenue from our product candidates, and we do not expect to generate any revenue from the sale of drugs in the near future. We do not expect to generate revenue from product sales unless and until we can advance and complete the development of, obtain marketing approval for, and begin to sell, one or more of our product candidates. We are also unable to predict when, if ever, we will be able to generate revenue from such product candidates due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

- the results of ongoing or planned clinical trials of our product candidates;

- the results of preclinical studies and timing of IND clearances of current and future product candidates, and/or clinical trial costs for current and future product candidates;

- our successful initiation, enrollment of and completion of clinical trials for current and future product candidates, including our ability to generate positive data from any such clinical trials;

- our ability to receive regulatory approvals from applicable regulatory authorities;

- the initiation and successful completion of all safety studies required to obtain U.S. and foreign marketing approval for our product candidates;

- the costs associated with the development of any additional development programs we identify in-house or acquire through collaborations or other arrangements;

- our ability to establish and maintain manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

- obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

- launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

- obtaining and maintaining acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

- effectively competing with other therapies;

- obtaining and maintaining healthcare coverage and adequate reimbursement;

- the success of our existing collaborations as well as the terms and timing of any additional collaboration, license or other arrangement, including the terms and timing of any payments thereunder;

- our ability to enforce and defend intellectual property rights and claims; and

- our ability to maintain a continued acceptable safety profile of our product candidates following approval.

We expect to incur significant sales and marketing costs as we prepare to commercialize our current or future product candidates. Even if we initiate and successfully complete pivotal or registration-enabling clinical trials of our current or future product candidates, and our current or future product candidates are approved for commercial sale, and despite expending these costs, our current or future product candidates may not be commercially successful. We may not achieve profitability soon after generating drug sales, if ever. If we are unable to generate revenue, we will not become profitable and may be unable to continue operations without continued funding.

Our approach to the discovery and development of product candidates is novel and unproven, which makes it difficult to predict the time, cost of development and likelihood of successfully developing any products.

We utilize a method known as targeted protein degradation, or TPD, to discover and develop product candidates. Our future success depends on the successful development of this novel therapeutic approach. No product candidate using a heterobifunctional degrader has been approved in the United States or Europe, and the data underlying the feasibility of developing such therapeutic products is both preliminary and limited. In addition, we have not yet succeeded and may not succeed in demonstrating the efficacy and safety of any of our product candidates in clinical trials or in obtaining marketing approval thereafter. In particular, our ability to successfully achieve TPD with a therapeutic result requires the successful development of heterobifunctional molecules that were intentionally designed with a rational drug development process and developing those molecules with the right combination of protein targets and E3 ligases. This is a complex process requiring a number of component parts or biological mechanisms to work in unison to achieve the desired effect. We cannot be certain that we will be able to discover degraders by matching the right target with the ideal E3 ligase and the right linker in a timely manner, or at all. All of our product candidates are in preclinical or early clinical development. As such, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our expertise in TPD will result in the development and marketing approval of any products. Any development problems we experience in the future related to any of our research programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Any of these factors may prevent us from completing our preclinical studies and clinical trials or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

We may not be successful in our efforts to identify or discover additional product candidates or we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

A key element of our strategy is to apply our expertise in TPD, and product pipeline to address a broad array of targets and new therapeutic areas. The therapeutic discovery activities that we are conducting may not be successful in identifying product candidates that are useful in treating oncology, inflammation, immunology or genetic diseases. Our research programs may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

We focus on a limited number of research programs and product candidates. We are currently focused on our immunology portfolio, consisting of our STAT6, IRF5 and IRAK4 programs, which target key signaling pathways implicated in multiple inflammatory and autoimmune diseases, as well our CDK2 program in oncology. In some instances, we may decide to discontinue our investment in programs. For example, in May 2025 we made the strategic decision to not advance KT-295 (TYK2) into further clinical development. Additionally, in June 2025, we announced our partner Sanofi's decisions to discontinue the development of KT-474 (IRAK4) in order to prioritize the development of a second generation IRAK4 degrader, KT-485. As a result, we or our collaborators may forego or delay pursuit of opportunities with other current or future product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development programs and current or future product candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We depend heavily on the successful development of our lead programs. We cannot be certain that we will be able to obtain regulatory approval for, or successfully commercialize, any of our current or future product candidates.

We currently have no product candidates approved for sale and may never be able to develop marketable product candidates. Our business depends heavily on the successful development, regulatory approval and commercialization of our current or future product candidates. The preclinical studies and clinical trials of our current or future product candidates are, and the manufacturing and marketing of our current or future product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities, including in the U.S. and in other countries where we intend to test or, if approved, market any of our current or future product candidates. Before obtaining regulatory approvals for the commercial sale of any of our current or future product candidates, we must demonstrate through preclinical studies and clinical trials that each product candidate is safe and effective for use in each target indication. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our preclinical studies and clinical trials. For example, the preclinical and manufacturing data we submit to obtain authorization to proceed into human clinical trials may not be accepted initially or at all by a government authority, which could result in a clinical hold on a product candidate. Clinical holds can delay clinical trial initiation and, even if successfully resolved, could occur at any time during clinical development as new data or information emerges. The drug development process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the U.S., only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized, with similarly low rates of success for drugs in development in the European Union obtaining regulatory approval from the European Commission following scientific evaluation by the European Medicines Agency, or EMA. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and preclinical studies and clinical trials, we cannot assure you that any of our current or future product candidates will be successfully developed or commercialized.

We are not permitted to market our current or future product candidates in the U.S. until we receive approval of a New Drug Application, or an NDA, from the FDA, in the European Union, or EU, until we receive approval of a marketing authorization application, or an MAA, from the European Commission, or in any other foreign countries until we receive the requisite approval from such countries. Obtaining approval of an NDA or MAA is a complex, lengthy, expensive and uncertain process, and the FDA or EMA may delay, limit or deny approval of any of our current or future product candidates for many reasons, including, among others:

- we may not be able to demonstrate that our current or future product candidates are safe and effective in treating their target indications to the satisfaction of the FDA or applicable foreign regulatory agency;

- the results of our preclinical studies and clinical trials may not meet the level of statistical or clinical significance required by the FDA or applicable foreign regulatory agency for marketing approval;

- the FDA or applicable foreign regulatory agency may disagree with the number, design, size, conduct or implementation of our preclinical studies and clinical trials;

- the FDA or applicable foreign regulatory agency may require that we conduct additional preclinical studies and clinical trials;

- the FDA or applicable foreign regulatory agency may not approve the formulation, labeling or specifications of any of our current or future product candidates;

- the contract research organizations, or CROs, that we retain to conduct our preclinical studies and clinical trials may take actions outside of our control that materially adversely impact our preclinical studies and clinical trials;

- the FDA or applicable foreign regulatory agency may find the data from preclinical studies and clinical trials insufficient to demonstrate that our current or future product candidates' clinical and other benefits outweigh their safety risks;

- the FDA or applicable foreign regulatory agency may disagree with our interpretation of data from our preclinical studies and clinical trials;

- the FDA or applicable foreign regulatory agency may not accept data generated at our preclinical studies and clinical trial sites;

- if our NDA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

- the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

- the FDA or the applicable foreign regulatory agency may determine that the manufacturing processes or facilities of third-party manufacturers with which we contract do not conform to applicable requirements, including current Good Manufacturing Practices, or cGMPs;

- the FDA or applicable foreign regulatory agency may be delayed in its review processes due to staffing or other constraints; or

- the FDA or applicable foreign regulatory agency may change its approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market our current or future product candidates. Any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

If we experience delays or difficulties in the initiation or enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

There may be delays in trial initiation, including due to clinical holds or site activation delays, and we may not be able to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. Moreover, some of our competitors have ongoing clinical trials for current or future product candidates that treat the same patient populations as our current or future product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' current or future product candidates.

Patient enrollment may be affected by other factors including:

- the size and nature of the patient population;

- competition with other companies for clinical sites or patients;

- the willingness of participants to enroll in our clinical trials in our countries of interest;

- the severity of the disease under investigation;

- the eligibility criteria for the clinical trial in question;

- the availability of an appropriate screening test for the indications we are pursuing;

- the perceived risks and benefits of the product candidate under study;

- the efforts to facilitate timely enrollment in and completion of clinical trials;

- the patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment;

- the proximity and availability of clinical trial sites for prospective patients; and

- factors we may not be able to control, such as potential pandemics that may limit subjects, principal investigators or staff or clinical site availability.

Interim, "topline," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or topline data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. There can be no assurance that the final topline data from our trials will be consistent with such results or otherwise viewed as positive. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete, including data from of our clinical trials, are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their diseases. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial, is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, results of operations, prospects or financial condition.

Positive results from early preclinical studies and clinical trials of our current or future product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies of our current or future product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

Positive results from our preclinical studies of our current or future product candidates, and any positive results we may obtain from our early clinical trials of our current or future product candidates, including the preclinical results that supported IND clearance for KT-579, ongoing clinical trial of KT-621 and planned clinical trials of KT-485 and KT-579, may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or clinical trials of our current or future product candidates according to our current development timeline, the positive results from such preclinical studies and/or clinical trials of our current or future product candidates, including KT-621 and KT-579, may not be replicated in subsequent preclinical studies or clinical trials. In particular, while we have conducted certain preclinical studies of KT-621 and KT-579, we do not know whether any of these product candidates will perform in our planned clinical trials as it has performed in these prior preclinical studies. For example, in preclinical studies KT-621 demonstrated full inhibition of IL-4/IL-13 pathway in all relevant human cell contexts with picomolar potency that exceeded published data for dupilumab, and equivalent or superior activity to dupilumab. However, there is no guarantee these preclinical results will be replicated in clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain approval from the FDA or comparable foreign regulatory authority. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Additionally, our planned or future clinical trials may utilize an "open-label" trial design. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial, may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

The incidence and prevalence for target patient populations of our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

The precise incidence and prevalence for the indications being pursued by our current and future product candidates are currently unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. We are developing KT-621 for a broad set of immunology indications, with potential indications to include AD, asthma, COPD, CRSwNP, EoE, PN and others. We are developing KT-579 for immunology indications, with potential indications to include lupus, Sjögren's, IBD, RA and others. The total addressable market opportunity for our product candidates will ultimately depend upon, among other things, their proven safety and efficacy, the diagnosis criteria included in the final label for each, whether our product candidates are approved for sale for these indications, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients for our product candidates in the United States and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

A pandemic, epidemic, or outbreak of an infectious disease may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Infectious diseases may also affect research activities and employees of third-party CROs located in affected geographies that we rely upon to carry out our clinical trials. In addition, the patient populations that our lead and other core product candidates target may be particularly susceptible to infectious diseases or its variants, which may make it more difficult for us to identify patients able to enroll in our clinical trials and may impact the ability of enrolled patients to complete any such trials. Any negative impact that any future infectious disease spread has to patient enrollment or treatment, or the execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, and have a material adverse effect on our financial results.

Additionally, timely enrollment in clinical trials is dependent upon clinical trial sites which will be adversely affected by global health matters, such as pandemics. Some factors from any public health crisis that may delay or otherwise adversely affect enrollment in the clinical trials of our product candidates, as well as our business generally, include:

- the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials;

- limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our clinical trials;

- the potential negative affect on the operations of our third-party manufacturers and the supply chain for our product candidates;

- interruptions in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in our current and prospective clinical trials; and

- business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

We cannot presently predict the scope and severity of additional planned and potential shutdowns or disruptions of businesses and government agencies, such as the SEC or FDA. Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business and our results of operations and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize our product candidates. Other global health concerns could also result in social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate.

Our current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

All of our product candidates are in preclinical or early clinical development, and there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time. Undesirable side effects caused by our current or future product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. As is the case with many treatments for inflammatory and autoimmune diseases, cancer or other diseases, it is likely that there may be adverse side effects associated with the use of our product candidates. Additionally, a potential risk in any protein degradation product is that healthy proteins or proteins not targeted for degradation will be degraded or that the degradation of the targeted protein in itself could cause adverse events, undesirable side effects, or unexpected characteristics. It is possible that healthy proteins or proteins not targeted for degradation could be degraded using our degrader molecules in any of our current or future clinical studies. There is also the potential risk of delayed adverse events following treatment using any of our current or future product candidates.

These side effects could arise due to off-target activity, allergic reactions in trial subjects, or unwanted on-target effects in the body. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our current or future product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, our current or future product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our current or future product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage testing for treating cancer or other diseases have later been found to cause side effects that prevented further development of the compound.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our current or future product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our current or future product candidates receive marketing approval and we or others identify undesirable side effects caused by such current or future product candidates after such approval, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw or limit their approval of such current or future product candidates;

- regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contraindication;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

- we may be required to change the way such current or future product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the current or future product candidates;

- regulatory authorities may require a REMS plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

- we may be subject to regulatory investigations and government enforcement actions;

- we may decide to remove such current or future product candidates from the marketplace;

- we could be sued and held liable for injury caused to individuals exposed to or taking our current or future product candidates; and

- our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our current or future product candidates, if approved, and significantly impact our ability to successfully commercialize our current or future product candidates and generate revenues.

Manufacturing our current or future product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our current or future product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.

The process of manufacturing our current or future product candidates is complex and highly regulated. We do not have our own manufacturing facilities or personnel and currently rely, and expect to continue to rely, on third parties for the manufacture of our current or future product candidates. These third-party contract manufacturing organizations, or CMOs, may not be able to provide adequate resources or capacity to meet our needs and may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third party's proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications, such as any impacting the product formulation, could negatively impact our manufacturing, including by resulting in product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of our current or future product candidates. Changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Legislative and regulatory actions have been taken that have the potential to negatively impact U.S. companies and institutions that accept U.S. funding for projects that utilize biotechnology equipment and services produced or provided by certain biotechnology providers having relationships with foreign adversaries and which pose a threat to national security. On December 18, 2025, for example, the National Defense Authorization Act for Fiscal Year 2026 ("NDAA") was enacted, which includes Section 851, commonly referred to as the "BIOSECURE Act." The BIOSECURE Act restricts U.S. government agencies from procuring certain biotechnology equipment or services from, or entering into contracts with, entities that use biotechnology equipment or services from designated "biotechnology companies of concern," and from expending certain federal loan or grant funds for such equipment or services. While the BIOSECURE Act is primarily directed at U.S. government procurement and funding and has not yet been fully implemented through final regulations, there remains a continued policy interest in limiting U.S. companies' relationships with biotechnology providers with relationships with foreign adversaries. The potential downstream adverse impacts on entities having only commercial relationships with any impacted biotechnology providers is unknown but may include supply chain disruptions or delays. Though we do not currently receive U.S. government funding, we rely on third-party service providers and may have collaborators, investors, customers, or future commercial partners that receive U.S. government funding and could be subject to BIOSECURE-related restrictions. We regularly evaluate steps to mitigate any potential impact of any future expanded or modified legislation or regulatory or administrative actions towards foreign entities providing services to U.S. based companies. Depending on the terms of any final legislation or administrative actions that may be enacted, these steps could result in additional costs and potential delays in development timelines resulting from related transition efforts.

Further, there have been, and may continue to be, significant changes to U.S. trade policies, sanctions, legislation, treaties, and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are not known and depend on various factors, such as negotiations between the U.S. and affected countries, their respective responses, potential exemptions or exclusions, and availability and cost of alternative sources of supply. Supply chain disruptions and delays could also negatively impact our cost of materials and production processes. If we are unable to obtain these materials in sufficient quantity and in a timely manner, the development, testing, and our clinical trials and any future product candidates may be delayed or infeasible, and regulatory approval or commercial launch may be delayed or not obtained, which could significantly harm our business.

If any CMO with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. This could significantly delay our clinical trials supply as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates or products, if approved, may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, as our current or future product candidates progress through preclinical studies and clinical trials towards potential approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the time frames under which modified manufacturing processes can be used for any of our current or future product candidates and additional bridging studies or trials may be required between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. Any such delay could have a material adverse impact on our business, results of operations and prospects.

Risks Related to Regulatory Approval

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our current or future product candidates, we will not be able to commercialize, or will be delayed in commercializing, our current or future product candidates, and our ability to generate revenue will be materially impaired.

Our current or future product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export, are subject to comprehensive regulation by the FDA and other regulatory agencies in the U.S. and by comparable authorities in other countries. Before we can commercialize any of our current and future product candidates, we must obtain marketing approval from the regulatory authorities in the relevant jurisdictions. We have not received approval to market any of our current product candidates from regulatory authorities in any jurisdiction, and it is possible that none of our current product candidates, nor any product candidates we may seek to develop in the future, will ever obtain regulatory approval. As a company, we have only limited experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities and often clinical sites by, the relevant regulatory authority. Our current or future product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the U.S. and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted NDA or equivalent application type outside the U.S., may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. The U.S. Supreme Court's decision in July 2024 to overturn established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays or changes. Our current or future product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

- the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

- we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- the data collected from clinical trials of our current or future product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere;

- the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

There is substantial uncertainty as to whether and how the current administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates. The impending uncertainty could present new challenges or potential opportunities as we navigate the clinical development and approval process for our product candidates.

Even if we were to obtain approval, regulatory authorities may approve any of our current or future product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our drugs, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our current or future product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our current or future product candidates, the commercial prospects for our current or future product candidates may be harmed and our ability to generate revenues will be materially impaired.

We may seek Breakthrough Therapy Designation and/or Fast Track Designation for any of our current or future product candidates. These designations, even if granted by the FDA, may not lead to a faster development, regulatory review or approval process, and such designations do not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our current or future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a current or future product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our current or future product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular current or future product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. In December 2025 we received Fast Track Designation for KT-621 for atopic dermatitis and we may in the future pursue Fast Track Designation for additional uses or other candidates. Even if we receive Fast Track Designation for certain current or future product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. Additionally, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA's priority review procedures

We or our collaborators may seek approval of KT-621, KT-579 or any other future product candidate, where applicable, under the FDA's accelerated approval pathway. This pathway may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We or our collaborators may seek accelerated approval of KT-621, KT-579, or future product candidates. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of accelerated approval, the FDA likely would require that we perform adequate and well-controlled post-marketing clinical trials, and under FDORA the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug's predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In the Consolidated Appropriations Act, Congress provided FDA with additional authorities to help prevent such delays, including that FDA may, when appropriate, require a confirmatory study or studies to be underway prior to approval. In addition, the FDA currently requires, unless otherwise informed by the Agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Thus, even if we seek to utilize the accelerated approval pathway, we may not be able to obtain accelerated approval and, even if we do, we may not experience a faster development, regulatory review or approval process for that product. In addition, receiving accelerated approval does not assure that the product's accelerated approval will eventually be converted to a traditional approval.

We may seek Orphan Drug Designation for certain of our current or future product candidates, and we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

As part of our business strategy, we may seek Orphan Drug Designation for certain indications of our other current or future product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the U.S. and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the U.S., Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

The criteria for orphan designation in the EU are similar in principle to the U.S. – see the section of this Annual Report on Form 10-K entitled "Business - Government Regulation - Government Regulation of Drugs Outside of the United States" for additional information. In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a product with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. The applicable period is seven years in the U.S. and ten years in the European Union.

Even if we obtain Orphan Drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because competing drugs containing a different active ingredient can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Even if we receive regulatory approval for any of our current or future product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our current or future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates when and if any of them are approved.

If the FDA or a comparable foreign regulatory authority approves any of our current or future product candidates, the manufacturing processes, labeling, packaging, distribution, tracking and tracing, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, and continued compliance with cGMPs and Good Clinical Practices, or GCPs, for any clinical trials that we conduct post-approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Any regulatory approvals that we receive for our current or future product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the drug. Additionally, under FDORA, sponsors of approved drugs and biologics must provide 6 months' notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product's ability to be marketed. The FDA closely regulates the post-approval marketing and promotion of pharmaceutical and biological products to ensure such products are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Later discovery of previously unknown problems with a drug, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary drug recalls;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

- drug seizure or detention, or refusal to permit the import or export of drugs; and

- injunctions or the imposition of civil or criminal penalties.

The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our current or future product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies' staffing and operations, could hinder their ability to hire and retain key leadership and other personnel, delay the review and approval of regulatory submissions, limit the development or implementation of regulatory programs, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result and may continue to fluctuate as a result of these factors. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. For example, the current administration has issued executive orders seeking to greatly reduce the size of the federal workforce, including through layoffs and severance packages offered to employees of federal agencies within the executive branch and independent agencies, including the FDA. Any such reduction in personnel may result in longer review times by the FDA and other agencies.

Disruptions at the FDA and other federal agencies, including from federal government shutdowns like the one that occurred in October 2025, substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new drugs to be reviewed and/or approved, which would harm our business. These changes have been reported by some within the pharmaceutical industry as creating instances of in delays in the FDA's responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

If a prolonged government shut down occurs again or if the FDA, NIH, SEC or the USPTO experiences significant decreases in funding or personnel, it could significantly impact the ability of the FDA to issues licenses needed for conduct of our clinical trials, the NIH to conduct research or provide grants, and the abilities of the FDA and the USPTO to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

There is substantial uncertainty as to whether and how the current administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. Additionally, the current administration could also issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new therapeutic candidates or delay the review or effectiveness of required regulatory or securities filings.

Risks Related to Foreign Regulatory Approval and Foreign Markets

Even if we receive marketing approval for our current or future product candidates in the U.S., we may never receive regulatory approval to market our current or future product candidates outside of the U.S.

We plan to seek regulatory approval of our current or future product candidates outside of the U.S. In order to market any product outside of the U.S., however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. In particular, in many countries outside of the U.S., products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations and prospects.

Our future growth may depend, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties that could materially adversely affect our business.

We are not permitted to market or promote any of our current or future product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our current or future product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our current or future product candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our current or future product candidates and ultimately commercialize our current or future product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

- differing regulatory requirements in foreign countries, such that obtaining regulatory approvals outside of the U.S. may take longer and be more costly than obtaining approval in the U.S.;

- our customers' ability to obtain reimbursement for our current or future product candidates in foreign markets;

- the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

- different medical practices and customs in foreign countries affecting acceptance in the marketplace;

- import or export licensing requirements;

- longer accounts receivable collection times;

- longer lead times for shipping;

- language barriers for technical training;

- reduced protection of intellectual property rights in some foreign countries;

- the existence of additional potentially relevant third-party intellectual property rights;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the U.S.;

- potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

- the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from geo-political actions, including war and terrorism.

Foreign sales of our current or future product candidates could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries).

We may in the future conduct clinical trials for current or future product candidates outside the U.S., and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more clinical trials outside the U.S., including in Europe and other geographies. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction and FDA has discussed proposals to increase user fees for marketing applications containing certain foreign clinical data. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, including the Foreign Corrupt Practices Act (FCPA), anti-money laundering, export control, sanctions, and other trade laws and regulations, which we collectively refer to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. As we increase our activities outside the United States, which may include increased interactions with officials and employees of government agencies or state-owned or -affiliated entities, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In addition, many countries outside the U.S. have limited government support programs that provide for reimbursement of products such as our product candidates, with an emphasis on private payors for access to commercial products. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Risks Related to Compliance with Healthcare and Other Regulations

Even if we are able to commercialize any current or future product candidates, such drugs may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. See the section of this Annual Report on Form 10-K entitled, "Business - Government Regulation - Other Healthcare Laws" and the section of this Annual Report entitled, "Business - Government Regulation - Current and Future Healthcare Reform Legislation" for more information.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

- a covered benefit under its health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States.

Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

There can be no assurance that our product candidates, even if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors' reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Finally, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, in the EU pricing and reimbursement of pharmaceutical products are regulated at a national level under the individual EU Member States' social security systems. Some foreign countries provide options to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A country may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Even if approved for reimbursement, historically, product candidates launched in some foreign countries, such as some countries in the EU, do not follow price structures of the U.S. and prices generally tend to be significantly lower.

Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any FDA approved product. If reimbursement of our products is unavailable or limited in scope, our business could be materially harmed. See the section of this Annual Report on Form 10-K entitled, "Business - Government Regulation - Current & Future Healthcare Reform Legislation" for more information.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

- the demand for any of our product candidates, if approved;

- the ability to set a price that we believe is fair for any of our product candidates, if approved;

- our ability to generate revenues and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

Our relationships with customers, health care providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished future profits and earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors and customers may expose us to broadly applicable federal and state laws relating to fraud and abuse, as well as other healthcare laws and regulations. Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment. These laws may impact, among other things, the business or financial arrangements and relationships through which we market, sell and distribute any current or future product candidates for which we obtain marketing approval. See the section of this Annual Report on Form 10-K entitled "Business - Government Regulation - Other Regulatory Matters - Other Healthcare Laws" for additional information.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties, and sanctions.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States and the Bribery Act 2010 in the U.K.. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Our employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws.

We are exposed to the risk that our employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the U.S. and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing, patient support and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Other activities subject to these laws include the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment, reputational harm, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Risks Related to Commercialization

Even if we receive marketing approval for our current or future product candidates, our current or future product candidates may not achieve broad market acceptance, which would limit the revenue that we generate from their sales.

The commercial success of our current or future product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our current or future product candidates among the medical community, including physicians, patients and healthcare payors. Market acceptance of our current or future product candidates, if approved, will depend on a number of factors, including, among others:

- the efficacy of our current or future product candidates as demonstrated in clinical trials, and, if required by any applicable regulatory authority in connection with the approval for the applicable indications, to provide patients with incremental health benefits, as compared with other available medicines;

- limitations or warnings contained in the labeling approved for our current or future product candidates by the FDA or other applicable regulatory authorities;

- the clinical indications for which our current or future product candidates are approved;

- availability of alternative treatments already approved or expected to be commercially launched in the near future;

- the potential and perceived advantages of our current or future product candidates over current treatment options or alternative treatments, including future alternative treatments;

- the willingness of the target patient population to try new therapies or treatment methods and of physicians to prescribe these therapies or methods;

- the need to dose such product candidates in combination with other therapeutic agents, and related costs;

- the strength of marketing and distribution support and timing of market introduction of competitive products;

- publicity concerning our products or competing products and treatments;

- pricing and cost effectiveness;

- the effectiveness of our sales and marketing strategies;

- our ability to increase awareness of our current or future product candidates;

- our ability to obtain sufficient third-party coverage or reimbursement; or

- the willingness of patients to pay out-of-pocket in the absence of third-party coverage.

If our current or future product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from our current or future product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our current or future product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community, patient organizations and third-party payors about the benefits of our current or future product candidates may require significant resources and may never be successful.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties that use protein degradation, antibody therapy, inhibitory nucleic acid, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecule inhibitors. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of new drugs.

Companies developing small molecule protein degraders therapies for patients, include, but are not limited to, Arvinas, Inc., C4 Therapeutics, Inc., Nurix Therapeutics, Inc., and Foghorn Therapeutics, Inc. Further, several large pharmaceutical companies have disclosed preclinical investments in this field. In particular, several pharmaceutical companies have announced partnerships around programs targeting STAT6, including Sanofi, Johnson & Johnson and Gilead. Our competitors will also include companies that are or will be developing other targeted protein degradation methods as well as small molecule, antibody, or gene therapies for the same indications that we are targeting. In addition to the competitors we face in developing small molecule protein degraders, we will also face competition in the indications we expect to pursue with our IRAK4, STAT6, IRF5, and CDK2 programs. Many of these indications already have approved standards of care which may include more traditional therapeutic modalities. In order to compete effectively with these existing therapies, we will need to demonstrate that our protein degrader therapies are favorable to existing therapeutics.

Many of our current or future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and reimbursement and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our current or future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any current or future product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our current or future product candidates in human clinical trials and will face an even greater risk if we commercially sell any current or future product candidates that we may develop. If we cannot successfully defend ourselves against claims that our current or future product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any current or future product candidates that we may develop;
- injury to our reputation and significant negative media attention;
- withdrawal of clinical trial participants;
- significant costs to defend the related litigation;
- substantial monetary awards to trial participants or patients;
- loss of revenue; and
- the inability to commercialize any current or future product candidates that we may develop.

We anticipate that we will need to increase our insurance coverage when we begin later stage clinical trials and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain product liability insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.

We do not currently have a sales or marketing infrastructure and have no experience in the sales, marketing, patient support or distribution of drugs. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, patient support, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our current or future product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing and patient support capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our current or future product candidates on our own include:

- our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

- the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future drugs;

- the lack of complementary drugs to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing, patient support and distribution services, our drug revenues or the profitability of these drug revenues to us are likely to be lower than if we were to market and sell any current or future product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.

Risks Related to Our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our ongoing and planned preclinical studies and clinical trials for our current and future product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain marketing approval for or commercialize our current and potential future product candidates and our business could be substantially harmed.

We utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract laboratories, contract manufacturing organizations and strategic partners to help conduct or otherwise support our preclinical studies and clinical trials for our current product candidates, and we expect to rely on such third parties for our future product candidates. We do not have the ability to independently conduct clinical trials. We rely heavily on external parties for execution of clinical trials for our product candidates and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on CROs will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our preclinical studies or clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and any third parties that we contract with are required to comply with regulations and requirements, including GCP, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any drugs in clinical development. The FDA enforces GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or the third parties we contract with fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials will comply with GCP. In addition, our clinical trials must be conducted with current or future product candidates produced under cGMP regulations. Our failure or the failure of third parties that we may contract with to comply with these regulations may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial's protocol, on a government-sponsored database, ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we designed the Phase 1 and 2 trials of KT-621 and Phase 1 trial of KT-579, and intend to design other clinical trials for our current or future product candidates, or be involved in the design when other parties sponsor the trials, we anticipate that third parties will conduct all of our clinical trials. As a result, many important aspects of our clinical development, including their conduct and timing will be outside of our direct control. Our reliance on third parties to conduct clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

- have staffing difficulties;

- fail to comply with contractual obligations;

- experience regulatory compliance issues; and

- form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us, fail to comply with regulatory requirements, or if they need to be replaced, any clinical trials such CROs are associated with may be extended, delayed or terminated, the development, marketing approval and commercialization of our current or future product candidates may be delayed, we may not be able to obtain marketing approval and commercialize our current or future product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our current or future product candidates. As a result, we believe that our financial results and the commercial prospects for our current or future product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

The third parties upon whom we rely for the supply of the API, drug product, and starting materials used in our product candidates are limited in number, and the loss of any of these suppliers could significantly harm our business.

The drug substance and drug product in our product candidates are supplied to us from a small number of suppliers, and in some cases sole source suppliers. We rely on and expect to continue to rely on our suppliers to develop our current or future product candidates, and to ultimately supply our commercial drugs in quantities sufficient to meet the market demand. We do not currently have arrangements in place for a second-source supply of all drug product or drug substance. Any delays in the delivery of our drug substance, drug product or starting materials could have an adverse effect and potentially harm our business. For example, in February 2020, one of our vendors for API starting materials based in Wuhan, China ceased its operations for several weeks due to the COVID-19 pandemic, which caused a minor delay in the delivery of API starting materials to a separate vendor who manufactures API.

Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally and in some instances we or our collaborators or other third parties on which we rely on depend on China-based suppliers or services providers for certain raw materials, products and services and other activities. Our ability or the ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to developments between the United States and China, including as a result of the escalation of tariffs or other trade restrictions.

On December 18, 2025, the NDAA was enacted, which includes Section 851, commonly referred to as the "BIOSECURE Act." The BIOSECURE Act restricts U.S. government agencies from procuring certain biotechnology equipment or services from, or entering into contracts with, entities that use biotechnology equipment or services from designated "biotechnology companies of concern," and from expending certain federal loan or grant funds for such equipment or services. While the BIOSECURE Act does not identify specific companies by name in the statutory text, it reflects continued U.S. government focus on limiting reliance on biotechnology providers with relationships to foreign adversaries that may pose national security risks. The BIOSECURE Act has not yet been fully implemented through final regulations, and the scope, interpretation, and enforcement of these restrictions remain uncertain.

BIOSECURE-related restrictions, and any future legislative, regulatory, or administrative actions expanding or modifying these restrictions, could negatively impact U.S. companies and institutions that accept U.S. funding for projects that utilize biotechnology equipment or services produced or provided by certain biotechnology providers having relationships with foreign adversaries. The potential downstream adverse impacts on entities having only commercial relationships with any impacted biotechnology providers is unknown but may include supply chain disruptions or delays. Though we do not currently receive U.S. government funding, BIOSECURE-related restrictions could indirectly affect our collaborators, customers, investors, or suppliers that receive U.S. government funding, and we are currently evaluating steps to mitigate any potential impact of any future expanded or modified legislation or regulatory or administrative actions applicable to foreign entities providing services to U.S. based companies. Depending on the terms of the final BIOSECURE Act, its implementing regulations, or any related future actions, these steps could result in additional costs and potential delays in development timelines resulting from related transition efforts For all of our current or future product candidates, we intend to identify and qualify additional manufacturers to provide such API, drug product and drug substance prior to submission of an NDA to the FDA and/or an MAA to the EMA. We are not certain, however, that our single-source and dual source suppliers will be able to meet our demand for their products. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance.

Establishing additional or replacement suppliers for the drug product and drug substance used in our current or future product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory of the drug product and drug substance used in our current or future product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API, drug product and drug substance from alternate sources at acceptable prices in a timely manner, could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

We may depend on collaborations with other third parties for the development and commercialization of our product candidates in the future. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We have entered into a collaboration and licensing arrangement with Sanofi with respect to our IRAK4 program and Gilead with respect to our CDK2 program and we may in the future form or seek strategic alliances or acquisitions, create joint ventures, or enter into additional collaboration and licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our current product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or acquisition or other alternative arrangements for our current or future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our current or future product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval.

Further, collaborations involving our technologies or current or future product candidates are subject to numerous risks, which may include the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

- collaborators may not pursue development and commercialization of our current or future product candidates or may elect not to continue or renew development or commercialization of our current or future product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current or future product candidates;

- a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

- collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

- disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

- collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property; and

- collaborators may not pay milestones and royalties due to the company in a timely manner.

As a result, we may not be able to realize the benefit of our existing collaboration and licensing arrangements or any future strategic partnerships or acquisitions, collaborations or license arrangements we may enter into if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction, license, collaboration or other business development partnership, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our current or future product candidates could delay the development and commercialization of our current or future product candidates in certain geographies or for certain indications, which would harm our business prospects, financial condition and results of operations.

For example, we granted our collaboration partner Gilead an exclusive option for an exclusive license with respect to our CDK2 program, and future payments under our licensing arrangement with Gilead are contingent upon Gilead's exercise of this option. In addition, Sanofi has significant discretion in determining the efforts and resources that it will apply to advance clinical trials of KT-485. As a result of the factors noted above, we may not be able to realize the benefit of our existing collaboration and licensing arrangements or any future strategic partnerships or acquisitions, collaborations or license arrangements we may enter into, which could delay our timelines or otherwise adversely affect our business.

Our manufacturing process needs to comply with FDA regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our preclinical and clinical programs and suspension or withdrawal of any regulatory approvals.

In order to commercially produce our products either at our own facility or at a third party's facility, we will need to comply with the FDA's cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our current or future product candidates, including leading to significant delays in the availability of our product candidates for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our current or future product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our current or future product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the U.S. governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers' procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired, and we may not be able to compete effectively in our market.

Our commercial success depends in part on our ability to obtain and maintain patent or other intellectual property protection in the U.S. and other countries for our current or future product candidates and our core technologies, including our proprietary TPD expertise, and our STAT6, IRAK4, IRF5, and CDK2 programs, which are our most advanced development programs, as well as our proprietary compound library, and other know-how. We seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the U.S. and abroad related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We own patent applications and patents related to our TPD technology and our novel bifunctional degrader compounds, including claims to compositions of matter, pharmaceutical compositions, methods of use, methods of treatment, and other related methods.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation.

The degree of patent protection we require to successfully commercialize our current or future product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our pending patent applications that mature into issued patents will include claims with a scope sufficient to protect our TPD expertise and our current or future product candidates. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. For example, in jurisdictions outside the U.S., a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. Accordingly, any actual or purported co-owner of our patent rights could seek monetary or equitable relief requiring us to pay it compensation for, or refrain from, exploiting these patents due to such co-ownership. Furthermore, patents have a limited lifespan. In the U.S., and most other jurisdictions in which we have undertaken patent filings, the natural expiration of a patent is generally twenty years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents we may own or in-license may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to our current or future product candidates, including generic versions of such drugs. Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that we may rely upon to dominate our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until at least 18 months after the earliest priority date of the patent filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in patents we may own or in-license patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty.

In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering our current or future product candidates or technologies, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, patent term adjustments, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. We may become involved in opposition, derivation, reexamination, inter partes review, or post-grant review proceedings challenging our patent rights or the patent rights of others from whom we may in the future obtain licenses to such rights, in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Unified Patent Court, or UPC, or in other countries or jurisdictions. In addition, we may be subject to third-party submissions to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from our pending patent applications. Competitors may challenge our issued patents or may file patent applications before we do. Competitors may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our patents or patent applications. Competitors may also contest our patents by showing an administrative patent authority or judge that the invention was not patent-eligible, was not novel, was obvious, and/or lacked inventive step, and/or that the patent application failed to meet relevant requirements relating to description, basis, enablement, and/or support; in litigation, a competitor could assert that our patents are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, we would lose our protection of those challenged patents.

An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, without payment to us, or could limit the duration of the patent protection covering our technology and current or future product candidates. Such challenges may also result in our inability to manufacture or commercialize our current or future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants and advisors and any other third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Even if they are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent patents we may own or in-license by developing similar or alternative technologies or drugs in a non-infringing manner. For example, a third party may develop a competitive drug that provides benefits similar to one or more of our current or future product candidates but that has a different composition that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current or future product candidates could be negatively affected, which would harm our business. Furthermore, even if we are able to issue patents with claims of valuable scope in one or more jurisdictions, we may not be able to secure such claims in all relevant jurisdictions, or in a sufficient number to meaningfully reduce competition. Our competitors may be able to develop and commercialize their products, including products identical to ours, in any jurisdiction in which we are unable to obtain, maintain, or enforce such patent claims.

We will not obtain patent or other intellectual property protection for all current or future product candidates in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

We may not be able to pursue patent coverage of our current or future product candidates, our TPD expertise, or other technologies in all countries. Filing, prosecuting and defending patents on current or future product candidates, our TPD expertise, and other technologies in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, we may not be able to prevent third parties from infringing on our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our current or future product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may not obtain or grant licenses or sublicenses to intellectual property rights in all markets on equally or sufficiently favorable terms with third parties.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected current or future product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in our current or any future agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are dependent on patents, know-how and proprietary technology, both our own and in-licensed from Sanofi and other collaborators. Our commercial success depends upon our ability to develop, manufacture, market and sell our current or future product candidates and use our and our licensors' proprietary technologies without infringing the proprietary rights of third parties. Sanofi and other collaborators may have the right to terminate their respective license agreements in full in the event that we materially breach or default in the performance of any of the obligations under such license agreements. Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future product candidates, our TPD expertise, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours, and we may be required to cease our development and commercialization of certain of our current or future product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships;

- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current or future product candidates, and what activities satisfy those diligence obligations;

- the priority of invention of any patented technology; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain current or future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future product candidates or technologies, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

- patent applications that we own or may in-license may not lead to issued patents;

- patents, should they issue, that we may own or in-license, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

- others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our current or future product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license, should any patents issue;

- third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

- we, or our future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license;

- we, or our future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

- others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

- our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

- third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how;

- we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

- we may not develop or in-license additional proprietary technologies that are patentable; and

- the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Patent Protection

Obtaining and maintaining our patent protection, including patent term, depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we miss a filing deadline for patent protection on these inventions or otherwise fail to comply with these requirements.

The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can in some cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.

Depending upon the timing, duration and specifics of FDA marketing approval of our current or future product candidates, one or more of the U.S. patents we own or license may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. Different laws govern the extension of patents on approved pharmaceutical products in Europe and other jurisdictions. However, we may not be granted a patent extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. For example, we may not be granted an extension in the U.S. if all of our patents covering an approved product expire more than fourteen years from the date of NDA approval for a product covered by those patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our ability to generate revenues could be materially adversely affected.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our current or future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and are therefore costly, time consuming and inherently uncertain.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the U.S. and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Risks Related to Our Trademarks, Trade Names and Trade Secrets

If our trademarks for our products or company name are not adequately protected in one or more countries where we intend to market our products, we may delay the launch of product brand names, use different or less effective trademarks or tradenames in different countries, or face other potentially adverse consequences or impediments to building our product brand recognition.

Our trademarks or trade name may be challenged, infringed, diluted, circumvented, declared generic, or determined to be infringing on other marks. In such a circumstance, we may not be able to protect our rights to these marks or may be forced to stop using product names, which we need for name recognition by potential partners and customers in our markets of interest.

In addition, during the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions refusing registration of our trademarks.

In the USPTO and in comparable agencies in many foreign jurisdictions, third parties are also given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. For example, in November 2019, Novartis AG filed actions in the U.S. and European Union trademark offices opposing our applications to register KYMERA and KYMERA THERAPEUTICS for pharmaceuticals and drug development services on the basis of its claimed rights in the KYMRIAH mark. This dispute was amicably settled in October 2020 and the involved applications for KYMERA and KYMERA THERAPEUTICS are now registered or allowed in the United States and have proceeded to registration in the European Union.

If we are unable to adequately protect and enforce our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents we may own or in-license, we seek to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that may not be covered by patents. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition, results of operations and future prospects.

In the case of employees, we enter into agreements providing that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Intellectual Property Litigation and Infringement Claims

We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe any intellectual property we may own or in-license, including our patents and trademarks. In addition, any intellectual property we may own or in-license also may become the subject of a dispute, including those based on inventorship, priority, validity or unenforceability. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that any intellectual property we may own or in-license is not valid or is unenforceable or that the other party's use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license do not cover the technology in question or that such third party's activities do not infringe our patent applications or any patents we may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents or other intellectual property we may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our own applications at risk of not issuing. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Post-grant proceedings provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, we may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where our patents may be challenged. The costs of these proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to detect infringement against any intellectual property we may own or in-license. Even if we detect infringement by a third party of any intellectual property we may own or in-license, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents or other intellectual property we may own or in-license against such third party.

Intellectual property litigation and administrative office challenges in one or more countries could cause us to spend substantial resources and distract our personnel from their normal responsibilities. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In August 2021, we initiated a US patent office proceeding, a post-grant review, to challenge a third-party patent unrelated to our current product candidates. In response, the owner of the challenged third-party patent disclaimed that patent in full. We may challenge additional third-party patents in the future. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. As noted above, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our preclinical studies and future clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our current or future product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to damages or settlement costs resulting from claims that we or our employees have violated the intellectual property rights of third parties, or are in breach of our agreements. We may be accused of, allege or otherwise become party to lawsuits or disputes alleging wrongful disclosure of third-party confidential information by us or by another party, including current or former employees, contractors or consultants. In addition to diverting attention and resources, such disputes could adversely impact our business reputation and/or protection of our proprietary technology.

The intellectual property landscape relevant to our product candidates and programs is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our current or future product candidates, our TPD expertise, and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. For example, many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our current or future product candidates, our TPD expertise, or other technologies, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.

While certain activities related to development and preclinical and clinical testing of our current or future product candidates may be subject to safe harbor of patent infringement under 35 U.S.C. §271(e)(1), upon receiving FDA approval for such candidates we or any of our future licensors or strategic partners may immediately become party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current or future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current or future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or future product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business and may impact our reputation;

- substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party's rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees;

- a court prohibiting us from developing, manufacturing, marketing or selling our current or future product candidates, or from using our proprietary technologies, including our TPD expertise, unless the third-party licenses its product rights to us, which it is not required to do on commercially reasonable terms or at all;

- if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

- redesigning our current or future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

- there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Some of our competitors may be able to sustain the costs of litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is "clear and convincing," a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current or future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that our current or future product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our current or future product candidates or other technologies, could be found to be infringed by our current or future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our current or future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our current or future product candidates or TPD expertise may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our current or future product candidates or technologies, which could harm our business significantly.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our current or future product candidates.

We cannot guarantee that any of our or our licensors' patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the U.S. and abroad that is relevant to or necessary for the commercialization of our current or future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. As mentioned above, patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our current or future product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future product candidates or the use of our current or future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our current or future product candidates. We may incorrectly determine that our current or future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party's pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the U.S. or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current or future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our current or future product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our current or future product candidates or technologies that are held to be infringing. We might, if possible, also be forced to redesign current or future product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Nello Mainolfi, Ph.D., our President and Chief Executive Officer, Jared Gollob, M.D., our Chief Medical Officer, Bruce Jacobs, our Chief Financial Officer, Brian Adams, our Chief Legal Officer, Jeremy Chadwick, our Chief Operating Officer and Noah

Goodman, our Chief Business Officer, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our ability to attract new personnel may be impacted by restrictions on travel, changes to immigration policy or the availability of work visas under the current administration. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

We will need to continue to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of December 31, 2025, we had 238 full-time employees, and we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The expansion of our operations may lead to significant costs and may divert management's time and financial resources from other projects, such as the development of our current or future product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our current or future product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We or the third parties upon whom we depend may be adversely affected by unforeseen global events, natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Unforeseen global events, such as macroeconomic conditions, outbreaks of violence, or geopolitical instability could adversely impact our business. Such conflicts could lead to sanctions, embargoes, supply shortages, regional instability, geopolitical shifts, cyberattacks, other retaliatory actions, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets, which could adversely impact our operations and financial results, as well as those of third parties with whom we conduct business.

Additionally, any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics or pandemics, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Natural disasters or pandemics could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure our investors that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities or the manufacturing facilities of our third-party contract manufacturers are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We intend to sublease our former space in Watertown, Massachusetts for occupancy now that we have moved to our new facility. If we are unable to sublease our space on favorable terms or if our subtenants are unable to meet their obligations under any sublease, we may be responsible for unexpected costs, which could impact our financial performance.

We currently lease 34,522 square feet of research and development and office space in Watertown, Massachusetts, which lease expires on March 31, 2030. In December 2021, we entered into a lease for 100,624 square feet of office and laboratory space in Watertown, Massachusetts, which we began occupying in February 2024. We intend to sublease our original space and are actively marketing the space to third parties. In the event that we are unable to sublease our original space on favorable terms, or at all, or if we are able to sublease our space but our subtenants fail to make lease payments to us or otherwise default on their obligations to us, we could incur unanticipated payment obligations or further impairment.

Risks Related to Data and Privacy

Our internal computer systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our current or future product candidates' development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of data from preclinical studies or clinical trials for our current or future product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, other data or applications relating to our technology or current or future product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our current or future product candidates could be delayed.

We may be unable to adequately protect our information systems from cyberattacks, security incidents, or compromises, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack, security incident, or compromise could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, employee error or malfeasance, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering (including successful phishing attacks) or other means to threaten data security, confidentiality, integrity and availability. These attacks and activity are also being facilitated or enhanced by evolving technologies, including artificial intelligence.

A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security incidents or breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Attempts to disrupt or gain unauthorized access to our and our third-party vendors' information systems from malicious third parties or insider threats may incorporate widely varying and frequently changing tactics, which may be enhanced or facilitated by artificial intelligence. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients' personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the EU General Data Protection Regulation, or GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.

Like other companies in our industry, we and our service providers have experienced and may in the future experience cyberattacks and other attempts to disrupt or gain unauthorized access to our and our third-party vendors' information systems. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use and access of computers and other devices that may contain our sensitive information. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above, as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security incidents, data breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. Further, although we maintain cyber liability insurance, this insurance may not provide adequate coverage against potential liabilities related to any experienced security incident or data breach.

We, our collaborators and our service providers may be subject to a variety of privacy and data protection laws, regulations and contractual obligations, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with them could expose us to fines or other penalties and otherwise harm our business and operations.

We may be subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of sensitive information and personally-identifying information, which among other things, imposes certain requirements relating to the privacy, security and transmission of certain individually identifiable information. In addition, numerous other federal and state laws, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, govern the collection, use, disclosure and security of personal information. These laws continue to change and evolve and are increasing in breadth and impact.

For example, with respect to the collection and processing of personal data relating to the EU, European Economic Area ("EEA") and United Kingdom ("UK"), we are subject to the EU General Data Protection Regulation (EU GDPR), the UK General Data Protection Regulation (UK GDPR), as well as applicable data protection laws in effect in the Member States of the EEA and in the UK (including the UK Data Protection Act 2018) which govern the processing of personal data in connection with (a) the offering of goods or services to/the monitoring of the behavior of individuals in the UK and EEA; or (b) the activities of our establishments in the UK and any EEA Member State. The UK's data protection regime is independent from but aligned to the EU's data protection regime. In this Form 10-K, "GDPR" refers to both the EU GDPR and the UK GDPR, unless specified otherwise. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including imposing special requirements in respect of the processing of health and other sensitive data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, limiting retention periods for personal data, creating mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party service providers.

The GDPR also imposes strict rules on the transfer of personal data to countries outside of the UK and EEA that do not ensure an adequate level of protection, including the United States in certain circumstances, unless derogation exists or a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses (SCCs) and the UK International Data Transfer Agreement or Addendum (UK IDTA)) have been put in place, and transfer impact assessments conducted. The EU and U.S. have adopted its adequacy decision for the EU-U.S. Data Privacy Framework, or Framework, which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. Any inability to transfer personal data from the UK or EEA to the United States in compliance with data protection laws may impede our operations and may adversely affect our business and financial position.

The UK's data protection regime is independent from but aligned to the EU's data protection regime. Although the UK is regarded as a third country under the EU's GDPR, the European Commission has now issued an adequacy decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. In December 2025, the European Commission adopted a decision to extend the validity of the UK adequacy decision for six years until December 2031, determining that the UK continues to offer a level of data protection that is "essentially equivalent" to the EU standards. This follows the UK's adoption of the Data (Use and Access) Act 2025 (the "DUAA") on 19 June 2025. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK Government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The respective provisions and enforcement of the EU GDPR and UK GDPR may further diverge in the future and create additional regulatory challenges and uncertainties. This lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, complexity and cost to our handling of personal data and our privacy and data security compliance programs and could require us to implement different compliance measures for the UK and the EEA.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States and the UK may result in fines up to €20 million (17.5 million for the UK GDPR) or 4% of a company's global annual revenues for the preceding financial year, whichever is higher. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Complying with these European data protection laws may impose significant costs or otherwise require us to divert resources or implement changes to our business processes, and any actual or perceived non-compliance could result in significant penalties, claims and reputational damage.

In the United States, several layers of federal and state data protection laws and regulations may apply to our business, including HIPAA, the Federal Trade Commission (FTC) Act and state consumer privacy and health data privacy laws. For example, the California Consumer Privacy Act (CCPA) is a comprehensive privacy law that creates individual privacy rights and increased privacy and security obligations on businesses handling the personal data of California residents. The CCPA requires covered businesses to provide certain disclosures to consumers about data collection, use and sharing practices, to allow California residents to opt out of certain sales and disclosures of personal information, and to opt out of certain uses of sensitive personal information, including health information. The law also created a regulatory agency in California, and that agency's finalized and proposed regulations are continuing to change the standard of privacy protection we may be required to meet. Numerous other states have passed similar consumer privacy laws that are or will be implemented and enforced by various state regulators. Like the CCPA, these laws grant consumers rights in relation to their personal information and impose new obligations on regulated businesses, including, in some instances, broader data security requirements. These laws may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in more than a dozen states will make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

States are also putting in place laws that apply additional protections specifically to health information. For example, Washington's My Health My Data Act, which went into effect in March 2024, requires regulated entities to obtain consent to collect health information, grants consumers certain rights, including to request deletion, and provides for robust enforcement mechanisms, including enforcement by the state attorney-general and by litigants through a private right of action for consumer claims. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed or passed legislation that regulates the privacy and security of certain specific types of information. For example, a small number of states have passed laws that regulate biometric data specifically.

In addition, federal regulators are imposing new and heightened protections for health and other sensitive information that could impact our business. For example, the FTC has imposed stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information, and has expanded the application of its Health Breach Notification Rule. Further, through executive and legislative action, the federal government restricts data transactions involving certain sensitive data categories – including health data, genetic data, and biospecimens – with persons affiliated with China, Russia, and other countries of concern, including through the Department of Justice's January 8, 2025, rule on "Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons". The rule also prohibits covered businesses from engaging in certain investment agreements, employment agreements or vendor agreements involving such data and countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these laws and regulations may be punishable by criminal and/or civil sanctions, result in exclusion from participation in federal and state programs or restrict our ability to use certain vendors, sites, investigators, or service providers in global clinical trials.

These current and future data privacy laws and regulations may require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement, reputational damage, and/or litigation. Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issues relating to the use of artificial intelligence and machine learning could adversely affect our business and operating results.

In our ongoing efforts to innovate and develop product candidates, we have integrated artificial intelligence (AI) and machine learning into virtual screening, hit validation and optimization technologies. While AI and machine learning present opportunities for enhanced productivity and innovation, they also introduce cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational and other risks that could adversely impact our business and reputation. Specifically, risks related to bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks (including model poisoning or data poisoning), surveillance, data leakage, inequality, environmental harms, and other harms may flow from our development, use, or deployment of AI technologies.

The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI is implemented in accordance with applicable laws and regulations and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. The use of certain AI technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement.

The evolving regulatory landscape surrounding AI also poses a risk, as new laws and regulations could impose additional compliance burdens, resulting in increased operational costs to comply with U.S. and non-U.S. laws concerning the use of AI. We expect to see increasing regulation related to AI use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU's Artificial Intelligence Act ("AI Act") entered into force on August 1, 2024, and, with some exceptions, will become fully effective in August 2026. As enacted, the AI Act imposes significant obligations on providers and deployers of high-risk AI systems and general purpose AI models and encourages providers and deployers to account for EU ethical principles when developing and using AI technology.

Likewise, in the United States, the regulatory environment is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including on deployment of AI in healthcare settings. At the federal level, the current administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. Various federal and state regulators have also issued guidance and focused enforcement efforts on the use of AI in regulated sectors, such as healthcare. The U.S. Food and Drug Administration, for example, issued guidance on the use of AI in medical devices, requiring detailed risk management and review processes to obtain approvals. If we develop or use AI systems that are governed by these laws or regulations we will need to meet higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. We may also be subject to significant enforcement or litigation in the event of any perceived non-compliance.

We are committed to implementing governance and control mechanisms to mitigate these risks, but there can be no assurance that such measures will adequately prevent or mitigate the adverse effects that the integration and use of AI may have on our business, financial condition, and results of operations. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. The integration of AI systems, by us or by our vendors, may increase cybersecurity risk. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Risks Related to Our Common Stock

The price of our common stock has been and may continue to be volatile and fluctuate substantially, and investors may lose all or part of their investment.

Our stock price has been volatile and may continue to be subject to wide fluctuations in response to various factors. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including in connection with conflicts in various regions of the world, increasing inflation rates, and interest rate changes, which have resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. As a result of this volatility, you may lose all or part of your investment. The market price for our common stock may be influenced by many factors, including:

- the success of competitive drugs or technologies;

- results of preclinical studies and clinical trials of our current or future product candidates or those of our competitors;

- regulatory or legal developments in the U.S. and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- the level of expenses related to any of our current or future product candidates or clinical development programs;

- the results of our efforts to discover, develop, acquire or in-license additional current or future product candidates or drugs;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- market conditions in the pharmaceutical and biotechnology sectors;

- announcements regarding our collaboration agreements, including announcements regarding our collaboration agreements with Sanofi and Gilead;

- general economic, industry and market conditions; and

- the other factors described in this "Risk Factors" section.

These and other market and industry factors may cause the market price and demand for shares of our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock. The realization of any of the above risks or any of a broad range of other risks, including those described in this section, could have a significant and material adverse impact on the market price of our common stock. The price of our common stock may be disproportionately affected as investors may favor traditional profit-making industries and companies during the times of market uncertainty and instability.

Unstable global economic and geopolitical conditions may have serious adverse consequences on our business, financial condition, stock price and results of operations.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the potential for significant changes in U.S. policies or regulatory environment given the current administration, military conflict, including the ongoing conflicts between Russia and Ukraine, and in the Middle East, terrorism, or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, on September 25, 2025, the current U.S. administration announced a 100% tariff on brand-name or patented drugs unless pharmaceutical companies expand their manufacturing operations in the U.S. While pharmaceutical products are currently excluded from the baseline and "reciprocal" tariffs imposed by the U.S., such tariffs still apply to the raw materials and other products necessary for the manufacture and formulation of our product candidates. In addition, the current U.S. administration has expressed an intent to impose tariffs on pharmaceutical imports, with the stated policy objective of reshoring pharmaceutical manufacturing to the United States. Among other means, such tariffs may be imposed by the United States under Section 232 of the Trade Expansion Act of 1962, as amended, pursuant to which the U.S. Department of Commerce recently initiated an investigation to determine the effects of importing pharmaceuticals and pharmaceutical ingredients on national security. The current U.S. administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Historically, tariffs have led to increased trade and political tensions, between not only the U.S. and China, but also between the U.S. and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations. We are continuing to monitor global capital markets and assessing the potential impact of these factors on our business.

Additionally, severe or prolonged economic downturn or additional global financial crises could result in a variety of risks to our business, including weakened demand for any product candidates we develop or our ability to raise additional capital when needed on acceptable terms, if at all. For example, on October 1, 2025, the U.S. federal government shutdown through November 12, 2025, suspending services deemed non-essential as a result of the failure by Congress to enact regular appropriations for the 2026 fiscal year. If we experience another government shutdown, it could result in increased uncertainty and volatility in the global economy and financial markets which could have a material adverse effect on our business. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs or other trade restrictions, trade agreements, trade wars or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not have control over these analysts. Although we have obtained research coverage from certain analysts, there can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. In addition, if one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our executive officers, directors, principal stockholders and their affiliates exercise significant influence over our company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

As of December 31, 2025, the existing holdings of our executive officers, directors, principal stockholders and their affiliates represent beneficial ownership, in the aggregate, of approximately 29% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current trading price of our stock and have held their shares for a longer period, they may be more interested in selling our Company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other stockholders. Additionally, from time to time, any of our non-affiliated shareholders may accumulate or acquire significant positions in our common stock and may similarly be able to influence our business or matters submitted to our stockholders for approval. The concentration of voting power among these stockholders may also have an adverse effect on the price of our common stock by delaying, deferring or preventing a change of control of us; impeding a merger, consolidation, takeover or other business combination involving us; or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

We have issued a substantial number of warrants and equity awards from our equity plans which are exercisable into shares of our common stock which could result in substantial dilution to the ownership interests of our existing stockholders.

As of December 31, 2025, approximately 15,815,253 shares of our common stock were reserved for issuance upon exercise of pre-funded warrants. Additionally, 10,348,903 shares of our common stock were reserved for issuance upon exercise of outstanding stock options and vested restricted stock units. The exercise or conversion of these securities will result in a significant increase in the number of outstanding shares and substantially dilute the ownership interests of our existing stockholders. The shares underlying the equity awards from our equity plans are registered on a Form S-8 registration statement. As a result, upon vesting these shares can be freely exercised and sold in the public market upon issuance, subject to volume limitations applicable to affiliates. The exercise of options and the subsequent sale of the underlying common stock could cause a decline in our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. Persons who were our stockholders prior to our initial public offering continue to hold a substantial number of shares of our common stock that many of them are now able to sell in the public market. Significant portions of these shares are held by a relatively small number of stockholders, none of whom have entered into agreements restricting their ability to sell their shares. Sales by our stockholders of a substantial number of shares or distributions of their holdings to their respective limited partners and other equity holders, or the expectation that such sales or distributions, or the expectation that such sales may occur, could significantly reduce the market price of our common stock.

Shares issued upon the exercise of stock options outstanding or settlement of restricted stock units under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act.

Certain holders of our common stock have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. As of the date hereof, we are obligated to register approximately 29.7 million shares of our common stock pursuant to certain resale registration rights granted to entities affiliated with members of our board of directors. In addition, sales of a substantial number of shares of our outstanding common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. We have also filed registration statements on Form S-8 registering the issuance of shares of common stock issued or reserved for future issuance under our equity compensation plans. Shares registered under this registration statement on Form S-8 can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Pursuant to our prior sales agreement, or Cowen Sales Agreement, with Cowen and Company, LLC, or Cowen, we had the ability to offer and sell up to an aggregate amount of $250.0 million of our common stock from time to time in "at-the-market" offerings, subject to the limitations thereof. From October 1, 2021 through the date of its termination in October 2024, we sold 1,519,453 shares of common stock through the Cowen Sales Agreement for an aggregate of approximately $50 million.

On October 31, 2024, we entered into an Open Market Sale Agreement℠, or the Jefferies Sales Agreement, with Jefferies LLC pursuant to which we may offer and sell our common stock, subject to certain limitations in the sales agreement and compliance with applicable law, at any time throughout the term of the Jefferies Sales Agreement. The number of shares that are sold by Jefferies after delivering a placement notice will fluctuate based on the market price of the common stock during the sales period and limits we set with Jefferies. Because the price per share of each share sold will fluctuate based on the market price of our common stock during the sales period, it is not possible at this stage to predict the number of shares that will be ultimately issued. Sales to, or through, Jefferies by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. There have not yet been any sales made pursuant to the Jefferies Sales Agreement.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be investors' sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be investors' sole source of gain for the foreseeable future.

We may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business. Additionally, any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common stock.

Risks Related to Tax

Changes in tax law may adversely affect us or our investors.

The rules dealing with U.S. federal, state and local and non-U.S. taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, the U.S. Treasury Department and other taxing authorities. For example, the One Big Beautiful Bill Act, or the OBBBA, was signed into law on July 4, 2025 and made significant changes to the U.S. federal tax law. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. These changes could subject us to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. For example, under Section 174 of the Internal Revenue Code of 1986, as amended, or the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer's election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. In recent years, many such changes have been made and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be promulgated or issued under existing or new tax laws, which could result in an increase in our or our shareholders' tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

As we expand the scale of our business activities, any changes in the U.S. and non-U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition and results of operations. You are urged to consult your tax advisor regarding the implications of potential changes in tax laws on an investment in our common stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations, and, as a result, unavailable to reduce our future tax liability.

As of December 31, 2025, we had federal and state net operating loss carryforwards of $571.6 million and $607.5 million, respectively, which begin to expire in various amounts in 2037 (other than federal net operating loss carryforwards arising in taxable years beginning after December 31, 2017, which are not subject to expiration but the deductibility of such federal NOLs may be limited to 80% of our taxable income annually for tax years beginning after December 31, 2020). As of December 31, 2025, we also had federal and state research and development tax credit carryforwards of $40.0 million and $18.6 million, respectively, which begin to expire in 2032. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation's stock increases by more than 50 percentage points over the lowest ownership percentage of such stockholders or groups of stockholders within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code and limit our ability to utilize NOLs or credit. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As described above under "Risk Factors-Risks Related to our Financial Position and Need for Additional Capital," we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or credit carryforwards that are subject to limitation by Sections 382 and 383 of the Code.

Risks Related to Our Controls and Reporting Requirements

If we fail to maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

We will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell any of our present or future product candidates that may receive regulatory approval.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to Our Charter and Bylaws

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our fourth amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

- a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

- a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

- advance notice requirements for stockholder proposals and nominations for election to our board of directors;

- a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

- the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our fourth amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated bylaws designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled, and other state courts have upheld the validity of, that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

The U.S. Congress or the current administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

Since the start of the current administration in 2025, there have been significant changes to U.S. trade, healthcare, immigration and government regulatory policy and additional changes are likely. For example, the U.S. government has imposed substantial tariffs on most countries throughout the world and has further threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Changes to U.S. policy implemented by the U.S. Congress, the current administration or any new future administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cyber Risk Management and Strategy

Kymera uses, stores and processes data for and about our research programs, clinical trials, employees, and suppliers. We have developed and maintain an information security program designed to assess, identify, and manage risks from cybersecurity threats, including to our data and systems. We conduct periodic assessments of our assets, including internal and external security testing, as part of our risk management process and to evaluate the effectiveness of applicable security controls. These assessments are informed by industry standards. Our cybersecurity risk management process is a part of our overall risk management program. We also have an employee education program that includes training designed to raise awareness of cybersecurity threats. We have adopted an Incident Response Policy that outlines the legal and governance process for identifying and managing material cyber risks to our information and information systems and our framework for assessing and responding to cyber incidents, as applicable.

Although risks from cybersecurity threats have to date not materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we could, from time to time, experience threats and communicate security incidents relating to our and our third-party vendors' information systems. For more information, please see Item 1A- Risk Factors.

Governance Related to Cybersecurity Risks

Under the ultimate direction of the Chief Executive Officer (CEO) and our executive management team, the Cybersecurity Supervisory Committee (CSSC) has primary responsibility for overseeing our management of cybersecurity risks. Members of the CSSC include the Chief Financial Officer (CFO); the Chief Legal Officer (CLO); and the Head of Information Technology (IT). Additional members of the ET may be asked to support specific incidents as deemed appropriate by the CSSC. The CSSC meets as circumstances warrant to review and update incident response procedures and to provide oversight of incident response activities of the Cyber Security Incident Response Team.

The head of information technology and the CSSC have primary responsibility for assessing and managing our cybersecurity program. The head of information technology, who reports to the Chief Financial Officer, has more than 25 years of experience in building and leading information technology and security teams.

The board of directors has ultimate oversight of our risk management program and has delegated oversight of that program, including, oversight of cybersecurity, to the audit committee of the board of directors. The head of Information Technology presents to the audit committee periodically regarding cybersecurity matters. The CFO and the CLO, in partnership with the CEO, are responsible for informing the audit committee in the event of any material cybersecurity incidents and any potential disclosure obligations arising from such incidents.

Item 2. Properties.

We currently occupy approximately 100,624 square feet of office and laboratory space in Watertown, Massachusetts under a lease that expires in March 2035. We have two options to extend the lease term, each for five additional years at then-market rates. Additionally, we currently lease approximately 34,522 rentable square feet of extra office and laboratory space in Watertown, Massachusetts under a lease that expires in March 2030 that we are not currently occupying. We intend to sublease and are actively marketing the original space to third parties. We believe that our office and laboratory space is sufficient to meet our current needs and that suitable additional space will be available as and when needed on commercially reasonable terms.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Certain Information Regarding the Trading of Our Common Stock

Our common stock trades under the symbol "KYMR" on the Nasdaq Global Select Market and has been publicly traded since August 21, 2020. Prior to this time, there was no public market for our common stock.

Stock Performance Graph

The following graph shows a comparison from December 31, 2020, through December 31, 2025, of the cumulative total return on an assumed investment of $100.00 in cash in our common stock, the NASDAQ Composite Index and the NASDAQ Biotechnology Index for the same period. Such returns are based on historical results and are not intended to suggest future performance. Data for the NASDAQ Composite Index and the NASDAQ Biotechnology Index assume reinvestment of dividends.

Comparison of 5 year Cumulative Total Return*

Among Kymera Therapeutics, Inc., the NASDAQ Composite Index and the NASDAQ Biotechnology Index


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Kymera Therapeutics, Inc. (KYMR)
NASDAQ Composite Index (.XCMP)
NASDAQ Biotechnology Index (.XNBI)

*$100 invested on December 31, 2020 in stock and indices, including reinvestment of dividends.
Fiscal year ending December 31.

The performance graph in this Item 5 is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filing.

Holders of Our Common Stock

As of February 20, 2026, there were approximately 10 holders of record of shares of our common stock. This number does not include stockholders for whom shares are held in "nominee" or "street" name.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 5 of Form 10-K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

Recent Sales of Unregistered Securities

None.

Item 6. Reserved.

Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis and set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company dedicated to reinventing the treatment of human disease through the development of innovative, highly differentiated oral medicines that address significant health problems and meaningfully improve patients' lives. We are committed to advancing novel technologies to address targets that have known disease-causing biology, but which have not been drugged, or have been inadequately drugged, often based on limitations of existing technologies. Our approach is intended to discover and develop a new generation of medicines in a disease-agnostic manner.

We are a leader in targeted protein degradation (TPD), a next-generation small molecule therapeutic modality that engages the body's natural cellular recycling system to selectively eliminate disease-causing proteins. Our objective is to develop molecules that are both potent and highly selective, creating the unique potential to address diseases that are poorly served by current treatment options. To date, we have progressed multiple programs into clinical development and expect to advance at least one new molecular entity into clinical testing annually. We intend to leverage our drug development expertise to become a fully integrated biopharmaceutical company with an industry-leading pipeline of novel medicines.

Our current discovery and development efforts are primarily directed at high-value targets in immunology. We believe there are more than 160 million patients in the United States, Europe and Japan that are diagnosed with some of the most prevalent immune-inflammatory diseases that our programs have the potential to address, nearly half of whom remain untreated. Of those treated, most patients are treated with therapies that do not treat the underlying diseases but mostly their symptoms. As a result, only a small percentage of patients, which we believe to be approximately 3% of the diagnosed population with moderate to severe inflammatory diseases, are currently treated with systemic advanced therapies, mostly injectable biologics. While generally efficacious, biologics have drawbacks. Biologics tend to be more expensive to manufacture, and the cost burden ultimately falls on patients and payors. Patient access to therapy can also be a challenge, as biologics can be more complex to prescribe and reimburse than small molecule medicines. Additionally, biologics are administered as injections - which may result in injection site reactions or pain - a less preferred route of administration as compared to oral medications, which offer greater flexibility for patients. We believe we have the potential to deliver a compelling value proposition to a significant underserved patient population: small molecule medicines with biologics-like activity through the convenience of a daily, oral pill.

Our publicly disclosed immunology programs target STAT6, IRF5 and IRAK4, each of which addresses targets within validated pathways, providing the opportunity to treat a broad range of diseases. We are developing KT-621 as part of our STAT6 program, and recently initiated the BROADEN2 Phase 2b clinical trial in adult and adolescent patients with moderate to severe Atopic Dermatitis (AD) and the BREADTH Phase 2b clinical trial in adult patients with moderate to severe asthma. We are also developing KT-579 as part of our oral IRF5 degrader program, and we recently initiated a Phase 1 clinical trial in healthy volunteers. We are collaborating with Sanofi S.A. ("Sanofi") on the development of our IRAK4 degrader, KT-485/SAR447971, which Sanofi plans to advance into clinical testing in 2026. In June 2025, we announced a strategic collaboration with Gilead Sciences, Inc. ("Gilead") to develop novel oral molecular glue degraders for CDK2. Our additional early undisclosed pipeline programs focus on addressing high impact targets that have been elusive to conventional modalities and that drive the pathogenesis of multiple serious diseases with significant unmet medical needs.

In addition to our immunology focus, we also have research initiatives in other therapeutic areas. Additionally, we believe many of our key discovery and development capabilities have broad applicability, creating an opportunity for us to develop impactful therapies leveraging small-molecule modalities in addition to TPD.

Since our inception in 2015, we have devoted substantially all our efforts to organizing and staffing our company, research and development activities, business planning, raising capital, building our intellectual property portfolio and providing general and administrative support for these operations. To date, we have received gross proceeds of $2.75 billion from sales of our convertible preferred stock, the sale of common stock including our August 2020 initial public offering, or IPO, and concurrent private placement, our subsequent follow-on offerings and private placement offering, our prior sales agreement with Cowen and through our corporate collaborations.

We have incurred significant operating losses since inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current product candidates or any future product candidates. Our net losses were $311.4 million, $223.9 million and $147.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, as of December 31, 2025 and 2024, we had an accumulated deficit of $1,066.0 million and $754.6 million, respectively. We expect that our expense and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

- initiate and complete preclinical studies and clinical trials for current or future product candidates;

- prepare and submit Investigational New Drug applications, or INDs, with the U.S Food and Drug Administration, or FDA, for future product candidates;

- develop and scale up our capabilities to support our ongoing preclinical activities and clinical trials for our product candidates and commercialization of any of our product candidates for which we may obtain marketing approval;

- secure facilities to support continued growth in our research, development and commercialization efforts;

- advance research and development related activities to expand our product pipeline;

- expand and improve the capabilities of our drug discovery platform;

- seek regulatory approval for our product candidates that successfully complete clinical development;

- contract to manufacture our product candidates;

- maintain, expand and protect our intellectual property portfolio;

- hire additional staff, including clinical, scientific and management personnel; and

- incur additional costs associated with continuing to operate as a public company.

In addition, if we obtain marketing approval for any of our lead product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, reduce or eliminate the development and commercialization of one or more of our product candidates.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain marketing approval for our drug candidates. The lengthy process of securing marketing approvals for new drugs requires the expenditure of substantial resources. Any delay or failure to obtain regulatory approvals would materially adversely affect our product candidate development efforts and our business overall. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2025, we had cash, cash equivalents and marketable securities of $1,619.4 million. We believe the existing cash, cash equivalents and marketable securities on hand will be sufficient to fund our operations into 2029. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See "Liquidity and capital resources" below.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. Our only revenues have been derived from research collaboration arrangements with Vertex Pharmaceuticals Incorporated, or Vertex,, Sanofi and Gilead. We expect that our revenue for the next several years will be derived primarily from our current collaboration agreements and any additional collaborations that we may enter into in the future. To date, we have not received any royalties under any of the collaboration agreements.

Vertex Collaboration Agreement

On May 9, 2019, we entered into a collaboration agreement, or the Vertex Agreement, with Vertex, to advance small molecule protein degradation against up to six targets. Under the Vertex Agreement, Vertex was granted the exclusive option to license the rights to the product candidates developed through the collaboration at which point Vertex would control development and commercialization. Pursuant to the Vertex Agreement, we were responsible for discovery and preclinical research on the targets, and Vertex was responsible for development, manufacturing, and commercialization of the product candidates after it exercises its option to license. Vertex provided us with a non-refundable upfront payment of $50.0 million and purchased 3,059,695 shares of our Series B-1 Convertible Preferred Stock at $6.54 a share, pursuant to a separate, but simultaneously executed Share Purchase Agreement.

The Vertex Agreement expired upon the completion of the initial research term on May 9, 2023.

Sanofi Agreement

On July 7, 2020, we entered into a collaboration agreement, or the Original Sanofi Agreement, with Genzyme Corporation, a subsidiary of Sanofi, to co-develop drug candidates directed to two biological targets. The Original Sanofi Agreement became effective during the third quarter of 2020.

On November 15, 2022, we entered into an Amended and Restated Collaboration and License Agreement with Sanofi, or the Amended Sanofi Agreement, which amended the Original Sanofi Agreement to revise certain research terms and responsibilities set forth under the Original Sanofi Agreement. The Amended Sanofi Agreement also specifies details around the timing and number of Phase 2 trials required under the terms of the collaboration. The Amended Sanofi Agreement became effective on December 5, 2022. The Original Sanofi Agreement, as amended by the Amended Sanofi Agreement, is referred to herein as the Sanofi Agreement.

Under the Sanofi Agreement, we granted to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. Such license is exercisable on a collaboration target-by-collaboration target basis only after a specified milestone. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immune-oncology.

Pursuant to the Sanofi Agreement, with respect to both targets we are responsible for discovery and preclinical research and conducting a phase 1 clinical trial for at least one degrader directed against IRAK4 plus up to three back up degraders, the costs of which will be borne by us, except in certain circumstances. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

In addition, pursuant to the Sanofi Agreement, Sanofi will grant to us an exclusive option, or Opt-In Right, exercisable, at our sole discretion, on a collaboration target-by-collaboration target basis that will include the right to (i) fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if we exercise our Opt-In Right, Sanofi will grant to us an exclusive option, applicable to each collaboration target, which upon exercise will allow us to conduct certain co-promotion activities in the field in the United States.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi paid to us an upfront payment of $150.0 million. In addition to the upfront payment, under the agreement we were eligible to receive certain development milestone payments of up to $1.48 billion, and commercial milestone payments of up to $700.0 million, in the aggregate. We will further be eligible to receive tiered royalties on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. We or Sanofi may terminate the agreement upon the other party's material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the agreement for convenience or for a material safety event upon advance prior written notice, and we may terminate the agreement with respect to any collaboration candidate if, following Sanofi's assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

In December 2022, Sanofi provided us with written notice of its intention to take KT-474 into Phase 2 clinical trials. In the fourth quarter of 2023, we achieved two milestones of $40.0 million and $15.0 million relating to the dosing of the first patient in the Phase 2 clinical trial for the first and second indications, respectively. In the first quarter of 2025, we achieved a development milestone related to certain preclinical activities associated with the IRAK4 program. In connection with this milestone we unconstrained $20.0 million of consideration in the first quarter of 2025. All milestone payments have been received as of December 31, 2025.

In June 2025, Sanofi communicated its decision to exercise its full participation election under the terms of the companies' collaboration agreement, and to advance KT-485/SAR447971, into clinical testing. As a result, Sanofi stopped development of KT-474. In connection with the IRAK4 program, we remain eligible to receive up to $975 million in development and commercial milestones upon the achievement of certain developmental or regulatory events and upon the achievement of certain net sales thresholds.

In September 2023, we mutually agreed to cease activities related to the undisclosed target and we are no longer eligible for the milestone and royalty payments associated with the second target.

Gilead Agreement

On June 25, 2025, we entered into an exclusive option and license agreement (the "Gilead Agreement") with Gilead Sciences, Inc. ("Gilead"), to collaborate on developing novel molecular glue degraders directed against cyclin-dependent kinase 2 ("CDK2"). Under the Gilead Agreement, the Company granted to Gilead an exclusive option, exercisable during a defined option period, to exercise an exclusive, worldwide license to develop, manufacture, and commercialize certain CDK2 degraders generated under the collaboration.

Pursuant to the Gilead Agreement, we are responsible for all discovery and preclinical research activities through the delivery of a complete data package as defined in the agreement. If, after receiving the complete data package, Gilead exercises its option to license the program, Gilead will have global rights to develop, manufacture and commercialize all products resulting from the collaboration.

If Gilead does not exercise the option during the option period defined in the agreement, then the Gilead Agreement will terminate. Following option exercise, the Gilead Agreement will expire on a product-by-product and country-by-country basis upon the expiration of all royalty obligations under the agreement. Gilead may terminate the agreement for convenience upon advance written notice. Each party may also terminate the agreement for material breach, insolvency, and the agreement may be terminated for certain other customary reasons, including Gilead's right to terminate certain provisions of the agreement following a change of control of our company.

In consideration for the exclusive option and rights granted under the Gilead Agreement, we received a non-refundable upfront payment of $40.0 million. In addition, if Gilead exercises the option, we are entitled to receive an option exercise payment of $45.0 million and will be eligible to receive up to $665.0 million upon the achievement of certain development, regulatory and commercial milestones. We are also eligible to receive tiered royalties on net sales by Gilead ranging from high single-digit to mid-teen percentages, subject to customary reductions in certain circumstances

Operating expenses

Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative expenses.

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of targeted protein degradation therapeutics. These research efforts and costs include external research costs, personnel costs, supplies, license fees and facility-related expenses. We expense research and development costs as incurred. These expenses include:

- employee-related expenses, including salaries, related benefits and stock-based compensation expense, for employees engaged in research and development functions;

- costs incurred under agreements with third parties, including contract research organizations, or CROs, and other third parties that conduct clinical trials and preclinical activities on our behalf;

- contract manufacturing organizations, or CMOs, that are primarily engaged to provide drug substance and product for our preclinical research and development programs, nonclinical studies, clinical trials and other scientific development services;

- the cost of acquiring and manufacturing clinical and nonclinical trial materials, including manufacturing registration and validation batches;

- facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance;

- costs related to compliance with quality and regulatory requirements; and

- payments made under third-party licensing agreements.

Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any future product candidates.

Our future clinical development costs may vary significantly based on factors such as:

- per patient trial costs;

- the number of trials required for approval;

- the number of sites included in the trials;

- the countries in which the trials are conducted;

- the length of time required to enroll eligible patients;

- the number of patients that participate in the trials;

- the number of doses that patients receive;

- the drop-out or discontinuation rates of patients;

- potential additional safety monitoring requested by regulatory agencies;

- the duration of patient participation in the trials and follow-up;

- the cost and timing of manufacturing our product candidates;

- the phase of development of our product candidates; and

- the efficacy and safety profile of our product candidates.

The successful development and commercialization of product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

- the timing and progress of nonclinical and clinical development activities;

- the number and scope of nonclinical and clinical programs we decide to pursue;

- the ability to raise necessary additional funds;

- the progress of the development efforts of parties with whom we may enter into collaboration arrangements;

- our ability to maintain our current development programs and to establish new ones;

- our ability to establish new licensing or collaboration arrangements;

- the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

- the receipt and related terms of regulatory approvals from applicable regulatory authorities;

- the availability of drug substance and drug product for use in production of our product candidates;

- our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if any of our product candidates are approved;

- our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

- our ability to protect our rights in our intellectual property portfolio;

- our ability to obtain and maintain third-party insurance coverage and adequate reimbursement;

- the acceptance of our product candidates, if approved, by patients, the medical community and third-party payors;

- the impact of competition with other products;

- the impact of any business interruptions to our operations, including the timing and enrollment of patients in our planned clinical trials, or to those of our manufacturers, suppliers, or other vendors resulting from a future pandemic or similar public health crisis; and

- our ability to maintain a continued acceptable safety profile for our therapies following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, legal, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters, professional fees for accounting, auditing, tax and administrative consulting services, insurance costs, facilities costs, administrative travel expenses, marketing expenses and other operating costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support development of our product candidates and our continued research activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as legal, investor and public relations expenses associated with being a public company.

Other Income (Expense)

Interest and other income and expense, net

Interest and other income and expense consists of interest earned on our invested cash balances and interest expense related to our financing leases.

Results of Operations

Comparison of years ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change	
	2025	**2024**		
		(in thousands)		
Collaboration Revenue	$ 39,211	$ 47,072	$	(7,861)
Operating expenses:				
Research and development	316,568	240,248		76,320
General and administrative	68,187	63,534		4,653
Impairment of long-lived assets	3,855	4,925		(1,070)
Total operating expenses	388,610	308,707		79,903
Loss from operations	(349,399)	(261,635)		(87,764)
Other income, net	38,048	37,777		271
Net loss	$ (311,351)	$ (223,858)	$	(87,493)

Collaboration revenue

We recognize revenue under each of our collaboration agreements based on our pattern of performance related to the respective identified performance obligations, which is the period over which we will perform research services under each of the respective agreements.

Collaboration revenues were $39.2 million for the year ended December 31, 2025, of which $33.6 million and $5.6 million were attributable to our collaboration agreements with Sanofi and Gilead, respectively. Collaboration revenues were $47.1 million for the year ended December 31, 2024, the entirety of which was attributable to our collaboration agreement with Sanofi. The decrease in revenue is primarily attributable to the satisfaction of the performance obligation under the Sanofi agreement in the second quarter of 2025, offset by revenue related to the Gilead agreement.

Research and development expenses

The following table summarizes our research and development expenses for each period presented (program expenses are not separately included in the table below prior to the year they are disclosed):

	Year ended December 31,		Change	
	2025	**2024**		
		(in thousands)		
External research and development costs:				
STAT6	$ 86,615	$ 39,805	$	46,810
Other	92,165	84,981		7,184
Research and development compensation and related personnel expense	90,346	75,975		14,371
Research and development overhead and administrative costs	47,442	39,487		7,955
Total research and development expenses	$ 316,568	$ 240,248	$	76,320

Research and development expenses were $316.6 million for the year ended December 31, 2025, compared to $240.2 million for the year ended December 31, 2024. The increase of $76.3 million was primarily due to an increase of $46.8 million in costs related to our STAT6 program, and increases of $14.4 million and $8.0 million, respectively, in personnel and stock-based compensation, and occupancy and overhead costs due to increases in employee headcount.

General and administrative expenses

General and administrative expenses were $68.2 million for the year ended December 31, 2025, compared to $63.5 million for the year ended December 31, 2024. The $4.7 million increase was primarily due to a $3.7 million increase in employee compensation and occupancy costs, inclusive of stock-based compensation due to increases in employee headcount, and a $1.0 million increase in legal and professional services expenses to support our operations as a public company.

Impairment of long-lived assets

Impairment of long-lived assets was $3.9 million for the year ended December 31, 2025, compared to $4.9 million for year ended December 31, 2024. The decrease of $1.0 million was a result of the relative carrying values of the underlying asset that was impaired relative to the expected future cash flows.

Other Income, Net

Other income, net was $38.0 million for the year ended December 31, 2025, compared to $37.8 million for the year ended December 31, 2024. The $0.2 million increase was primarily due to the increase in our investments balance as a result of 2025 financing activities offset by a decrease in prevailing interest rates in the respective periods.

Results of Operations

Comparison of years ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change	
	2024	2023		
		(in thousands)		
Collaboration Revenue	$ 47,072	$ 78,592	$	(31,520)
Operating expenses:				
Research and development	240,248	189,081		51,167
General and administrative	63,534	55,041		8,493
Impairment of long-lived assets	4,925	—		4,925
Total operating expenses	308,707	244,122		64,585
Loss from operations	(261,635)	(165,530)		(96,105)
Other income, net	37,777	18,568		19,209
Net loss	$ (223,858)	$ (146,962)	$	(76,896)

Collaboration revenue

We recognize revenue under each of our collaboration agreements based on our pattern of performance related to the respective identified performance obligations, which is the period over which we will perform research services under each of the respective agreements.

Collaboration revenues were $47.1 million for the year ended December 31, 2024, the entirety of which was attributable to our collaboration agreement with Sanofi. Collaboration revenues were $78.6 million for the year ended December 31, 2023, of which $8.4 million and $70.2 million were attributable to our collaboration agreements with Vertex and Sanofi, respectively. The decrease in revenue is primarily attributable to the achievement of $55 million in milestones under the Sanofi agreement in the fourth quarter of 2023 and the associated cumulative catch-up of revenue at that time.

Research and development expenses

The following table summarizes our research and development expenses for each period presented (program expenses are not separately included in the table below prior to the year they are disclosed):

	Year ended December 31,		Change	
	2024	**2023**		
		(in thousands)		
External research and development costs:				
STAT6	$ 39,805	$ —	$	39,805
Other	84,981	94,700		(9,719)
Research and development compensation and related personnel expense	75,975	65,039		10,936
Research and development overhead and administrative costs	39,487	29,342		10,145
Total research and development expenses	$ 240,248	$ 189,081	$	51,167

Research and development expenses were $240.2 million for the year ended December 31, 2024, compared to $189.1 million for the year ended December 31, 2023. The increase of $51.2 million was primarily due to an increase of $30.1 million in costs related to our clinical and preclinical programs, and increases of $10.9 million and $10.1 million respectively in personnel and stock-based compensation costs, and occupancy and overhead costs due to increases in employee headcount.

General and administrative expenses

General and administrative expenses were $63.5 million for the year ended December 31, 2024, compared to $55.0 million for the year ended December 31, 2023. The $8.5 million increase was primarily due to a $7.0 million increase in personnel, stock-based compensation and occupancy costs due to increases in employee headcount, and a $1.5 million increase in legal and professional services expenses to support our operations as a public company.

Impairment of long-lived assets

Impairment of long-lived assets was $4.9 million for the year ended December 31, 2024, compared to $0 for year ended December 31, 2023. The increase of $4.9 million was as a result of the occupancy of the 2021 Lease facility in February of 2024 and the corresponding exit of the 2019 Lease facility, resulting in an impairment charge of $4.9 million in the year ended December 31, 2024.

Other Income, Net

Other income, net was $37.8 million for the year ended December 31, 2024, compared to $18.6 million for the year ended December 31, 2023. The $19.2 million increase was primarily due to the increase in our investments balance as a result of 2024 financing activities as well as prevailing interest rates in the respective periods.

Liquidity and capital resources

We have not yet generated any revenue from any product sales, and we have incurred significant operating losses since our inception. We have not yet commercialized any products and we do not expect to generate revenue from sales of products for several years, if at all. To date, we have received gross proceeds of $2.75 billion from sales of our convertible preferred stock, the sale of common stock including our August 2020 initial public offering, or IPO, and concurrent private placement, our follow-on offerings and private placement offering, our prior sales agreement with Cowen, and through our corporate collaborations. As of December 31, 2025, we had cash and cash equivalents and marketable securities of $1,619.4 million.

In October 2021, we entered into a sales agreement, or Cowen Sales Agreement, with Cowen, pursuant to which we were able to offer and sell shares of our common stock having aggregate gross proceeds of up to $250.0 million from time to time in "at-the-market" offerings through Cowen, as our sales agent. We agreed to pay Cowen a commission of up to 3.0% of the gross proceeds of any shares sold by Cowen under the Sales Agreement. Through October 30, 2024, we sold 1,519,453 shares of common stock under the Sales Agreement resulting in gross proceeds of approximately $50 million. On October 30, 2024, Cowen acknowledged and accepted our prior written notice to terminate the Cowen Sales Agreement, which termination was effective on October 30, 2024. As a result of such termination, we will not offer or sell any additional shares of common stock under the Cowen Sales Agreement.

On October 31, 2024, we entered into an Open Market Sale Agreement[SM], or Jefferies Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may offer and sell shares of our common stock having aggregate gross proceeds of up to $300.0 million from time to time in "at-the-market" offerings through Jefferies, as our sales agent. We agreed to pay Jefferies a commission of up to 3.0% of the gross proceeds of any shares sold by Jefferies under the Jefferies Sales Agreement. As of December 31, 2025, we have not sold any shares of common stock under the Jefferies Sales Agreement.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cash used in operating activities	$ (232,891)	$ (194,501)	$ (102,826)
Cash provided by (used in) investing activities	(521,061)	(404,077)	139,886
Cash provided by financing activities	990,713	608,851	4,192
Net increase in cash, cash equivalents and restricted cash	$ 236,761	$ 10,273	$ 41,252

Cash Flow used in Operating Activities

During the year ended December 31, 2025, operating activities used $232.9 million of cash, primarily resulting from our net loss of $311.4 million during the period. These were partially offset by a $15.3 million net decrease in other operating assets and liabilities primarily driven by changes in deferred revenue, accounts payable, accrued expenses, operating lease liabilities as well as adjustments for non-cash items of $63.2 million (primarily consisting of stock-based compensation, lease impairment charge, depreciation & amortization and premiums & discounts on available-sale-securities).

During the year ended December 31, 2024, operating activities used $194.5 million of cash, primarily resulting from our net loss of $223.9 million during the period and a $41.1 million decrease in deferred revenue under our collaboration agreements. These were partially offset by a $17.2 million net decrease in other operating assets and liabilities primarily driven by changes in accounts receivable, accounts payable, accrued expenses, operating lease liabilities as well as adjustments for non-cash items of $53.3 million (primarily consisting of stock-based compensation, lease impairment charge, depreciation & amortization and premiums & discounts on available-sale-securities).

During the year ended December 31, 2023, operating activities used $102.8 million of cash, primarily resulting from our net loss of $147.0 million during the period and a $8.6 million decrease in deferred revenue under our collaboration agreements. These were offset by a $11.2 million net decrease in other operating assets and liabilities primarily driven by changes in accounts receivable, accounts payable, accrued expenses, operating lease liabilities as well as adjustments for non-cash items of $41.5 million (primarily consisting of stock-based compensation, depreciation & amortization and premiums & discounts on available-sale-securities).

Cash Flow provided by (used in) Investing Activities

During the year ended December 31, 2025, cash used in investing activities was $521.1 million comprised of purchases of marketable securities of $1,007.6 million and purchases of property and equipment of $1.5 million partially offset by maturities of marketable securities of $488.0 million.

During the year ended December 31, 2024, cash used in investing activities was $404.1 million comprised of purchases of marketable securities of $901.2 million and purchases of property and equipment of $12.8 million partially offset by maturities of marketable securities of $509.9 million.

During the year ended December 31, 2023, cash provided by investing activities was $139.9 million comprised of maturities of marketable securities of $363.5 million partially offset by purchases of marketable securities of $189.2 million and purchases of property and equipment of $34.4 million.

Cash Flow from Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities was $990.7 million, consisting of $928.9 million in proceeds from issuance of common stock and accompanying pre-funded warrants, net of offering costs, $61.6 million in proceeds from the exercise of employee stock options, $1.7 million from proceeds from the employee stock purchase plan, partially offset by finance lease payments of $1.5 million.

During the year ended December 31, 2024, net cash provided by financing activities was $608.9 million, consisting of $547.9 million in proceeds from issuance of common stock and accompanying pre-funded warrants, net of offering costs, $48.7 million in proceeds from the issuance of common stock through the Cowen Sales Agreement, net of issuance costs, $11.8 million in proceeds from the exercise of employee stock options, $2.0 million from proceeds from the employee stock purchase plan, partially offset by finance lease payments of $1.6 million.

During the year ended December 31, 2023, net cash provided by financing activities was $4.2 million, primarily consisting of $2.9 million in proceeds from the exercise of employee stock options, $1.4 million in proceeds from the issuance of shares under our employee stock purchase partially offset by finance lease payments of $0.1 million.

Future funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the later-stage clinical development of our product candidates. In addition, we expect to incur additional costs associated with operating as a public company.

Because of the numerous risks and uncertainties associated with the development of our product candidates and programs and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. The timing and amount of our operating expenditures will depend largely on:

- the initiation, progress, timing, costs and results of nonclinical studies and clinical trials for our product candidates or any future product candidates we may develop;

- our ability to maintain our relationships with key collaborators;

- the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable foreign regulatory authorities, including the potential for such authorities to require that we perform more nonclinical studies or clinical trials than those that we currently expect or change their requirements on studies that had previously been agreed to;

- the cost to establish, maintain, expand, enforce and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing any patents or other intellectual property rights;

- the effect of competing technological and market developments;

- the costs of continuing to grow our business, including hiring key personnel and maintaining or acquiring operating space;

- the degree of market acceptance of any approved product candidates, including product pricing, as well as product coverage and the adequacy of reimbursement by third-party payors;

- the cost of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

- the cost and timing of selecting, auditing and potentially validating a manufacturing site for commercial-scale manufacturing;

- the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval and that we determine to commercialize; and

- our need to implement additional internal systems and infrastructure, including financial and reporting systems.

We believe the existing cash, cash equivalents and marketable securities of $1,619.4 million as of December 31, 2025, will be sufficient to fund our operations into 2029. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We expect that we will require additional funding to continue the clinical development of our clinical programs, commercialize our product candidates if we receive regulatory approval, and pursue in-licenses or acquisitions of other product candidates. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize our product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Market volatility resulting from macroeconomic factors could also adversely impact our ability to access capital as and when needed. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

As of December 31, 2025, we had outstanding pre-funded warrants to purchase 15,815,253 shares of common stock, each with an exercise price of $0.0001 per share. These warrants can be exercised at any time at the discretion of the holders, subject to certain ownership limitations. While the potential exercise of these pre-funded warrants would result in the issuance of additional shares, thus increasing the total shares outstanding, their nominal exercise price means they are already considered outstanding for purposes of calculating our weighted average common stock outstanding and earnings per share. Due to the minimal exercise price, we do not anticipate significant additional cash proceeds upon exercise and consequently does not expect the exercise of these warrants to materially affect its liquidity, capital resources, or overall financial condition.

Contractual Obligations and Other Commitments

We have entered into arrangements that contractually obligate us to make payments that will affect our liquidity and cash flows in future periods. Such arrangements primarily include those related to our lease commitments.

Lease Commitments

Our lease commitments reflect payments due for our two lease agreements for laboratory and office space in Watertown, Massachusetts that expire in March of 2030 and 2035, respectively. As of December 31, 2025, our contractual commitments for our leases were $112.8 million, which will be paid over the term of such leases. For additional information on our leases and timing of future payments, please read Note 7, Leases, to the consolidated financial statements included in this Annual Report on Form 10-K.

Other Obligations

We enter into contracts in the normal course of business with various third parties for clinical trials, preclinical research studies, and testing, manufacturing, and other services and products for operating purposes. These contracts provide for termination upon notice. Payments due upon cancellation generally consist only of payments for services provided or expenses incurred, including non-cancellable obligations of our service providers, up to the date of cancellation. These payments have not been included separately within these contractual and other obligations disclosures.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the contract(s) with the customer, (ii) identification of the promised goods or services in the contract and determination of whether the promised goods or services are performance obligations, (iii) measurement of the transaction price, (iv) allocation of the transaction price to the performance obligations, and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

When optional goods or services are offered, we assess the options to determine whether the options grant the customer a material right. This determination includes whether the option is priced at an amount that the customer would not have received without entering into the contract. If we conclude the option conveys a material right, it is accounted for as a separate performance obligation. In identifying performance obligations in a contract, we identify those promises that are distinct. Promised goods or services are considered distinct when the customer can benefit from the goods or services on their own, or together with readily available resources, and the goods or services are separately identifiable from other promises in the contract. If a promise is not distinct, it is combined with other promises in the contract until the combined group of promises is capable of being distinct.

We estimate the transaction price based on the amount of consideration we expect to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, we evaluate the amount of the potential payments and the likelihood that the payments will be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price. For contracts that include sales-based royalties for licensed compounds, we recognize revenue at the date when the related sales occur. Finally, we determine whether the contract contains a significant financing component by analyzing the promised consideration relative to the standalone selling price of the promised goods and services and the timing of payment relative to the transfer of the promised goods and services. At each reporting date, we reassess the transaction price and probability of achievement of the performance obligations and the associated constraints on transaction price. If necessary, we adjust the transaction price, recording a cumulative catch-up based on progress for the amount that was previously constrained.

Revenue is recognized when (or as) control of a performance obligation is transferred to the customer. When combined performance obligations contain a promised license and related services or other promises, management judgment is required to determine the appropriate timing of revenue recognition. In doing so, we must identify the predominant promise or promises in the contract to determine whether revenue is recognized at a point in time or over time. If over time, we must determine the appropriate measure of progress. If a license is deemed to be the predominant promise in a performance obligation, we must determine the nature of the license, whether functional or symbolic intellectual property, to conclude whether point-in-time or over-time revenue recognition is most appropriate. The determination of functional or symbolic intellectual property requires an assessment of whether the customer is able to exploit and benefit from the license in its current condition, or if the utility of the license is dependent on or influenced by our ongoing activities or being associated with us.

At each reporting date, we calculate the measure of progress for the performance obligations transferred over time. The calculation generally uses an input measure based on costs incurred to-date relative to estimated total costs to complete the transfer of the performance obligation. The measurement of progress is then used to calculate the total revenue earned, including any cumulative catch-up adjustment.

Research and Development Contract Costs and Accruals

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

- vendors, including research laboratories, in connection with preclinical development activities;

- CROs and investigative sites in connection with our clinical trials and preclinical studies; and

- CMOs in connection with drug substance and drug product formulation of preclinical studies.

We base the expense recorded related to external research and development on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Equity-Based Compensation Expense

We measure equity-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The equity-based payments include grants of stock options and restricted stock units. The measurement date for equity awards is the date of grant, and equity-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information is available. We select companies with comparable characteristics to us with historical share price information that approximates the expected term of the equity-based awards. We compute the historical volatility data using the daily closing prices for the selected companies' shares during the equivalent period that approximates the calculated expected term of our stock options. We will continue to apply this method until a sufficient amount of historical information regarding the volatility of our stock price becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. We use the simplified method, under which the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term. We utilize this method due to lack of historical exercise data. The expected dividend yield is assumed to be zero as we have no current plans to pay any dividends on common stock.

We have performance conditions included in certain of our restricted stock units and stock options that are based upon the achievement of pre-specified clinical development milestones. As the outcome of each event has inherent risk and uncertainties, and a positive outcome may not be known until the event is achieved, we begin to recognize the grant-date fair value of the performance-based restricted stock awards when we determine the achievement of each performance condition is deemed probable, a determination which requires significant judgment by management. On the date the performance condition is deemed probable, we record a cumulative expense catch-up, with remaining expense amortized over the remaining service period. We reassess the probability of achievement at each reporting period and adjust cumulative expense as necessary.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments, including cash equivalents, are in the form of money market funds and marketable securities and are invested in U.S. treasury or government obligations and corporate securities. However, because of the short-term nature of the duration of our portfolio and the low-risk profile of our investments, we believe an immediate 10% change in market interest rates would not be expected to have a material impact on the fair market value of our investments portfolio or on our financial condition or results of operations.

We are also exposed to market risk related to changes in foreign currency exchange rates. We contract with vendors that are located in Asia and Europe and certain invoices are denominated in foreign currencies. We are subject to fluctuations in foreign currency rates in connection with these arrangements. We do not currently hedge our foreign currency exchange rate risk. As of December 31, 2025, we had no significant liabilities denominated in foreign currencies.

Inflation generally affects us by increasing our cost of labor, third party vendors, and clinical trial costs. The global macroeconomic environment has experienced, and continues to experience, extraordinary challenges. These macroeconomic factors have contributed, and we expect will continue to contribute, to increased costs, among other concerns. We cannot predict how long these inflationary pressures will continue, or how they may change over time, but we expect to see continued impacts on the global economy, our industry and our company. If inflationary pressures continue to persist, they may continue to have an adverse impact on our consolidated financial position, results of operations and/or cash flows. As a result of the inflationary environment, however, interest rates have increased, which has resulted in higher interest income rates than were previously realized.

The U.S. government has imposed tariffs on certain foreign goods from a variety of countries and regions that it perceives as engaging in unfair trade practices. Tariffs on certain foreign origin goods continue to put pressure on input costs. If we become unable to recover a substantial portion of any increased tariff related costs from our customers, suppliers, collaborators or other third parties, the imposition of the new or increased international tariffs could materially and adversely affect our business, financial condition and results of operations. We will continue to monitor international trade policy and will make adjustments where possible to mitigate the impact on our costs.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Kymera Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kymera Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Collaborations - Gilead Arrangement
Description of the Matter	As discussed in Note 5 to the consolidated financial statements for the Gilead Agreement, the Company recognizes revenue associated with each performance obligation as the research and development services are provided using an input method, according to costs incurred related to the research and development activities for each individual program and the costs expected to be incurred in the future to satisfy that individual performance obligation. The amounts received that have not yet been recognized as revenue are deferred as a contract liability on the Company's consolidated balance sheet. For the year ended December 31, 2025, the Company has recognized $5.6 million in Gilead Agreement collaboration revenue.
	Auditing the Company's accounting for revenues from this collaboration arrangement was complex and required significant judgments primarily in evaluating estimates of the total expected costs under the input method for revenue recognized over time. Auditing the progress toward completion of this collaboration arrangement was especially challenging because it involves subjective management assumptions used in estimating the remaining research and development costs necessary to satisfy the performance obligation. The calculation of the total remaining estimated research and development cost includes forecasted costs associated with internal employee efforts, materials costs, and third-party contract costs. The recognition of revenue pursuant to this collaboration arrangement is subject to these judgments made and estimates developed by management and is sensitive to changes in these assumptions.
How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of internal controls over the Company's process for developing the estimate, including controls to assess the completeness and accuracy of the data that supports management's estimates.
	To test the Company's Gilead collaboration revenue, we performed audit procedures that included, among others, reading the collaboration arrangement and testing the accuracy and completeness of the underlying data used in evaluating the estimates and significant judgments described above. To assess the reasonableness of the Company's significant estimates and judgments, we compared cost estimates to costs previously incurred for similar activities, evaluated the remaining estimated level of effort required to complete the services, and inspected evidence of actual costs incurred. We also discussed the basis for key assumptions with the Company's research and development personnel, who oversee the completion of this collaboration arrangement.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.
Boston, Massachusetts
February 26, 2026

KYMERA THERAPEUTICS, INC.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

		December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	357,011	$	120,256
Marketable securities (Note 4)		491,265		368,488
Prepaid expenses and other current assets		22,938		21,524
Total current assets	$	871,214	$	510,268
Marketable securities, non-current (Note 4)		771,158		362,159
Property and equipment, net (Note 6)		43,175		50,457
Right-of-use assets, operating leases		42,351		47,407
Other non-current assets		9,114		1,950
Restricted cash		5,800		5,794
Total assets	$	1,742,812	$	978,035
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	4,015	$	5,989
Accrued expenses (Note 8)		42,274		34,867
Deferred revenue		22,925		13,576
Operating lease liabilities		11,941		11,594
Finance lease liabilities		1,815		1,518
Other current liabilities		242		223
Total current liabilities	$	83,212	$	67,767
Non-current liabilities				
Deferred revenue, net of current portion		11,440		—
Operating lease liabilities, net of current portion		67,034		72,423
Finance lease liabilities, net of current portion		1,462		2,226
Total liabilities	$	163,148	$	142,416
Commitments and contingencies (Note 9)				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2025 and 2024; 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Common stock, $0.0001 par value; 150,000,000 shares authorized at December 31, 2025 and 2024, 81,323,532 and 64,890,193 shares issued and outstanding at December 31, 2025 and 2024, respectively		8		7
Additional paid-in capital		2,643,817		1,591,707
Accumulated deficit		(1,065,961)		(754,610)
Accumulated other comprehensive income (loss)		1,800		(1,485)
Total stockholders' equity		1,579,664		835,619
Total liabilities and stockholders' equity	$	1,742,812	$	978,035

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

		Year ended December 31,				
		2025		**2024**		**2023**
Statement of Operations:						
Collaboration revenue	$	39,211	$	47,072	$	78,592
Operating expenses:						
Research and development		316,568		240,248		189,081
General and administrative		68,187		63,534		55,041
Impairment of long-lived assets		3,855		4,925		—
Total operating expenses		388,610		308,707		244,122
Loss from operations		(349,399)		(261,635)		(165,530)
Other income (expense):						
Interest and other income		38,418		38,026		18,764
Interest and other expense		(370)		(249)		(196)
Total other income		38,048		37,777		18,568
Net loss	$	(311,351)	$	(223,858)	$	(146,962)
Other comprehensive loss:						
Unrealized gain (loss) on marketable securities		3,285		(933)		4,397
Total comprehensive loss	$	(308,066)	$	(224,791)	$	(142,565)
Reconciliation of net loss to net loss attributable to common stockholders:						
Net Loss	$	(311,351)	$	(223,858)	$	(146,962)
Net loss attributable to common stockholders	$	(311,351)	$	(223,858)	$	(146,962)
Net loss per share attributable to common stockholders, basic and diluted	$	(3.69)	$	(2.98)	$	(2.52)
Weighted average common stocks outstanding, basic and diluted		84,490,585		75,043,991		58,365,499

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31 2025, 2024 and 2023
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain/(Loss)	Total Stockholders' Equity
	Shares	Value				
Balance at December 31, 2022	55,039,380	$ 6	$ 878,884	$ (383,790)	$ (4,949)	$ 490,151
Exercise of Stock Options	441,759	—	2,860	—	—	2,860
Vesting Restricted Stock	39,511	—	—	—	—	—
Issuance of shares under ESPP	64,655	—	1,407	—	—	1,407
Stock-based compensation expense	—	—	43,118	—	—	43,118
Unrealized gain on marketable securities	—	—	—	—	4,397	4,397
Net Loss	—	—	—	(146,962)	—	(146,962)
Balance at December 31, 2023	55,585,305	$ 6	$ 926,269	$ (530,752)	$ (552)	$ 394,971
Issuance of common stock and accompanying pre-funded warrants from January 2024 public offering, net of issuance costs of $14,877	3,884,158	—	301,373	—	—	301,373
Issuance of common stock through At-The Market Sales Agreement, net of issuance costs of $1,249	1,519,453	—	48,740	—	—	48,740
Issuance of common stock and accompanying pre-funded warrants from August 2024 public offering, net of issuance costs of $12,237	2,830,533	1	246,505	—	—	246,506
Exercise of Stock Options	799,117	—	11,790	—	—	11,790
Vesting Restricted Stock	174,463	—	—	—	—	—
Issuance of shares under ESPP	97,164	—	2,018	—	—	2,018
Stock-based compensation expense	—	—	55,012	—	—	55,012
Unrealized loss on marketable securities	—	—	—	—	(933)	(933)
Net Loss	—	—	—	(223,858)	—	(223,858)
Balance at December 31, 2024	64,890,193	7	1,591,707	(754,610)	(1,485)	835,619
Issuance of common stock and accompanying pre-funded warrants from June 2025 public offering, net of issuance costs of $15.7 million	5,899,500	-	272,671	-	-	272,671
Issuance of common stock from December 2025 public offering, net of issuance costs of $36.2 million	8,050,000	1	656,229	-	-	656,230
Exercise of Stock Options	2,140,098	-	61,621	-	-	61,621
Vesting Restricted Stock	284,026	-	-	-	-	-
Issuance of shares under ESPP	59,715	-	1,685	-	-	1,685
Stock-based compensation expense	-	-	59,904	-	-	59,904
Unrealized loss on marketable securities	-	-	-	-	3,285	3,285
Net Loss	-	-	-	(311,351)	-	(311,351)
Balance at December 31, 2025	81,323,532	$ 8	$ 2,643,817	$ (1,065,961)	$ 1,800	$ 1,579,664

The accompanying notes are an integral part of these consolidated financial statements.

KYMERA THERAPEUTICS, INC.
Consolidated Statements of Cash Flows
(In thousands)

		Year Ended December 31,	
	2025	2024	2023
Operating activities			
Net loss	$ (311,351)	$ (223,858)	$ (146,962)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation expense	59,904	55,012	43,118
Impairment of long-lived assets	3,856	4,925	—
Depreciation and amortization	8,313	7,373	3,565
Premiums and discounts on available for sale marketable securities	(8,879)	(13,983)	(5,229)
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	(2,361)	(8,903)	(1,961)
Accounts receivable	—	15,000	(15,000)
Contract asset	947	2,815	(1,226)
Accounts payable	(1,974)	(307)	2,038
Accrued expenses and other current liabilities	7,387	4,180	3,180
Deferred revenue	20,789	(41,075)	(8,609)
Operating lease right-of-use assets	2,666	2,541	4,797
Operating lease liabilities	(5,042)	1,921	18,582
Other non-current assets	(7,164)	168	909
Other non-current liabilities	18	(310)	(28)
Net cash used in operating activities	$ (232,891)	$ (194,501)	$ (102,826)
Investing activities			
Purchase of property and equipment, net	(1,449)	(12,838)	(34,480)
Purchase of marketable securities	(1,007,628)	(901,226)	(189,151)
Maturities of marketable securities	488,016	509,987	363,517
Net cash (used in) provided by investing activities	$ (521,061)	$ (404,077)	$ 139,886
Financing activities			
Issuance of common stock and accompanying pre-funded warrants from January 2024 public offering, net of issuance costs of $14.9 million	—	301,373	—
Proceeds from issuance of common stock through At-The Market Sales Agreement, net of issuance costs of $1.2 million	—	48,740	—
Issuance of common stock and accompanying pre-funded warrants from August 2024 public offering, net of issuance costs of $12.2 million	—	246,506	—
Issuance of common stock and accompanying pre-funded warrants from June 2025 public offering, net of issuance costs of $15.7 million	272,671	—	—
Issuance of common stock from December 2025 public offering, net of issuance costs of $36.2 million	656,230	—	—
Proceeds from stock option exercises	61,621	11,790	2,860
Proceeds from employee stock purchase plan	1,685	2,018	1,408
Payments on financing leases	(1,494)	(1,576)	(76)
Net cash provided by financing activities	$ 990,713	$ 608,851	$ 4,192
Net increase in cash, cash equivalents and restricted cash	236,761	10,273	41,252
Cash, cash equivalents and restricted cash at beginning of period	126,050	115,777	74,525
Cash, cash equivalents and restricted cash at end of period	$ 362,811	$ 126,050	$ 115,777
Supplemental disclosure of cash flow activities			
Right-of-use assets obtained in exchange for new operating lease liabilities	$ —	$ —	$ 48,833
Cash paid for interest	$ 312	$ 206	$ 162
Supplemental disclosure of noncash investing and financing activities			
Purchases of property and equipment through finance and lease liabilities	$ 1,028	$ 2,742	$ —
Property and equipment purchases included in accounts payable and accrued expenses	$ 80	$ 60	$ 4,016

The accompanying notes are an integral part of these consolidated financial statements.

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of each of the periods shown above:

	December 31,					
	2025		**2024**		**2023**	
Cash and cash equivalents	$	357,011	$	120,256	$	109,966
Restricted cash		5,800		5,794		5,811
Total cash, cash equivalents, and restricted cash	$	362,811	$	126,050	$	115,777

Note 1. Description of Business and Summary of Significant Accounting Policies

Kymera Therapeutics, Inc., together with its subsidiary Kymera Securities Corporation, is referred to on a consolidated basis as the "Company". The Company is a biopharmaceutical company focused on discovering and developing small molecule therapeutics that selectively degrade disease-causing proteins by harnessing the body's own natural cellular process, a method known as targeted protein degradation. The Company has devoted its efforts principally to research and development since formation. The Company has not yet completed product development, filed for or obtained regulatory approvals for any products, nor verified the market acceptance and demand for such products. As a result, the Company is subject to a number of risks common to emerging companies in the biotech industry. Principal among these risks are the uncertainties of the product discovery and development process, dependence on key individuals, development of the same or similar technological innovations by the Company's competitors, protection of proprietary technology, compliance with government regulations and approval requirements, the Company's ability to access capital and uncertainty of market acceptance of products.

The Company has historical net losses and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $1,066.0 million as of December 31, 2025. The Company has funded these losses principally through the issuance and sale of its convertible preferred stock to outside investors and collaborators in private equity financings, its initial public offering, or IPO, follow-on offerings, Private Investment in Public Equity, or PIPE offering and at-the market sales program as well as from cash proceeds received in connection with the Company's corporate collaboration agreements (see Note 5). The Company expects to continue to incur operating losses and negative operating cash flows until such time as it generates a level of revenue that is sufficient to support its cost structure.

As of December 31, 2025, the Company had cash, cash equivalents and marketable securities of $1,619.4 million. The Company believes these cash, cash equivalents and marketable securities will be sufficient to fund its operations and capital expenditure requirements through at least twelve months from the issuance of these consolidated financial statements.

The Company expects to finance the future research and development costs of its product portfolio with its existing cash, cash equivalents and marketable securities, or through strategic financing opportunities that could include, but are not limited to future offerings of its equity, collaboration agreements, or the incurrence of debt. However, there is no guarantee that any of these strategic or financing opportunities will be executed or realized on favorable terms, if at all, and some could be dilutive to existing stockholders. If the Company fails to obtain additional future capital, it may be unable to complete its planned preclinical studies and clinical trials.

2024 Follow-on Public Offerings

On January 9, 2024, the Company completed a follow-on offering of its common stock and, in lieu of common stock to certain investors, pre-funded warrants to purchase shares of its common stock. The Company issued and sold 3,884,158 shares of common stock, including full exercise of the underwriters' over-allotment option to purchase an additional 1,633,663 shares, at a public offering price of $25.25 per share. Additionally, in lieu of common stock to certain investors, the Company issued and sold pre-funded warrants to purchase 8,640,594 shares of its common stock at a public offering price of $25.2499 per pre-funded warrant, which represents the per share public offering price of each share of common stock less the $0.0001 per share exercise price for each pre-funded warrant. The aggregate gross proceeds before deducting underwriting discounts and commissions, and other estimated offering expenses payable by the Company were approximately $316.2 million.

On August 21, 2024, the Company completed a follow-on offering of its common stock and, in lieu of common stock to certain investors, pre-funded warrants to purchase shares of its common stock. The Company issued and sold 2,830,533 shares of common stock, including full exercise of the underwriters' over-allotment option to purchase an additional 828,220 shares, at a public offering price of $40.75 per share. Additionally, in lieu of common stock to certain investors, the Company issued and sold pre-funded warrants to purchase 3,519,159 shares of its common stock at a public offering price of $40.7499 per pre-funded warrant, which represents the per share public offering price of each share of common stock less the $0.0001 per share exercise price for each pre-funded warrant. The aggregate gross proceeds before deducting underwriting discounts and commissions, and other estimated offering expenses payable by the Company were approximately $258.7 million.

2025 Follow-on Public Offerings

On June 30, 2025, the Company issued and sold 5,044,500 shares of common stock at a public offering price of $44.00 per share. Additionally, in lieu of common stock to a certain investor, the Company issued and sold pre-funded warrants to purchase 655,500 shares of common stock at a public offering price of $43.9999 per pre-funded warrant, which represents the public offering price per share of common stock less the $0.0001 per share exercise price of each pre-funded warrant. The aggregate gross proceeds from this initial closing, before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, were approximately $250.8 million. In July 2025, the Company completed the follow-on offering through the closing of the underwriters' full exercise of their option to purchase an additional 855,000 shares of common stock. As a result, the total aggregate gross proceeds from this follow-on offering were approximately $288.4 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company.

On December 10, 2025, the Company completed a follow-on offering of its common stock. The Company issued and sold 8,050,000 shares of common stock, including full exercise of the underwriters' over-allotment option to purchase an additional 1,050,000 shares, at a public offering price of $86.00 per share. The aggregate gross proceeds before deducting underwriting discounts and commissions, and other estimated offering expenses payable by the Company were approximately $692.3 million.

Pre-funded warrants

In connection with certain offerings mentioned above the Company has issued pre-funded warrants to purchase common stock in lieu of common stock. As the pre-funded warrants are indexed to the Company's common stock (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the pre-funded warrants as additional paid-in capital on the Company's consolidated balance sheets. The pre-funded warrants are exercisable at any time. The holders of Pre-Funded Warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise. The holders of Pre-Funded Warrants may increase or decrease such percentages not in excess of 19.99% by providing at least 61 days' prior notice to the Company. During the twelve months ended December 31, 2025, no pre-funded warrants were exercised. As of December 31, 2025, there were 15,815,253 pre-funded warrants outstanding.

Note 2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note, and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Kymera Securities Corporation. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification, or ASC and Accounting Standards Update, or ASU, of the Financial Accounting Standards Board, or FASB.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of expenses during the reporting period. Management's estimates and judgments are derived and continually evaluated based on available information, historical experience and various other assumptions that are believed to be reasonable under the circumstances. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. In recording transactions and balances resulting from business operations, management makes estimates based on the best information available at the time the estimate is made. Significant estimates relied upon in preparing these financial statements include revenue recognized under our collaboration agreements, accrual for research and development expenses, lease impairment, and equity-based compensation expense. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior estimates.

Segment and Geographic Information

Operating segments are defined as components of an entity about which separate discrete information is available for evaluation by the chief operating decision maker, or CODM, in deciding how to allocate resources and in assessing performance. The CODM is the Company's Chief Executive Officer. The Company views its operations as and manages its business in one operating segment, which is the business of development of innovative, highly differentiated medicines that address significant health problems and that meaningfully improve patients' lives. Segment information is further described in Note 14 to the consolidated financial statements included in this Annual Report on Form 10-K.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible into cash with original maturities of three months or less when purchased. These assets include investments in money market funds, U.S Treasury securities, U.S Government Agency securities, and corporate securities including commercial paper. The Company maintains its bank accounts at major financial institutions.

Restricted Cash

Restricted cash represents the cash held to secure letters of credit associated with the Company's facility leases.

Marketable Securities

The Company classifies marketable securities with a remaining maturity of greater than three months when purchased as available-for-sale. The Company classifies investments available to fund current operations as current assets on its balance sheets. Marketable securities with a remaining maturity date greater than one year are classified as non-current. Available-for-sale securities are maintained by investment managers and consist of U.S. Treasury securities, U.S Government Agency securities, and corporate securities, including commercial paper. Available-for-sale securities are carried at fair value with the unrealized gains and losses included in accumulated other comprehensive income (loss) as a component of stockholders' equity until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income and/or expense over the life of the instrument. Realized gains and losses are determined using the specific identification method and are included in other income (expense), net.

At each reporting date, the Company performs an evaluation of impairment to determine if any unrealized losses are the result of credit losses. Impairment is assessed at the individual security level. Factors considered in determining whether a loss resulted from a credit loss or other factors include the Company's intent and ability to hold the investment until the recovery of its amortized cost basis, the extent to which the fair value is less than the amortized cost basis, the length of time and extent to which fair value has been less than the cost basis, the financial condition of the issuer, any historical failure of the issuer to make scheduled interest or principal payments, any changes to the rating of the security by a rating agency, any adverse legal or regulatory events affecting the issuer or issuer's industry, and any significant deterioration in economic conditions.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar asset, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's cash equivalents, prepaid expenses, accounts payable, and certain accruals approximate their fair value due to their short-term nature.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Leases that are economically similar to the purchase of assets are generally classified as finance leases; otherwise the leases are classified as operating leases. The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received. The Company has elected as an accounting policy to combine lease and non- lease components, such as common area maintenance, for all classes of underlying assets. The interest rate implicit in lease contracts has not historically been readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. To estimate its incremental borrowing rate, a credit rating applicable to the Company is estimated using synthetic credit rating analysis since the Company does not currently have a rating agency-based credit rating.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Major additions and betterments are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to operations as incurred. Depreciation expense is recorded using the straight-line method over the estimated useful life of the related asset as follows:

	Estimated Useful Life (in years)
Lab equipment	5 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of life of lease or remaining lease term

Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in loss from operations.

Construction-in-progress is stated at cost, which includes direct costs attributable to the setup or construction of the related asset. Depreciation expense is not recorded on construction-in-progress until the relevant assets are completed and put into use.

Impairment of Long-Lived Assets

Long-lived assets (including right-of-use assets) to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. During the years ended December 31, 2025 and December 31, 2024, the Company recorded impairment losses related to its move into its new corporate headquarters and its subsequent effort to sublease the previous space of $3.9 million and $4.9 million, respectively. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2023.

Warrants

The Company determines the accounting classification of warrants that are issued, as either liability or equity, by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, and then in accordance with ASC 815-40, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*. Under ASC 480-10, warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or must or may require settlement by issuing variable number of shares.

If warrants do not meet liability classification under ASC 480-10, the Company assesses the requirements under ASC 815-40, which states that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification under ASC 815-40, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity under ASC 815-40 or other applicable U.S. GAAP. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded in the statements of operations as a gain or loss. Equity classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date.

Research and Development Costs

Research and development costs consist primarily of costs incurred in connection with the discovery and development of targeted protein degradation therapeutics, including those in the Company's most advanced clinical stage programs. These research efforts and costs, include external research costs, personnel costs, supplies, license fees and facility related expenses. The Company expenses research and development costs as incurred.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recoverability of the expenditure. Amounts incurred are classified as general and administrative expenses.

Financing Costs

Costs incurred in connection with the issuance of equity units and shares are recorded as a reduction of proceeds to the equity carrying value. The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process financings as deferred offering costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the proceeds received from the financing. If a planned financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. There was no deferred offering costs on the Company's consolidated balance sheet at December 31, 2025 and December 31, 2024.

Revenue Recognition

Under ASC 606, Topic 606, *Revenue from Contracts with Customers, or ASC 606*, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the contract(s) with the customer; (ii) identification of the promised goods or services in the contract and determination of whether the promised goods or services are performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

As part of the accounting for these arrangements, the Company must use significant judgment to determine: a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; b) the transaction price under step (iii) above; and c) the standalone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. The Company uses judgment to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price as described further below. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. In determining the stand-alone selling price of a license to the Company's proprietary technology or a material right provided by a customer option, the Company considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its estimated stand-alone selling prices, the Company evaluates whether changes in the key assumptions used to determine its estimated stand-alone selling prices will have a significant effect on the allocation of arrangement consideration between performance obligations.

The Company estimates the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of the potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected value method to estimate the transaction price based on which method better predicts the amount of consideration expected to be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available.

For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation in order to determine whether the combined performance obligation is satisfied over time or at a point in time. The Company receives payments from customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. Amounts are recorded as accounts receivable when the

Company's right to consideration is unconditional. Amounts recognized as revenue, but not yet received or invoiced are generally recognized as contract assets.

Exclusive Licenses—If the license granted in the arrangement is determined to be distinct from the other promises or performance obligations identified in the arrangement, which generally include research and development services, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, the Company considers relevant facts and circumstances of each arrangement, including the research and development capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promise, whether the value of the license is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition based on estimated remaining research and development costs. The calculation of the total remaining estimated research and development costs includes forecasted costs associated with internal employee efforts, materials costs, and third-party contract costs, as well as the assumed timing and duration of these activities. The recognition of revenue pursuant to collaboration arrangements is subject to these judgments made and estimates developed by management and is sensitive to changes in these assumptions. Therefore, the measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the arrangement.

Research and Development Services—The promises under the Company's collaboration and license agreements generally include research and development services to be performed by the Company on behalf of the collaboration partner. For performance obligations that include research and development services, the Company generally recognizes revenue allocated to such performance obligations based on an appropriate measure of progress. The Company utilizes judgment to determine the appropriate method of measuring progress for purposes of recognizing revenue, which is generally an input measure, such as costs incurred. The Company evaluates the measure of progress each reporting period as described under Exclusive Licenses above. Reimbursements from the partner that are the result of a collaborative relationship with the partner, instead of a customer relationship, such as co-development activities, are generally recorded as a reduction to research and development expense.

Customer Options—The Company's arrangements may provide a collaborator with the right to certain optional purchases, such as the right to license a target either at the inception of the arrangement or within a pre-defined option period. Under these agreements, fees may be due to the Company at the inception of the arrangement as an upfront fee or payment or upon the exercise of an option to acquire a license. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the inception of the arrangement. The Company allocates the transaction price to material rights based on the relative stand-alone selling price, which is determined based on the identified discount, and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised or expires.

Milestone Payments—At the inception of each arrangement that includes milestone payments based on certain events, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. If a milestone or other variable consideration relates specifically to the Company's efforts to satisfy a single performance obligation or to a specific outcome from satisfying the performance obligation, the Company generally allocates the milestone amount entirely to that performance obligation once it is probable that a significant revenue reversal would not occur.

Royalties—For arrangements that include sales-based royalties, including milestone payments based on a level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.

Collaboration revenue—The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, *Collaborative Arrangements, or* ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship and therefore within the scope of Topic 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, generally by analogy to Topic 606. For those elements of the arrangement that are accounted for pursuant to Topic 606, the Company applies the five-step model described above.

Costs associated with License and Collaborative Arrangements

Costs associated with licenses of technology acquired as part of collaborative arrangements are expensed as incurred and are generally included in research and development expense in the consolidated statements of operations.

Accounts Receivable

The Company extends credit to customers based on its evaluation of the customer's financial condition. The Company records receivables for all billings when amounts are due under standard terms. Accounts receivable are stated at amounts due net of applicable prompt pay discounts and other contractual adjustments as well as an allowance for doubtful accounts. The Company assesses the need for an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's ability to pay its obligation and the condition of the general economy and the industry as a whole. The Company will write off accounts receivable when the Company determines that they are uncollectible. In general, the Company has experienced no significant collection issues with its customers.

Stock-Based Compensation

The Company accounts for all stock-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Stock-based payments include grants of stock options and restricted stock units. The measurement date for stock awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. The Company has issued stock options and restricted stock units with performance-based vesting conditions and records the expense for these awards if the Company concludes that it is probable that the performance condition will be achieved. Stock-based compensation is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes options-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company's expected dividend yield. The fair value of the underlying common shares equals the closing price of the Company's stock on the date of grant. As the Company's IPO was in 2020, the Company lacks a sufficient period of company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of guideline companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The fair value of each restricted stock unit award is estimated on the date of grant based on the fair value of the Company's common stock on that same date.

Compensation expense for discounted purchases under the employee stock purchase plan is measured using the Black-Scholes model to compute the fair value of the lookback provision plus the purchase discount and is recognized as compensation expense over the offering period.

We have performance conditions included in certain of our restricted stock units awards and stock options that are based upon the achievement of pre-specified clinical development milestones. As the outcome of each event has inherent risk and uncertainties, and a positive outcome may not be known until the event is achieved, we begin to recognize the grant-date fair value of the performance-based restricted stock awards when we determine the achievement of each performance condition is deemed probable, a determination which requires significant judgment by management. On the date the performance condition is deemed probable, we record a cumulative expense catch-up, with remaining expense amortized over the remaining service period. We reassess the probability of achievement at each reporting period and adjust cumulative expense as necessary.

Income Taxes

The Company records income taxes in accordance with FASB Accounting Standards Codification Topic 740, *Income Taxes, or* ASC 740, which provides for deferred taxes using an asset and liability approach. Under this method, deferred income tax assets and liabilities are recognized based on future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities, and their respective income tax basis. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in income tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that a valuation allowance for any income tax benefits of which future realization is not more likely than not.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. The tax benefits recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is "more likely than not" to be realized following resolution of any uncertainty related to the tax benefit, assuming that the matter in question will be raised by the tax authorities.

Off Balance Sheet Risk and Concentration of Credit Risk

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and restricted cash. The Company's cash, cash equivalents, and restricted cash are deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash, cash equivalents and restricted cash are held. The Company maintains a portion of its cash equivalents in money market funds that invest in U.S. Treasury securities and U.S. Agency obligations. Cash equivalents are also invested in individual U.S Treasury securities, U.S Government Agency securities, and corporate securities including commercial paper. The Company's marketable securities primarily consist of corporate bonds, U.S. Agency bonds, U.S. Treasury securities, and potentially subject the Company to concentrations of credit risk. The Company has adopted an investment policy that limits the amounts the Company may invest in any one type of investment. The Company has not experienced any credit losses and does not believe it is exposed to any significant credit risk on these funds.

Comprehensive Loss

Comprehensive loss includes net loss as well as unrealized gains and losses on marketable securities and other changes in stockholders' equity that result from transactions and economic events other than those with stockholders.

Net Loss Per Share

The Company applies the two-class method to compute basic and diluted net income (loss) per share attributable to common stockholders when it has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. The Company's convertible preferred stock participates in any dividends declared by the Company and are therefore considered to be participating securities. The participating securities are not required to participate in the losses of the Company, and therefore during periods of loss there is no allocation required under the two-class method.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including the pre-funded warrants given their nominal exercise price. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) per share attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding options to purchase common stock, unvested restricted stock units, and shares of convertible preferred stock are considered potential dilutive common shares. The Company has generated a net loss in all periods presented, and therefore the basic and diluted net loss per share attributable to common stockholders are the same as the inclusion of the potentially dilutive securities would be anti-dilutive.

Recent Accounting Pronouncements

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which is intended to improve disclosures by requiring additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. The standard will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard updates may be applied on either a prospective or retrospective basis. We are currently evaluating the disclosure requirements related to this new standard.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, and became effective for us in the fourth quarter of 2025. Please refer to Note 12, Income Taxes, for additional disclosures related to this new standard.

Note 3. Fair Value Measurements

The following table presents information about the Company's financial assets measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2025 and 2024 (in thousands):

	Fair Value Measurements at December 31, 2025:			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market fund	$ 299,067	$ —	$ —	$ 299,067
Commercial Paper	—	16,616	—	16,616
Corporate bonds	—	14,355	—	14,355
Marketable securities, current				
US treasuries	157,069	—	—	157,069
US government agencies	—	126,290	—	126,290
Commercial Paper	—	7,155	—	7,155
Corporate bonds	—	200,750	—	200,750
Marketable securities, non-current				
US treasuries	160,500	—	—	160,500
US government agencies	—	164,618	—	164,618
Corporate bonds	—	446,041	—	446,041
Restricted cash	5,800	—	—	5,800
Total	$ 622,436	$ 975,825	$ —	$ 1,598,261

	Fair Value Measurements at December 31, 2024:			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market fund	$ 106,234	$ —	$ —	$ 106,234
US treasuries	1,497	—	—	1,497
US government agencies	—	9,925	—	9,925
Marketable securities, current				
US treasuries	96,442	—	—	96,442
US government agencies	—	42,068	—	42,068
Commercial Paper	—	15,851	—	15,851
Corporate bonds	—	214,127	—	214,127
Marketable securities, non-current				
US treasuries	62,022	—	—	62,022
US government agencies	—	135,749	—	135,749
Corporate bonds	—	164,388	—	164,388
Restricted cash	5,794	—	—	5,794
Total	$ 271,989	$ 582,108	$ —	$ 854,097

During the years ended December 31, 2025 and 2024, there were no transfers in or out of Level 3.

Note 4. Marketable Securities

The following table summarizes the available-for-sale debt securities held at December 31, 2025 and 2024 (in thousands):

Description	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
December 31, 2025								
US treasury securities	$	316,979	$	623	$	(34)	$	317,568
US government agencies		290,714		276		(81)		290,909
Commercial Paper		7,156		1		(2)		7,155
Corporate securities		645,772		1,285		(266)		646,791
Total	$	1,260,621	$	2,185	$	(383)	$	1,262,423

Description	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
December 31, 2024								
US treasury securities	$	158,518	$	190	$	(244)	$	158,464
US government agencies		179,030		33		(1,248)		177,815
Commercial Paper		15,847		5		-		15,852
Corporate securities		378,736		424		(644)		378,516
Total	$	732,131	$	652	$	(2,136)	$	730,647

As of December 31, 2025, the Company held 120 securities that had been in an unrealized loss position for less than 12 months with an aggregate fair value of $389.1 million. As of December 31, 2024, the Company held 121 securities that had been in an unrealized loss position for less than 12 months with an aggregate fair value of $342.1 million. As of December 31, 2025, the Company held 7 securities that had been in an unrealized loss position for greater than 12 months with an aggregate fair value of $16.3 million. As of December 31, 2024, the Company held 4 securities that had been in an unrealized loss position for greater than 12 months with an aggregate fair value of $7.6 million.

As of December 31, 2025, the Company had 141 securities with a fair value of $491.3 million with a contractual maturity of less than 12 months and 232 securities with a fair value of $771.2 million with a contractual maturity of greater than 12 months. As of December 31, 2024, the Company had 129 securities with a fair value of $368.5 million with a contractual maturity of less than 12 months and 116 securities with a fair value of $362.2 million with a contractual maturity of greater than 12 months.

The Company is required to determine whether a decline in the fair value below the amortized cost basis of available-for-sale securities is due to credit-related factors. At each reporting date, the Company performs an evaluation of impairment to determine if any unrealized losses are the result of credit losses. Impairment is assessed at the individual security level. Factors considered in determining whether a loss resulted from a credit loss or other factors include the Company's intent and ability to hold the investment until the recovery of its amortized cost basis, the extent to which the fair value is less than the amortized cost basis, the length of time and extent to which fair value has been less than the cost basis, the financial condition of the issuer, any historical failure of the issuer to make scheduled interest or principal payments, any changes to the rating of the security by a rating agency, any adverse legal or regulatory events affecting the issuer or issuer's industry, and any significant deterioration in economic conditions.

Unrealized losses on available-for-sale securities presented in the previous table have not been recognized in the consolidated statements of operations because the securities are high credit quality, investment grade securities that the Company does not intend to sell and will not be required to sell prior to their anticipated recovery, and the decline in fair value is attributable to factors other than credit losses. Based on its evaluation, the Company determined it does not have any credit losses related to its available-for-sale securities as of December 31, 2025 and 2024.

Note 5. Collaborations

Gilead Agreement

Agreement Terms

On June 25, 2025, the Company entered into an exclusive option and license agreement (the "Gilead Agreement") with Gilead Sciences, Inc. ("Gilead"), to collaborate on developing novel molecular glue degraders directed against cyclin-dependent kinase 2 ("CDK2"). Under the Gilead Agreement, the Company granted to Gilead an exclusive option, exercisable during a defined option period, to exercise an exclusive, worldwide license to develop, manufacture, and commercialize certain CDK2 degraders generated under the collaboration.

Pursuant to the Gilead Agreement, the Company is responsible for all discovery and preclinical research activities through the delivery of a complete data package as defined in the agreement. If, after receiving the complete data package, Gilead exercises its option to license the program, Gilead will have global rights to develop, manufacture and commercialize all products resulting from the collaboration.

If Gilead does not exercise the option during the option period defined in the agreement, then the Gilead Agreement will terminate. Following option exercise, the Gilead Agreement will expire on a product-by-product and country-by-country basis upon the expiration of all royalty obligations under the agreement. Gilead may terminate the agreement for convenience upon advance written notice. Each party may also terminate the agreement for material breach, insolvency, and the agreement may be terminated for certain other customary reasons, including Gilead's right to terminate certain provisions of the agreement following a change of control of the Company.

In consideration for the exclusive option and rights granted under the Gilead Agreement, the Company received a non-refundable upfront payment of $40.0 million. In addition, if Gilead exercises the option, the Company is entitled to receive an option exercise payment of $45.0 million and will be eligible to receive up to $665.0 million upon the achievement of certain development, regulatory and commercial milestones. The Company is also eligible to receive tiered royalties on net sales by Gilead ranging from high single-digit to mid-teen percentages, subject to customary reductions in certain circumstances.

Accounting Treatment

The Company evaluated the Gilead Agreement under ASC 606, Revenue from Contracts with Customers, and determined that the arrangement represents a contract with a customer. The Company identified the following material promises under the Gilead Agreement: (1) the discovery and preclinical research activities and (2) an option granting Gilead the right to acquire an exclusive license to the program.

The option to acquire an exclusive license to the program was evaluated as a material right. The Company determined that the option to acquire an exclusive license in the future was not priced at a discount, and that the option exercise fee is at or above the standalone selling price for research at this stage of development; as such, the options and the underlying licenses are excluded from the performance obligation and the option exercise fees are excluded from the transaction price until the underlying option is exercised. That is, one performance obligation was identified, the discovery and preclinical research activities.

The Company determined the total transaction price to be $40.0 million, which represents the upfront payment. The option exercise payment and all future milestone and royalty payments are excluded from the initial transaction price as they are contingent on future events and were deemed constrained due to the uncertainty of achievement and the Company's limited control over their occurrence.

The Company recognizes revenue associated with the performance obligation as the discovery and preclinical research activities are provided using an input method, according to costs incurred and the costs expected to be incurred in the future to satisfy that individual performance obligation. The transfer of control occurs over this time period and, in management's judgment, is the best measure of progress towards satisfying each performance obligation. For the year ended December 31, 2025, the Company recognized $5.6 million in revenue under the Gilead Agreement. In the years ended December 31, 2024 and December 31, 2023, the Company did not recognize any revenue under the Gilead Agreement. The aggregate amount of the transaction price allocated to the Company's unsatisfied performance obligations and recorded in deferred revenue as of December 31, 2025 and December 31, 2024 was $34.4 million and $0, respectively. This increase was the result of an increase of $40.0 million from the entering into of the agreement in the second quarter of 2025 partially offset by the revenue recognized in the year ended December 31, 2025. The remaining deferred revenue of $34.4 million will be recognized over the remainder of the estimated research period, which is expected to conclude within the next 1.3 years.

All option and milestone payments were constrained as the achievement of such milestones are contingent upon the success of the underlying research and development activities and are generally outside the control of the Company. Any amounts related to the option exercise fee or milestone payments will be included in the transaction price and recognized on a cumulative catch-up basis when the risk of revenue reversal is resolved. Royalties and commercial milestone payments, if any, will be recognized at the later of when the related sales occur or when the associated performance obligation has been satisfied.

Sanofi Collaboration Arrangement

Agreement Terms

On July 7, 2020, the Company entered into a collaboration agreement, or the Sanofi Agreement, with Sanofi, to co-develop drug candidates directed to two biological targets. Under the Sanofi Agreement, the Company granted to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4, or Collaboration Target 1, and one additional undisclosed target in an undisclosed field of use, or Collaboration Target 2. Such license is exercisable on a collaboration target-by-collaboration target basis only after specified milestones. For compounds directed against IRAK4, the field of use includes diagnosis, treatment, cure, mitigation or prevention of any diseases, disorders or conditions, excluding oncology and immuno-oncology.

Pursuant to the Sanofi Agreement, the Company is responsible for discovery and preclinical research and conducting a Phase 1 clinical trial for at least one degrader directed against IRAK4 plus up to three backup degraders. With respect to both targets, Sanofi is responsible for development, manufacturing, and commercialization of product candidates after a specified development milestone occurs with respect to each collaboration candidate.

In addition, pursuant to the Sanofi Agreement, Sanofi will grant to the Company an exclusive option, or Opt-In Right, exercisable on a collaboration target-by-collaboration target basis that will include the right to (i) fund 50% of the United States development costs for collaboration products directed against such target in the applicable field of use and (ii) share equally in the net profits and net losses of commercializing collaboration products directed against such target in the applicable field of use in the United States. In addition, if the Company exercises the Opt-In Right, Sanofi will grant to the Company an exclusive option, applicable to each collaboration target, which upon exercise will allow the Company to conduct certain co-promotion activities in the field in the United States.

The Sanofi Agreement, unless earlier terminated, will expire on a product-by-product basis on the date of expiration of all payment obligations under the Sanofi Agreement with respect to such product. The Company or Sanofi may terminate the agreement upon the other party's material breach or insolvency or for certain patent challenges. In addition, Sanofi may terminate the Sanofi Agreement for convenience or for a material safety event upon advance prior written notice, and the Company may terminate the Sanofi Agreement with respect to any collaboration candidate if, following Sanofi's assumption of responsibility for the development, commercialization or manufacturing of collaboration candidates with respect to a particular target, Sanofi ceases to exploit any collaboration candidates directed to such target for a specified period.

In consideration for the exclusive licenses granted to Sanofi under the Sanofi Agreement, Sanofi paid to us an upfront payment of $150.0 million. In addition to the upfront payment, under the agreement we were eligible to receive certain development milestone payments of up to $1.48 billion, and commercial milestone payments of up to $700.0 million, in the aggregate. We will further be eligible to receive tiered royalties on net sales ranging from the high single digits to high teens, subject to low-single digits upward adjustments in certain circumstances.

On November 15, 2022, we entered into an Amended and Restated Collaboration and License Agreement with Sanofi, or the Amended Sanofi Agreement, which amended the Original Sanofi Agreement to revise certain research terms and responsibilities set forth under the Original Sanofi Agreement. The Amended Sanofi Agreement also specifies details around the timing and number of Phase 2 trials required under the terms of the collaboration. The Amended Sanofi Agreement became effective on December 5, 2022.

Additionally with respect to Sanofi, on December 2, 2022, Sanofi provided the Company with written notice of its intention to advance the collaboration target 1 candidate, KT-474, into Phase 2 clinical trials. In the fourth quarter of 2023, the Company achieved two milestones of $40.0 million and $15.0 million relating to the dosing of the first patient in the Phase 2 clinical trial for the first and second indications, respectively. In the first quarter of 2025, the Company achieved a development milestone related to certain preclinical activities associated with the IRAK4 program. In connection with this milestone the Company unconstrained $20.0 million of consideration in the first quarter of 2025.

In September 2023, the Company and Sanofi mutually agreed to cease activities related to Collaboration Target 2.

In June 2025, Sanofi communicated its decision to exercise its full participation election under the terms of the companies' collaboration agreement, and to advance KT-485/SAR447971, into clinical testing. As a result, Sanofi intends to stop development of KT-474. In connection with the IRAK4 program, the Company remains eligible to receive up to $975 million in development and commercial milestones upon the achievement of certain developmental or regulatory events and upon the achievement of certain net sales thresholds.

Accounting Treatment

The Company analyzed the discovery and preclinical research activities as well as the exclusive license grants under the Sanofi Agreement and concluded that the arrangement was indicative of a vendor-customer relationship and would be accounted for under ASC 606.

The Company identified the following material promises under the arrangement: (1) research services for Collaboration Target 1, (2) research license for Collaboration Target 1, (3) exclusive license for Collaboration Target 1, (4) research services for Collaboration Target 2, (5) research license for Collaboration Target 2, (6) exclusive license for Collaboration Target 2, (7) option to extend the research term, and (8) optional research services during the development period.

The Company determined that Collaboration Targets 1 and 2 are distinct from each other. The research associated with degraders directed to each target is at different stages and the licensed field, should development activities be successful, are different from each other. As such, all promises associated with each target are considered distinct from promises associated with the other target.

The research and development services for each collaboration target were determined not to be distinct from the research license and the exclusive license and have been combined into a single performance obligation for each collaboration target. That is, two performance obligations were identified, the combined research services, research license and exclusive license for Collaboration Target 1 and the combined research services, research license and exclusive license for Collaboration Target 2. The exclusive license for each target is not distinct from the preclinical and clinical research and development services under the Sanofi Agreement, primarily due to the highly specialized nature of the research and novel technology involved with developing protein degraders – the preclinical activities and studies and first phase 1 clinical trial could not be conducted by another party in the manner required.

The option to extend the research term and optional research services during the development period were evaluated as material rights. The fees associated with each option are at or above the standalone selling price. As such, the underlying options are not performance obligations and fees associated with each option are excluded from the transaction price until the underlying option is exercised.

The Company determined the total transaction price to be $150.0 million, which consists solely of the upfront payment. All milestone payments and option payments were constrained as the achievement of such milestones are contingent upon the success of the underlying research and development activities and are generally outside the control of the Company. The reimbursement of costs for the IRAK4 backup degrader is also treated as constrained variable consideration as the criteria for reimbursement may not always be met, under which circumstances the Company would be responsible for the costs related to the backup degrader. Upon becoming unconstrained, the reimbursement consideration will be added to the transaction price and allocated to Collaboration Target 1.

The Company allocated the upfront payment to each performance obligation based on the relative standalone selling price, as follows:

- Collaboration Target 1: $120.0 million

- Collaboration Target 2: $30.0 million

The Company recognizes revenue associated with each performance obligation as the research and development services are provided using an input method, according to costs incurred as related to the research and development activities for each individual program and the costs expected to be incurred in the future to satisfy that individual performance obligation. The transfer of control occurs over this time period and, in management's judgment, is the best measure of progress towards satisfying each performance obligation. Milestone and reimbursement consideration added to the transaction price will be recognized as revenue with a cumulative catch-up upon becoming unconstrained.

With Sanofi's exercise of its full participation election under the agreement for Collaboration Target 1, the performance obligations associated with Collaboration Target 1 & Collaboration Target 2 have been fully satisfied as of December 31, 2025.

During the year ended December 31, 2025, the Company recognized $33.6 million in revenue under the Sanofi Agreement all of which was associated with Collaboration Target 1. Of the $33.6 million of revenue recognized in the year ended December 31, 2025, $13.6 million was recognized from amounts that were recorded in deferred revenue as of December 31, 2024. The aggregate amount of the transaction price allocated to the Company's unsatisfied performance obligations and recorded in deferred revenue at December 31, 2024 is $13.6 million. During the year ended December 31, 2024, the Company recognized $47.1 million, all of which was associated with Collaboration Target 1. The aggregate amount of the transaction price allocated to the Company's unsatisfied performance obligations and recorded in deferred revenue at December 31, 2024 was $13.6 million. The decrease in deferred revenue between December 31, 2025 and December 31, 2024 is the result of the full satisfaction of the performance obligation for Collaboration 1 occurring in the year ended December 31, 2025. During the year ended December 31, 2023, the Company recognized $70.2 million in revenue under the Sanofi Agreement, of which $67.7 million was associated with Collaboration Target 1 and $2.5 million was associated with Collaboration Target 2. The aggregate amount of the transaction price allocated to the Company's unsatisfied performance obligations and recorded in deferred revenue at December 31, 2023 is $54.7 million. The decrease in deferred revenue between December 31, 2024 and December 31, 2023 is the result of on-going activity under the collaboration agreement as well as a $19.4 million cumulative catch-up to revenue related to the change in expected future costs to satisfy the Company's performance obligation under Collaboration Target 1. During the years ended December 31, 2025 and 2024, the Company received $1.3 million and $8.8 million, respectively, in cost reimbursement payments under the Sanofi Agreement. The Company recorded $0.0 million and $0.9 million of unbilled accounts receivable related to reimbursable research and development costs under the Sanofi Agreement as of December 31, 2025 and December 31, 2024, respectively.

In the fourth quarter of 2023, the Company achieved two development milestones relating to the dosing of the first patient in the KT-474 Phase 2 clinical trials for the first and second indications, respectively. In connection with these milestones the Company unconstrained $55.0 million of consideration in the fourth quarter of 2023. In the first quarter of 2025, the Company achieved a development milestone related to certain preclinical activities associated with the IRAK4 program. During the year ended December 31, 2025, the Company recognized $23.6 million of revenue from the unconstrained milestones. As of December 31, 2025, all of the $75.0 million of consideration has been recorded as revenue.

Vertex Agreement

On May 9, 2019 (the "Effective Date"), the Company entered into a collaboration agreement (the "Vertex Agreement") with Vertex to advance small molecule protein degraders against up to six targets. Under the Vertex Agreement, Vertex had the exclusive option to license the rights to the product candidates developed for the designated targets at which point Vertex would control development and commercialization. Pursuant to the Vertex Agreement, the Company was only responsible for discovery and preclinical research on the targets, and Vertex was responsible for development, manufacturing, and commercialization of the product candidates after it exercises its option to license. The initial research term of the collaboration was four (4) years, extendable for an additional one (1) year period upon mutual agreement by the parties and payment by Vertex of certain per-target fees.

The Company was eligible to receive up to $170.0 million in payments per target, including development, regulatory and commercial milestones as well as option exercise payments. In addition, Vertex was obligated to pay the Company tiered royalties on future net sales on any products that may result from the Vertex Agreement. None of the payments under the Vertex Agreement are refundable.

The term of the Vertex Agreement began on the Effective Date and expired upon the completion of the initial research term on May 9, 2023.

Accounting Treatment

The Company analyzed the joint research activities required under the Vertex Agreement and concluded that the arrangement was indicative of a vendor-customer relationship and would be accounted for under ASC 606.

The Company identified the following material promises under the arrangement: (1) the non-exclusive, royalty-free research license; (2) the research and development services to be performed on up to six targets; and (3) the option to license each of the targets for development, manufacturing, and commercialization efforts. The research and development services were determined not to be distinct from the research and development license and have been combined into a single performance obligation. The Company determined that the option to license the targets in the future was not priced at a discount, and that the option exercise fee for each target is at or above the standalone selling price for research at this stage of development; as such, the options and the underlying licenses are excluded from the performance obligation and the option exercise fees are excluded from the transaction price until the underlying option is exercised.

As part of its evaluation of constraining the research and development milestones, the Company considered numerous factors, including the fact that the achievement of the research and development milestones are contingent upon the results of the underlying research and development activities and are thus outside of the control of the Company.

At the commencement of the arrangement, two units of accounting were identified, the issuance of 3,059,695 shares of the Company's Series B-1 and the research activities the Company will perform over the Research Term. The Company determined the total transaction price to be $55.9 million, which consists of $5.9 million attributed to the premium from the Series B-1 shares sold to Vertex and the $50.0 million upfront payment. To determine the fair value of the Series B-1 issued to Vertex, the Company performed a valuation of the shares of the Company's common and preferred stock, which took into consideration recent financings, and the Company's recent development and future exit strategies, as well as a discount for lack of marketability.

The Company recognizes revenue associated with the performance obligation as the research and development services are provided using an input method, according to the costs incurred as related to the research and development activities on each program and the costs expected to be incurred in the future to satisfy the performance obligation. The transfer of control occurs over this time period and, in management's judgment, is the best measure of progress towards satisfying the performance obligation. The Vertex collaboration agreement expired upon completion of the initial research term in May of 2023. Accordingly, the Company fully satisfied its performance obligation and recognized all remaining deferred revenue associated with the Vertex collaboration in May 2023. The Company did not recognize any revenue under the Vertex agreement during the years ended December 31, 2025 or 2024 and recognized $8.4 million during the year ended December 31, 2023.

The following table presents the changes in accounts receivable, contract assets and liabilities for the year ended December 31, 2025 (in thousands):

	Balance at December 31, 2024	Additions	Deductions	Balance at December 31, 2025
Accounts receivable and contract assets:				
Billed receivables – Sanofi	$ —	$ 20,947	$ (20,947)	$ —
Unbilled receivables – Sanofi	947	20,000	(20,947)	—
Billed receivables – Gilead	—	40,000	(40,000)	—
Total accounts receivable and contract assets	$ 947	$ 80,947	$ (81,894)	$ —
Contract Liabilities:				
Deferred Revenue – Sanofi	13,576	20,000	(33,576)	—
Deferred Revenue - Gilead	—	40,000	(5,635)	34,365
Total contract liabilities	$ 13,576	$ 60,000	$ (39,211)	$ 34,365

Note 6. Property and equipment

Property and equipment consists of the following as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Lab and office equipment under finance right-of-use asset	$ 6,543	$ 7,773
Lab equipment	11,388	10,526
Computer equipment	966	966
Furniture & fixtures	3,414	3,255
Leasehold improvements	42,991	44,010
Total property and equipment	65,302	66,530
Less accumulated depreciation	(22,127)	(16,073)
Property and equipment, net	$ 43,175	$ 50,457

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $8.3 million, $7.4 million and $3.6 million, respectively.

Included in property and equipment is lab and office equipment right-of-use assets under financing leases with a cost basis of $6.5 million and $7.8 million and accumulated amortization expense of $3.5 million and $4.1 million as of December 31, 2025 and 2024, respectively.

Amortization expense related to right-of-use assets was $1.6 million, $1.4 million and $1.5 million the years ended December 31, 2025, 2024 and 2023 and is included in depreciation expense.

Note 7. Leases

In October 2019, the Company entered into a noncancelable facility lease agreement (the "2019 Lease") for 34,522 square feet of research and development and office space in Watertown, Massachusetts. The term of the 2019 Lease is 120 months and expires on March 31, 2030. The 2019 Lease has an option to be extended for an additional five years. The lease is not reasonably certain to be extended and as such the additional term is not included in the measurement of the lease. The 2019 Lease includes a rent escalation clause, and rent expense is being recorded on a straight-line basis. In accordance with the lease agreement, the Company is required to maintain a security deposit and provided a letter of credit to the landlord, which is recorded in restricted cash as of December 31, 2025 and December 31, 2024. The letter of credit totaled $1.3 million and $1.3 million as of December 31, 2025 and December 31, 2024, respectively.

In December 2021, the Company entered into a noncancelable lease (the "2021 Lease") for 100,624 square feet of office and laboratory space in Watertown, Massachusetts, which the Company began occupying in February 2024. The 2021 Lease is subject to base rent of $0.8 million per month beginning two months after the commencement date, plus the Company's ratable share of taxes, maintenance and other operating expenses. Base rent is subject to a 3% annual increase over the lease term of approximately 134 months following the commencement date. The Company also has two consecutive options to extend the term of the lease for five years each at then-market rates. The 2021 Lease also includes a tenant improvement allowance of approximately $20.1 million. In connection with the signing of the 2021 Lease, the Company issued a letter of credit for $4.5 million which is classified as restricted cash as of December 31, 2025 and December 31, 2024.

The 2021 Lease required the landlord to build-out the base building prior to the construction of the Company's premises. The Company concluded the accounting commencement date occurred when the landlord completed the build-out of the base building and control passed to the Company, which occurred in early January 2023. The Company assessed the classification of the 2021 Lease at the accounting commencement date and concluded the lease should be accounted for as an operating lease. The Company recorded an operating lease liability of $48.9 million, measured as the present value of the remaining lease payments discounted using the incremental borrowing rate as of the accounting commencement date. The Company recorded an operating lease right-of-use asset of $48.9 million, measured as the present value of the remaining lease payments, net of the tenant incentives.

The Company concluded the improvements paid for by the landlord in connection with the tenant improvement allowance represent lessee assets and therefore recorded $20.1 million of leasehold improvements in property and equipment. The Company recorded an additional $17.9 million of leasehold improvements in excess of the tenant improvement allowance, all of which were placed in service.

Upon occupancy of the 2021 Lease facility in February of 2024, the Company exited the 2019 Lease facility and is actively looking to sublease the entire facility for the remaining noncancellable lease term through March 31, 2030. These actions have resulted in impairment charges of $3.9 million and $4.9 million in the years ended December 31, 2025 and 2024, respectively. The Company continues to evaluate the potential recovery of the ROU asset under sublease scenarios, and thus it is possible that additional impairments could be identified in future periods.

The impairment charges reduced the carrying value of the associated ROU asset, leasehold improvements and certain furniture and fixture assets that remained in the facility to their estimated fair values. Fair values were estimated using a discounted cash flows approach based on forecasted future cash flows expected to be derived from the property based on current sublease market rent, which is considered a level 3 input in the fair value hierarchy, and other key assumptions such as future sublease market conditions and the discount rate.

The Company's finance lease obligations consist of certain property and equipment financed through finance leases.

The components of the lease costs for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Operating lease costs	$ 9,829	$ 9,967
Financing lease costs:		
Amortization of right-to-use assets, financing leases	1,616	1,424
Interest expense for financing lease liabilities	312	206
Variable lease costs	6,040	5,086
Total lease costs	$ 17,797	$ 16,683

Variable lease cost includes payments for variable common area maintenance charges and real estate taxes. Such amounts are not included in the measurement of lease liabilities.

Supplemental cash flow information relating to the Company's leases for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	Year ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating leases	$ 12,074	$ 9,524
Operating cash flows used in finance leases	$ 1,494	$ 1,351
Financing cash flows used in finance leases	$ 312	$ 206

Weighted average remaining lease terms and discount rates as of December 31, 2025 and 2024 were as follows:

	Year ended December 31,	
	2025	2024
Remaining lease term:		
Operating lease	8.6 years	9.5 years
Financing lease	2.1 years	2.8 years
Discount Rate:		
Operating lease	8.7%	8.7%
Financing lease	8.8%	8.7%

The undiscounted future lease payments for operating and finance leases as of December 31, 2025, were as follows (in thousands):

Fiscal Year	Operating Leases	Financing Leases
2026	12,436	1,885
2027	12,809	1,180
2028	13,193	449
2029	13,589	71
2030	11,534	—
Thereafter	49,301	—
Total minimum lease payments	112,862	3,585
Less amounts representing interest or imputed interest	(33,887)	(308)
Present value of lease liabilities	$ 78,975	$ 3,277

Note 8. Accrued Expenses

Accrued expenses consist of the following as of December 31, 2025 and 2024 (in thousands):

| | Year ended December 31, | |
	2025	2024
Research and development expenses	$ 21,351	$ 17,801
Payroll and payroll-related	18,311	14,028
Professional fees	2,065	2,682
Other	547	356
Accrued expenses	$ 42,274	$ 34,867

Note 9. Other Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal costs associated with these matters are expensed when incurred. The Company is not currently a party to any legal proceedings.

Indemnification Arrangements

As permitted under Delaware law, the Company has agreements whereby it indemnifies its investors, employees, officers, and directors (collectively, the "Indemnified Parties") for certain events or occurrences while the Indemnified Parties are, or were serving, at its request in such capacity. The term of the indemnification period is for the Indemnified Parties' lifetime. The Company believes the estimated fair value of these indemnification agreements is minimal. The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third party with respect to the Company's products. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations as of December 31, 2025, 2024 or 2023.

Note 10. Equity-Based Compensation

2018 Stock Option and Grant Plan

In November 2018, the Company adopted, and its stockholders approved, the 2018 Stock Option and Grant Plan (the "2018 Plan"), which provides for the granting of stock options and other equity-based awards at the discretion of the Board of Directors or any subcommittee of the Board of Directors to the Company's employees, officers, directors, and independent contractors. No further grants will be made under the 2018 Plan. However, the 2018 Plan will continue to govern outstanding equity awards granted thereunder. To the extent outstanding options granted under the 2018 Plan are cancelled, forfeited or otherwise terminated without being exercised and would otherwise have been returned to the share reserve under the 2018 Plan, the number of shares underlying such awards will be available for future grant under the 2020 Stock Option and Incentive Plan.

2020 Stock Option and Incentive Plan

In August 2020, the Company and its stockholders approved the 2020 Stock Option and Incentive Plan (the "2020 Plan"), which became effective on August 20, 2020. The 2020 Plan replaced the 2018 Plan as the Company's Board of Directors has determined not to make additional awards under the 2018 Plan following the closing of the Company's IPO. The 2020 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors and consultants. The Company has initially reserved 4,457,370 shares of its common stock for the issuance of awards under the 2020 Plan, which includes the shares of common stock remaining available for issuance under its 2018 Plan as of the business day immediately prior to the effective date of the registration statement. In June 2024, in connection with the Company's 2024 annual shareholder meeting, shareholders approved an amendment to the 2020 stock option plan that redefined the definition of common stock outstanding for the purposes of calculating the annual increase to the shares available for issuance. After the amendment, outstanding equity includes all outstanding common shares as well as outstanding pre-funded warrants. The 2020 Plan provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021, and each January 1 thereafter, by 4% of the Company's outstanding number of shares of common stock, inclusive of outstanding pre-funded warrants, on the immediately preceding December 31, or such lesser number of shares as determined by the Company's compensation committee. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization. As of December 31, 2025, there were an aggregate of 4,182,654 shares remaining available for future grants.

2020 Employee Stock Purchase Plan

In August 2020, the Company and its stockholders approved the 2020 Employee Stock Purchase Plan (the "2020 ESPP"), which became effective August 20, 2020. The 2020 ESPP initially reserves and authorizes the issuance of up to a total of 445,653 shares of common stock to participating employees. The 2020 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2021 and each January 1 thereafter through January 1, 2030, by the lessor of (i) 438,898 shares of common stock, (ii) 1% of the Company's outstanding number of shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares of common stock as determined by the administrator of the 2020 ESPP. The number of shares reserved under the 2020 ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization. As of December 31, 2025, there were an aggregate of 2,303,412 shares remaining available for future grants.

Stock Options

A summary of stock option activity under the 2020 Plan during the year ended December 31, 2025, is as follows (in thousands except share and per share data):

	Number of Options Outstanding		Weighted Average Strike Price per Option	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
Outstanding at December 31, 2024	9,447,790	$	32.73	7.37	$	97,715
Granted	2,400,939		33.15			
Exercised	(2,140,098)		28.79			
Forfeited	(704,883)		38.53			
Outstanding at December 31, 2025	9,003,748	$	33.33	7.14	$	400,490
Exercisable at December 31, 2025	5,945,970	$	32.09	6.30	$	271,876

The intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was $95.0 million, $21.8 million and $9.1 million, respectively.

The weighted-average fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $23.43, $26.10 and $17.91 per share, respectively.

As of December 31, 2025, the total unrecognized stock-based compensation expense for unvested stock options was $63.4 million, which is expected to be recognized over 2.1 years.

During the first quarter of 2025, the Company began granting performance stock options, or PSOs, under the Company's 2020 Stock Option and Incentive Plan to certain key employees of the Company, including the Company's executive officers and management team. The total number of PSOs that may vest will range from 0 to a maximum of 100% of the target number of options granted. The PSOs will vest in three separate installments based upon the achievement of three clinical milestones. The achievement of one clinical milestone will result in the vesting of 40% of the Target Amount, the achievement of a second clinical milestone will result in the vesting of 40% of the Target Amount and the achievement of third clinical milestones will result in the vesting of 20% of the Target Amount. None of the PSOs with respect to the clinical milestone objective may vest prior to the first anniversary of the grant date. During the year ended December 31, 2025, the Company granted 88,000 PSOs with a weighted average strike price of $30.17. As of December 31, 2025, there are 88,000 PSOs outstanding with a weighted average strike price of $30.17. As of December 31, 2025 the Company has concluded that it is not probable the clinical milestone based performance conditions will be achieved, and as such, no stock based compensation has been recorded for PSOs.

The following table outlines equity-based compensation expense for stock options for the years ended December 31, 2025, 2024 and 2023:

	Year ending December 31,		
	2025	2024	2023
Research and development	$ 22,773	$ 21,965	$ 18,525
General and administrative	24,833	24,166	20,025
Total equity-based compensation	$ 47,606	$ 46,131	$ 38,550

The weighted-average assumptions that the Company used in the Black-Scholes option pricing model to determine the grant date fair value of stock options granted to employees and non-employees for the years ended December 31, 2025, 2024 and 2023:

	Year ending December 31,		
	2025	2024	2023
Expected term (in years)	5.87	5.80	5.87
Volatility	79%	65%	62%
Risk-free interest rate	4.0%	4.1%	4.1%
Dividend yield	0.0%	0.0%	0.0%

Restricted Stock Units

The Company has granted restricted stock units with service-based and performance-based vesting conditions. A summary of restricted stock unit activity during the year ended December 31, 2025, is as follows:

	Number of Units Outstanding	Grant Date Fair Value per Share
Unvested at December 31, 2024	749,604	$ 32.24
Granted	1,082,073	33.87
Vested	(284,026)	29.63
Forfeited	(202,496)	32.64
Unvested at December 31, 2025	1,345,155	$ 34.05

During the first quarter of 2025, the Company began granting restricted stock units with performance-based vesting conditions, or performance stock units ("PSUs") under the Company's 2020 Stock Option and Incentive Plan to certain key employees of the Company, including the Company's executive officers and management team. The total number of PSUs that may vest will range from 0 to a maximum of 100% of the target number of options granted. The PSUs will vest in three separate installments based upon the achievement of three clinical milestones. The achievement of one clinical milestone will result in the vesting of 40% of the Target Amount, the achievement of a second clinical milestone will result in the vesting of 40% of the Target Amount and the achievement of third clinical milestones will result in the vesting of 20% of the Target Amount. None of the PSUs with respect to the clinical milestone objective may vest prior to the first anniversary of the grant date.

During the year ended December 31, 2025 and 2024, the Company granted 285,723 and zero restricted stock units, respectively with performance based vesting conditions. As of December 31, 2025, the Company has concluded that it is not probable the clinical milestone based performance conditions will be achieved, and as such, no stock based compensation has been recorded for PSUs.

The Company granted 796,350, 400,917, and 404,844 restricted stock units with service based vesting conditions during the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, the total unrecognized stock-based compensation expense for unvested restricted stock units was $28.9 million, which is expected to be recognized over 2.5 years.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense for restricted stock units of $11.2 million, $7.7 million and $3.8 million, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense related to restricted stock units of $8.1 million, $4.8 million and $2.5 million, respectively, within research and development. During the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense related to restricted stock units of $3.1 million, $2.9 million and $1.3 million, respectively, within general and administrative.

Equity-Based Compensation Expense

Total equity-based compensation expense recorded as research and development and general and administrative expenses for employees, directors, and non-employees during the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

| | Years ending December 31, | | |
	2025	2024	2023
Research and development	$ 31,522	$ 27,766	$ 21,555
General and administrative	28,382	27,246	21,563
Total equity-based compensation	$ 59,904	$ 55,012	$ 43,118

Note 11. Related-Party Transactions

2025 Follow-on offerings

In connection with both of the Company's 2025 follow-on public offerings, Jefferies LLC ("Jefferies") acted as one of the underwriters in the syndicate of underwriters. John Maraganore is a member of the Company's Board of Directors and is affiliated with Jefferies. In connection with its participation in the offerings, Jefferies received customary underwriting discounts and commissions. The total underwriting commission paid to Jefferies through December 31, 2025 was approximately $11.0 million.

Registration Rights Agreement

Concurrently with the June 2025 follow-on offering, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with Baker Brothers Life Sciences, L.P. and 667, L.P. (collectively, the "BBA Funds"), entities affiliated with Atlas Venture ("Atlas") and entities affiliated with BVF Partners L.P. ("BVF" and, together with the BBA Funds and Atlas, the "Affiliated Entities"), all of which are considered related parties given their affiliation with certain members of the Company's Board of Directors.

Among other things, the Registration Rights Agreement provides the Affiliated Entities with certain "resale" registration rights. The Registration Rights Agreement provides that, subject to certain limitations, upon written request from the Affiliated Entities, beginning on February 28, 2026 the Company will be required to file a registration statement covering the resale of the registrable securities held by the Affiliated Entities. Furthermore, the Affiliated Entities will be entitled to include their registrable securities in a registration statement filed by the Company in connection with a public offering. The Registration Rights Agreement also requires the Company to pay certain expenses relating to such registrations and to indemnify the Affiliated Entities against certain liabilities.

Jefferies Open Market Sale Agreement[SM]

On October 31, 2024, prior to Dr. Maraganore joining Jefferies, the Company entered into an Open Market Sale Agreement[SM] (the "Jefferies Sales Agreement") with Jefferies, pursuant to which the Company may offer and sell shares of its common stock having aggregate gross proceeds of up to $300.0 million from time to time in "at-the-market" offerings through Jefferies, as its sales agent. The Company agreed to pay Jefferies a commission of up to 3.0% of the gross proceeds of any shares sold by Jefferies under the Jefferies Sales Agreement. As of December 31, 2025, the Company has not sold any shares of its common stock under the Jefferies Sales Agreement.

Other than the aforementioned items, the Company had no related party transactions for the periods presented in the accompanying consolidated financial statements, which have not otherwise been discussed in these notes to the consolidated financial statements.

Note 12. Income Taxes

The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures effective January 1, 2025, on a prospective basis. The disclosures required by the standard are included below for the year ended December 31, 2025. Comparative prior-period disclosures have not been revised.

The components of loss before income taxes were as follows (in thousands):

	Year Ended December 31, 2025
Domestic	$ (311,351)
Total loss before income taxes	$ (311,351)

The Company has had immaterial tax expense due to operating losses incurred since inception and no deferred tax provision in the current period.

The following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2025 (in thousands):

	Year Ended December 31, 2025	
	Amount ($)	Percentage (%)
Federal statutory income tax rate	$ (65,384)	21.0 %
State income taxes, net of federal income tax effect	(99)	0.0
Research and development tax credits	(6,982)	2.2
Changes in valuation allowances	72,265	(23.2)
Nontaxable or nondeductible items:		
Excess tax benefits on share-based payments	9485	(3.0)
Stock-based compensation	(9407)	3.0
Other	122	0.0
Effective income tax rate	$ —	0.0 %

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differed from the federal statutory income tax rate as follows:

	Year Ended December 31,	
	2024	2023
Federal statutory income tax rate	21.0 %	21.0 %
State income taxes, net of federal benefit	7.9	6.8
Federal and state research and development tax credits	6.1	4.6
Stock-based compensation	0.3	(1.5)
Disallowed Expenditures	(2.3)	(2.3)
Change in deferred tax asset valuation allowance	(33.0)	(28.6)
Effective income tax rate	0.0 %	0.0 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's net deferred income taxes were as follows (in thousands):

| | December 31, | |
	2025	2024
Deferred Tax Assets:		
Net operating loss carryforwards	$ 159,311	$ 61,531
Research and development credit carryforwards	54,742	42,549
Lease liabilities	21,716	22,980
Deferred revenue	—	3,603
Accruals and reserves, stock and other	18,633	18,794
Capitalized Research and Development	96,991	110,333
Total deferred tax assets	$ 351,393	$ 259,790
Valuation allowance	(330,285)	(236,206)
Total deferred tax assets, net of valuation allowance	$ 21,108	$ 23,584
Deferred Tax Liabilities:		
Operating right-of-use assets	(9,477)	(10,632)
Depreciation	(11,631)	(12,952)
Total deferred tax liabilities	(21,108)	(23,584)
Net deferred tax assets	$ —	$ —

The changes in the valuation allowance were as follows (in thousands):

| | Year Ended December 31, |
	2025
Beginning balance	$ 236,206
Domestic federal income taxes	72,265
Domestic state & local income taxes	21,814
Ending balance	$ 330,285

The Company has evaluated the positive and negative evidence bearing upon the reliability of its deferred tax assets. Based on this, the Company has provided a valuation allowance for the full amount of the net deferred tax assets as the realization of the deferred tax assets is not determined to be more likely than not. During the year ended December 31, 2025, the valuation allowance increased by $94.1 million primarily due to the increase in the Company's net operating loss, capitalized expenditures and tax credit carryforwards during the period.

As of December 31, 2025, the Company had $571.6 million and $607.5 million of federal and state operating loss carryforwards, respectively. Substantially all of the federal net operating losses ("NOLs") are not subject to expiration and the state NOLs begin to expire in 2037. These loss carryforwards are available to reduce future federal and state taxable income, if any. As of December 31, 2025, the Company also had federal and state research and development tax credit carryforwards of $40.1 million and $18.6 million respectively, to offset future income taxes, which will begin to expire in December 2039. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

Utilization of the Company's NOL carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 as well as similar state provisions. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings could result in a change of control as defined by Section 382. The Company has not yet conducted an analysis under Section 382 to determine if historical changes in ownership through December 31, 2025, would limit or otherwise restrict its ability to utilize its NOL and research and development credit carryforwards. In addition, future changes in ownership occurring after December 31, 2025 could affect the limitation in future years, and any limitation may result in expiration of a portion of the NOL or research and development credit carryforwards before utilization.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. Among other provisions, this act includes permanently extended and modified certain expiring provisions of the 2017 Tax Cuts and Jobs Act and restored the immediate expensing of domestic research and development expenses. The Company has evaluated the impacts of these provisions and has concluded the OBBBA does not have a material impact on its consolidated financial statements other than reclassifications of the deferred tax assets.

The Company follows the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the consolidated balance sheets; and provides transition and interim period guidance, among other provisions. As of December 31, 2025 and 2024, the Company has not recorded any amounts for uncertain tax positions. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its consolidated statements of operations and comprehensive loss. As of December 31, 2025 and 2024, the Company had no reserves for uncertain tax positions. For the years ended December 31, 2025, 2024, and 2023, no estimated interest or penalties were recognized on uncertain tax positions.

The Company files federal income tax returns in the United States and state income tax returns in Massachusetts and various other state jurisdictions. The Company's tax returns for the years ended December 31, 2022 to December 31, 2025 remain open and subject to examination by the Internal Revenue Service and state taxing authorities.

Note 13. Net Loss per Share

Net Loss per Share

Basic and diluted loss per share is computed by dividing net loss by the weighted-average common stock outstanding for the period. The Company had 15,815,253 and 15,159,753 pre-funded warrants outstanding as of December 31, 2025 and 2024, respectively. Each pre-funded warrant is exercisable for one share of common stock at an exercise price of $0.0001 per share. Due to the nominal exercise price of the pre-funded warrants, they are considered to be outstanding shares of common stock for purposes of the calculation of earnings per share. (in thousands, except for share and per share data):

	December 31,		
	2025	2024	2023
Numerator:			
Net loss	$ (311,351)	$ (223,858)	$ (146,962)
Denominator:			
Weighted average common shares outstanding, basic and diluted	68,998,592	62,346,666	55,365,499
Weighted average pre-funded warrants outstanding, basic and diluted	15,491,993	12,697,325	3,000,000
Total weighted average common stock outstanding, basic and diluted	84,490,585	75,043,991	58,365,499
Net Loss per share:			
Net loss per share, basic and diluted	$ (3.69)	$ (2.98)	$ (2.52)

The Company's potentially dilutive securities, which include restricted stock units, and stock options, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders at December 31, 2025, 2024 and 2023 because including them would have had an anti-dilutive effect:

	December 31,		
	2025	2024	2023
Unvested Restricted Stock Units	1,345,155	749,604	593,140
Options to purchase Common Stock	9,003,748	9,447,790	8,113,164
Total	10,348,903	10,197,394	8,706,304

Note 14. Segment Reporting

The Company operates and manages its business as one reportable segment and one operating segment, which is dedicated to reinventing the treatment of human disease through the development of innovative, highly differentiated medicines that address significant health problems and that meaningfully improve patients' lives. The Company's chief operating decision maker, or CODM, is the chief executive officer. The CODM assesses performance for the segment and decides how to allocate resources based on consolidated net loss that is also reported on the consolidated statements of operations.

The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. All material long-lived assets are located in the United States. Long-lived assets consist of property and equipment, net, and operating lease right-of-use assets.

The chief operating decision maker uses consolidated net loss to monitor budget versus actual results and to analyze cash flows in assessing performance of the segment and allocating resources.

Factors used in determining the reportable segment include the nature of the Company's operating activities, the organizational and reporting structure and the type of information reviewed by the CODM to allocate resources and evaluate financial performance. The accounting policies of the segment are the same as those described in Note 2 of the notes to the consolidated financial statements included in this Annual Report on Form 10-K.

The following table presents reportable segment profit and loss, including significant expense categories, attributable to the Company's reportable segment for the periods presented:

	Year ended December 31,		
	2025	2024	2023
Revenue	$ 39,211	$ 47,072	$ 78,592
Less:			
Research and development expenses			
External research and development:			
STAT6	86,615	39,805	—
Other external research and development expense [1]	92,165	84,981	94,700
Research and development compensation and related personnel expense [2]	90,346	75,975	65,039
Research and development overhead and administrative costs	47,442	39,487	29,342
General & administrative [3]	68,187	63,534	55,041
Interest and other expense [4]	4,225	5,174	196
Plus:			
Interest income	38,418	38,026	18,764
Segment net loss	$ (311,351)	$ (223,858)	$ (146,962)

(1) Certain prior period amounts have been recast to conform with current period presentation.
(2) Research and development compensation and related personnel expense for the years ended December 31, 2025, 2024 and 2023 is inclusive of $31.5 million, $27.8 million, and $21.6 million of stock-based compensation expense, respectively.
(3) General and administrative expense for the years ended December 31, 2025, 2024 and 2023 is inclusive of $28.4 million, $27.2 million, and $21.6 million of stock-based compensation expense, respectively.
(4) Other expense for the years ended December 31, 2025 and 2024 is inclusive of a $3.9 million and $4.9 million impairment of long-lived assets, respectively.

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $8.3 million, $7.4 million and $3.6 million, respectively. Amortization expense related to right-of-use assets was $1.6 million, $1.4 million and $1.5 million the years ended December 31, 2025, 2024 and 2023 and is included in depreciation expense.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Management's Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Our management, with the participation of our Chief Executive Officer, who serves as our principal executive officer, and our Chief Financial Officer, who serves as our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of such date.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer, or persons performing similar functions, and effected by a company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company's assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of the company's management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm has issued an attestation report of our internal control over financial reporting. This report appears below.

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the Stockholders and the Board of Directors of Kymera Therapeutics, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Kymera Therapeutics, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kymera Therapeutics, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 26, 2026

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the twelve months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

The following table discloses any officer (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) or director who entered into, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K) during the three months ended December 31, 2025:

Name and Title	Type of Trading Arrangement	Action Taken (Date of Action)	Duration or End Date	Aggregate Number of Securities to be Sold	Description of Trading Arrangement
Jeremy Chadwick *Chief Operating Officer*	Trading plan intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c)	Adoption (December 10, 2025)	December 31, 2026	307,618[1]	Exercises of vested stock options and sales of shares of our common stock pursuant to the terms of the trading plan
Noah Goodman *Chief Business Officer*	Trading plan intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c)	Adoption (December 10, 2025)	December 10, 2026	17,000[1]	Exercises of vested stock options and sales of shares of our common stock pursuant to the terms of the trading plan
Elena Ridloff *Director*	Trading plan intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c)	Adoption (December 11, 2025)	December 31, 2026	15,000	Exercises of vested stock options and sales of shares of our common stock pursuant to the terms of the trading plan
Bruce Booth *Director*	Trading plan intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c)	Adoption (December 16, 2025)	September 16, 2026	24,000	Exercises of vested stock options and sales of shares of our common stock pursuant to the terms of the trading plan

[1] - These shares reflect the aggregate maximum number of Restricted Stock Units ("RSU") prior to any non-discretionary sell-to-cover transactions in addition to other shares eligible to be sold pursuant to the plan. The Company has a non-discretionary sell-to-cover requirement to satisfy tax withholding obligations associated with RSU vesting for employees.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item 11 (excluding the information under the heading "Pay Versus Performance") will be included in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

    (a)   *Financial Statements*

        For a list of the consolidated financial statements included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, which is incorporated into this Item by reference.

    (b)   *Exhibits*

Exhibit Number	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Kymera Therapeutics, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No, 001-39460) filed with the Securities and Exchange Commission on August 25, 2020).
3.2	Second Amended and Restated Bylaws of Kymera Therapeutics, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (File No. 001-39460) filed with the Securities and Exchange Commission on August 25, 2020).
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A (File No. 333-240264) filed with the Securities and Exchange Commission on August 17, 2020).
4.2	Registration Rights Agreement by and among the Registrant and certain of its stockholders dated June 26, 2025 (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-39460) filed with the Securities and Exchange Commission on June 27,2025).
4.3	Description of Securities (Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K (File No. 001-39460) filed with the Securities and Exchange Commission on March 11, 2021).
4.4	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-39460) filed with the Securities and Exchange Commission on August 19, 2022).
4.5	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024).
4.6	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2024).
4.7	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2025).
10.1#	2018 Stock Option and Grant Plan, and form of award agreements thereunder (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-240264) filed with the Securities and Exchange Commission on July 31, 2020).
10.2#	2020 Stock Option and Incentive Plan, and form of award agreements thereunder (Incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1/A (File No. 333-240264) filed with the Securities and Exchange Commission on August 17, 2020).
10.3#	Amendment No.1 to the 2020 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 001-39460) filed with the Securities and Exchange Commission on June 20, 2024).
10.4#	Amended and Restated Non-Employee Director Compensation Policy dated June 25, 2025 (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-39460) filed with the Securities and Exchange Commission on August 11, 2025).
10.5#	Amended and Restated Non-Employee Director Compensation Policy dated March 27, 2024 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-39460) filed with the Securities and Exchange Commission on May 2, 2024).

10.6#	Senior Executive Cash Incentive Bonus Plan (Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1/A (File No. 333-240264) filed with the Securities and Exchange Commission on August 13, 2020).
10.7#	Amended and Restated 2020 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-39460) filed with the Securities and Exchange Commission on November 5, 2020).
10.8	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (Incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1/A (File No. 333-240264) filed with the Securities and Exchange Commission on August 17, 2020).
10.9	Lease between the Registrant and Arsenal Yards Holding LLC, dated as of August 15, 2019 (Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (File No. 333-240264) filed with the Securities and Exchange Commission on July 31, 2020).
10.10#	Form of Amended and Restated Employment Agreement (Incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1/A (File No. 333-240264) filed with the Securities and Exchange Commission on August 13, 2020).
10.11†	Amended and Restated Collaboration and License Agreement between the Registrant and Genzyme Corporation, dated as of November 15, 2022. (Incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K (File No. 001-39460) filed with the Securities and Exchange Commission on February 23, 2023).
10.12	Lease between the Registrant and ARE-MA REGION NO. 75, LLC dated as of December 20, 2021. (Incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K (File No. 001-39460) filed with the Securities and Exchange Commission on February 22, 2024).
10.13	Securities Purchase Agreement, dated August 18, 2022, by and among the Registrant and the persons party thereto (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on form 8-K filed with the Securities and Exchange Commission on August 19, 2022).
10.14	Registration Rights Agreement, dated August 18, 2022, by and among the Registrant and the persons party thereto (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 001-39460) filed with the Securities and Exchange Commission on August 19, 2022).
10.15†	Letter between the Registrant and Genzyme Corporation, dated as of November 14, 2023. (Incorporated by reference to Exhibit 10.16 to Registrant's Annual Report on Form 10-K (File No. 001-39460) filed with the Securities and Exchange Commission on February 22, 2024)
10.16†	Letter between the Registrant and Genzyme Corporation, dated as of July 31, 2024 (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-39460) filed with the Securities and Exchange Commission on October 31, 2024).
10.17†	Open Market Sale Agreement[SM], by and between the Registrant and Jefferies LLC, dated October 31, 2024 (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-39460) filed with the Securities and Exchange Commission on October 31, 2024).
19.1[+]	Amended and Restated Insider Trading Policy
21.1	List of Subsidiaries of Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature page to this Annual Report on Form 10-K).
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1[+]	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2[+]	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97#	Compensation Recovery Policy (Incorporated by reference to Exhibit 97 to Registrant's Annual Report on Form 10-K (File No. 001-39460) filed with the Securities and Exchange Commission on February 22, 2024).
101.INS	Inline XBRL Instance Document

| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101). |

[+] This certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent specifically incorporated by reference into such filing.

# Indicates a management contract or any compensatory plan, contract or arrangement.

† Portions of this exhibit (indicated by asterisks) were omitted in accordance with the rules of the Securities and Exchange Commission.

(c)   Financial Statement Schedules

All schedules to the consolidated financial statements are omitted as the required information is either inapplicable or presented in the consolidated financial statements.

Item 16. Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Kymera Therapeutics, Inc.

Date: February 26, 2026   By: /s/ Nello Mainolfi, Ph.D.

Nello Mainolfi, Ph.D.
President and Chief Executive Officer

Each person whose individual signature appears below hereby constitutes and appoints Nello Mainolfi, Ph.D. and Bruce Jacobs, CFA, MBA and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Nello Mainolfi, Ph.D. Nello Mainolfi, Ph.D.	**President and Chief Executive Officer** (Principal Executive Officer)	February 26, 2026
/s/ Bruce Jacobs, CFA, MBA Bruce Jacobs, CFA, MBA	**Chief Financial Officer** (Principal Financial and Accounting Officer)	February 26, 2026
/s/ Bruce Booth, DPhil Bruce Booth, DPhil	Chair of the Board of Directors	February 26, 2026
/s/ Felix Baker, PhD Felix Baker, PhD	Lead Independent Director	February 26, 2026
/s/ Jeff Albers, MBA Jeff Albers, MBA	Director	February 26, 2026
/s/ Pamela Esposito, PhD Pamela Esposito, PhD	Director	February 26, 2026
/s/ Gorjan Hrustanovic, PhD Gorjan Hrustanovic, PhD	Director	February 26, 2026
/s/ John M. Maraganore, PhD John M. Maraganore, PhD	Director	February 26, 2026
/s/ Elena, Ridloff, CFA Elena Ridloff, CFA	Director	February 26, 2026
/s/ Victor Sandor, MDCM Victor Sandor	Director	February 26, 2026

BOARD OF DIRECTORS

Bruce Booth, Dphil*+
Co-Founder & Partner
Atlas Venture

Felix J. Baker, PhD**
Managing Member, Baker Bros.
Advisors LP

Jeff Albers, JD, MBA
Venture Partner at Atlas Venture

Pamela Esposito, PhD
Former Chief Business Officer
at Replimune

Gorjan Hrustanovic, PhD
Managing Director at BVF
Partners LP

John Maraganore, PhD+

CEO, JMM Innovations, LLC,
and Founding CEO, Alnylam
Pharmaceuticals, Inc.

Victor Sandor, MDCM
Director, Prelude Therapeutics &
ADCT Therapeutics

Elena Ridloff, CFA+
Chief Financial Officer and
Head of Corporate Development
at Sionna Therapeutics

* - Chair of the Board
** - Lead Independent Director
+ - up for re-election at the 2026 Annual Meeting of Stockholders

EXECUTIVE OFFICERS

Nello Mainolfi, PhD+
Director, Founder, President
& Chief Executive Officer

Jeremy Chadwick, PhD
Chief Operating Officer

Brian Adams, JD
Chief Legal Officer and
Corporate Secretary

Jared Gollob, MD
Chief Medical Officer

Noah Goodman, MBA
Chief Business Officer

Bruce Jacobs, CFA, MBA

Chief Financial Officer

CORPORATE ADDRESS
500 North Beacon Street, 4th Floor
Watertown, MA 02472

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young, LLP
200 Clarendon Street
Boston, MA 02116

TRANSFER AGENT
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

INVESTOR RELATIONS
Justine Koenigsberg
Vice President, Investor Relations
investors@kymeratx.com

MEDIA
Matthew Henson
Vice President, Corporate
Communications
mhenson@kymeratx.com